AltaGas

Calgary Place
1700 355 4th Ave SW
Calgary AB T2P 0J1

main 403.691.7575
fax 403.691.7508

09047482

November 27, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

To whom it may concern:

Re: AltaGas Income Trust
Rule 12g3-2(b) Exemption
File No. 82-34911

Please find enclosed certain information and/or documents furnished on behalf of AltaGas Income Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta, Canada (Rule 12g3-2(b) File No. 82-34911), submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934.

Sincerely,
AltaGas Income Trust,
By its administrator
AltaGas Ltd.

Brad Mattson
Vice President and Corporate Controller

enclosures

SEC File # 82-34911

AltaGas **NEWS RELEASE** AltaGas utility group

ALTAGAS UTILITY GROUP INC. RECEIVES ALBERTA UTILITIES COMMISSION APPROVAL FOR TRANSFER OF SHARES

Calgary, Alberta (October 2, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) and AltaGas Utility Group Inc. (Utility Group) (TSX: AUI) announced today that Utility Group has received approval from the Alberta Utilities Commission (AUC) for the transfer of all outstanding shares of Utility Group to AltaGas Holdings #3 Inc., an indirect wholly-owned subsidiary of AltaGas, pursuant to its cash offer for all of the outstanding common shares of Utility Group not already owned by AltaGas and its affiliates (the Offer). Further details on the terms of the approval are available on the AUC's website at http://www.auc.ab.ca/applications/decisions/Decisions/2009/2009-152.pdf.

All regulatory approvals necessary to complete the Offer have now been obtained. The Offer remains subject to certain other conditions, including acceptance by the holders of at least two-thirds of the outstanding Utility Group common shares, excluding those held by AltaGas and its affiliates. **The expiry time of the Offer remains 5:00 p.m. (Calgary time) on October 7, 2009, unless withdrawn or extended.**

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Utility Group Inc. is a publicly traded company holding interests in AltaGas Utilities Inc., Heritage Gas Limited and Inuvik Gas Ltd. Combined these regulated natural gas distribution businesses serve more than 71,000 customers in three areas of Canada through an infrastructure of over 20,000 kilometres of pipelines. Utility Group also holds an interest in the Ikhil Joint Venture which produces and supplies natural gas in Inuvik, Northwest Territories.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN and are included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index. AltaGas Utility Group Inc. common shares trade on the Toronto Stock Exchange under the symbol AUI.

Not for distribution to U.S. newswire services or for dissemination in the United States.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust or to Utility Group or an affiliate of Utility Group, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, the Trust's and Utility Group's respective business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause the Trust's or Utility Group's respective actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's and Utility Group's respective current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's and Utility Group's respective public disclosure documents. Many factors could cause the Trust's or Utility Groups respective actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, the Trust's or Utility Group's actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust and Utility Group do not intend, and do not

assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

AltaGas Income Trust:

Media
Adrianne Lovric
(403) 691-9873
adrianne.lovric@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

AltaGas Utility Group Inc.:

Patricia Newson
President and CEO
(403) 806-3330
patricia.newson@altagasutility.com

Jared Green
VP Controller & Corporate Secretary
(403) 806-3320
jared.green@altagasutility.com

www.altagasutilitygroup.com

AltaGas **NEWS RELEASE**

ALTAGAS INCOME TRUST ANNOUNCES SUCCESSFUL OFFER FOR ALTAGAS UTILITY GROUP INC.

Calgary, Alberta (October 7, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) is pleased to announce that 6,801,646 AltaGas Utility Group Inc. (Utility Group) (TSX: AUI) common shares, which represent approximately 94.97 percent of the outstanding shares on a fully diluted basis, excluding those held by AltaGas or its affiliates have been tendered to the offer (the Offer) dated September 1, 2009, as varied by the notice of variation dated September 23, 2009, made by AltaGas Holdings #3 Inc. (AltaGas Holdings #3 or the Offeror), an indirect wholly-owned subsidiary of AltaGas.

The Offeror will exercise its right to acquire all the remaining Utility Group common shares by way of compulsory acquisition as soon as practicable.

AltaGas will provide further details related to the acquisition upon completion of the Offer, expected on or about October 8, 2009.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN and are included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

Not for distribution to U.S. newswire services or for dissemination in the United States.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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For further information contact:

AltaGas Income Trust:

Media	Investment Community	www.altagas.ca
Adrianne Lovric	Sheena McKellar	Investor Relations
(403) 691-9873	(403) 691-9855	1-877-691-7199
adrianne.lovric@altagas.ca	sheena.mckellar@altagas.ca	investor.relations@altagas.ca

SEC File # 82-34911

AltaGas **NEWS RELEASE** AltaGas utility group

ALTAGAS INCOME TRUST CLOSES ALTAGAS UTILITY GROUP ACQUISITION

Calgary, Alberta (October 9, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) and AltaGas Utility Group Inc. (Utility Group) (TSX: AUI) are pleased to announce the successful completion of the acquisition of Utility Group by AltaGas.

"I am pleased to increase our investment in Utility Group. Its high quality utility infrastructure businesses, serving over 71,000 customers, have grown rate base by 15 percent over the past four years" said David Cornhill, Chairman and CEO of AltaGas. "We welcome the Utility Group employees back under the Trust umbrella and look forward to supporting them as they continue to provide excellent safe, reliable service and growth."

Patricia Newson, President and CEO of Utility Group, said, "The Utility Group team, including the outstanding operating groups at AltaGas Utilities Inc., Heritage Gas Limited and Inuvik Gas Ltd. look forward to our new relationship with the Trust. As part of a larger entity, Utility Group will continue to pursue significant organic growth and business acquisition opportunities."

AltaGas Holdings #3 Inc. (AltaGas Holdings #3 or the Offeror), an indirect wholly-owned subsidiary of AltaGas, offered to acquire all of the outstanding common shares of Utility Group not already owned by AltaGas and its affiliates. The offer expired on October 7, 2009 at which date an aggregate of 6,801,646 Utility Group shares (constituting approximately 94.97 percent of the outstanding shares, excluding those held by AltaGas or its affiliates) had been tendered or were subject to notice of guaranteed delivery. AltaGas has now taken up and paid for the tendered shares.

AltaGas Holdings #3, through provisions of section 206 of the Canadian Business Corporations Act (Canada), has acquired the Utility Group shares of shareholders who did not accept the offer. As a result, AltaGas and its affiliates now beneficially own and control all of the outstanding common shares of Utility Group.

As a result of the acquisition, Utility Group shares are expected to be delisted from the Toronto Stock Exchange (TSX).

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN and are included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index. AltaGas Utility Group Inc. common shares trade on the Toronto Stock Exchange under the symbol AUI.

Not for distribution to U.S. newswire services or for dissemination in the United States.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust or to Utility Group or an affiliate of Utility Group, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, the Trust's and Utility Group's respective business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve

known and unknown risks, uncertainties and other factors that may cause the Trust's or Utility Group's respective actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's and Utility Group's respective current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's and Utility Group's respective public disclosure documents. Many factors could cause the Trust's or Utility Groups respective actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, the Trust's or Utility Group's actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust and Utility Group do not intend, and do not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

- 30 -

For further information contact:

AltaGas Income Trust:

Media
Adrianne Lovric
(403) 691-9873
adrianne.lovric@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

AltaGas **NEWS RELEASE**

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (October 13, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that a monthly distribution will be paid on November 16, 2009 to holders of record on October 26, 2009, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.18 for each Trust Unit and each Exchangeable Unit.

AltaGas has a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan (the Plan) for eligible Unitholders of AltaGas Income Trust and AltaGas Holding Limited Partnership No. 1. The Premium component of the Plan is currently suspended. Information on the Plan is available on the AltaGas website at www.altagas.ca.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Lovric
(403) 691-9873
adrianne.lovric@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

SEC File # 82-34911

AltaGas

NEWS RELEASE

ALTAGAS RECEIVES CREDIT RATING UPGRADE FROM DBRS

Calgary, Alberta (October 16, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that Dominion Bond Rating Service (DBRS) has raised the Trust's credit rating from BBB (low) with a Positive trend to BBB with a Stable trend.

"AltaGas is committed to our investment-grade credit rating. We believe it is an important indicator of our financial strength and stability," said David Cornhill, Chairman and CEO of the Trust. "This upgrade reflects the diversification, integration and financial stability we continue to build into our business model."

"As we continue to grow our business, we will remain focused on building and operating long-term assets underpinned by stable cash flow."

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Lovric
(403) 691-9873
adrianne.lovric@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

- 30 -

AltaGas **NEWS RELEASE**

ALTAGAS INCOME TRUST TO HOLD CONFERENCE CALL AND WEBCAST ON THIRD QUARTER RESULTS ON NOVEMBER 5

Calgary, Alberta (October 29, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) will announce its third quarter results on Thursday, November 5, 2009 before markets open. A conference call and webcast to discuss the results will be held the same day.

Time:	9:00 a.m. MT (11:00 a.m. ET)
Dial-in:	416-695-6616 or toll free at 1-800-952-4972
Webcast:	http://events.digitalmedia.telus.com/altagas/110509/index.php

Shortly after the conclusion of the call, a replay will be available by dialling 416-695-5800 or 1-800-408-3053. The passcode is 5774737. The replay will expire at midnight (Eastern) on November 12, 2009. The webcast will be archived for one year.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Lovric
(403) 691-9873
adrianne.lovric@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

SEC File # 82-34911

AltaGas

NEWS RELEASE

ALTAGAS' BEAR MOUNTAIN WIND PARK GOES LIVE

Calgary, Alberta (November 2, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) is pleased to announce that its Bear Mountain Wind Park is now fully commissioned and connected to the British Columbia power grid. The Park has satisfied the conditions of Commercial Operation Date (COD) and will now receive the firm price under the 25-year energy purchase agreement (EPA) with BC Hydro.

"The completion of Bear Mountain Wind Park is a milestone event for AltaGas and for British Columbia. As the first fully operational wind park in B.C., Bear Mountain Wind Park is adding to the province's supply of renewable energy," said David Cornhill, Chairman and CEO of the Trust.

AltaGas met conditions of COD by satisfying the British Columbia Transmission Corporation (BCTC) certification and grid compatibility requirements, and by successfully completing a 72-hour test which ended October 24, 2009. During the test period, the turbines performed well and the Park produced approximately 2,000 megawatt-hours of energy. "The turbines, substation, and transmission infrastructure are performing as anticipated and the Park is meeting AltaGas' expectations," said Cornhill.

The $200 million project was completed on budget and ahead of schedule. "The success of AltaGas' Bear Mountain Wind Park demonstrates our strategy of investing in and building projects that are long-term, stable assets. AltaGas has again proven its ability to meet complex project development and construction targets on time and on budget."

With a total capacity of 102 MW, the Park will produce enough energy to power most of B.C.'s South Peace region. Under the Government of Canada's ecoENERGY for Renewable Power program, the project will receive a one cent per kilowatt-hour incentive over the next ten years, in accordance with the terms of the agreement. The project includes green attributes, which AltaGas can trade or sell to third parties.

"Bear Mountain Wind Park is a great example of industry, community, and all levels of government, working together to achieve a common goal," said Cornhill. "It has been a delight to work with the people of Dawson Creek and the various governments to bring long-term, clean, renewable wind power to British Columbia."

AltaGas is committed to growing its renewable power generation capacity. With 1,500 MW of wind power opportunities and an additional 400 MW of run-of-river power opportunities under study or development, AltaGas is well positioned to be a leader in clean energy generation.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Adrianne Lovric
(403) 691-9873
adrianne.lovric@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

SEC File # 82-34911

AltaGas NEWS RELEASE SaskEnergy

ALTAGAS INCOME TRUST TO ACQUIRE REMAINING 75.1 PERCENT OF HERITAGE GAS LIMITED

Calgary, Alberta and Regina, Saskatchewan (November 3, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) and SaskEnergy Incorporated (SaskEnergy) jointly announce that they together with Scotia Investments (Scotia) have entered into a purchase and sale agreement pursuant to which AltaGas' indirect wholly-owned subsidiary, AltaGas Utility Group Inc. (Utility Group) will, subject to customary conditions, purchase for $109.8 million the 75.1 percent of the outstanding shareholder debt and common shares of Heritage Gas Limited (Heritage Gas) it does not already own. Proceeds to SaskEnergy and Scotia will be approximately $73.3 million and $36.5 million for their respective 50.1 percent and 25 percent interest in Heritage Gas.

"The Heritage Gas acquisition is an outstanding investment for AltaGas," said David Cornhill, Chairman and CEO of AltaGas. "We are excited about the opportunity to increase our commitment to bring a modern, low-carbon fuel choice to Nova Scotians. AltaGas' acquisition of Utility Group in October 2009 created a utility investment arm for AltaGas, and the Heritage Gas purchase is a significant first acquisition for Utility Group under AltaGas' ownership. Heritage Gas' people, assets and growth potential expand, diversify and strengthen our gas division and overall business."

Utility Group, SaskEnergy and Scotia partnered in 2002 to establish Heritage Gas to obtain and operate a natural gas distribution franchise for Nova Scotia. Based in Dartmouth, Nova Scotia, Heritage Gas today serves 2,261 customers in Amherst and Cumberland County, Dartmouth, Halifax and the Halifax International airport through its 229 kilometre system. Heritage Gas offers strong growth potential as its 42 employees expand its service areas in response to demand from new construction and as customers convert to natural gas.

"We are pleased to conclude this transaction with Utility Group for a value which represents a good return on our investment and will allow us to focus our future capital spending and resources on our Saskatchewan distribution, transmission and storage operations," said Doug Kelln, President and CEO of SaskEnergy. "Utility Group will continue to bring strong stewardship to the Heritage Gas investment and the evolution of the Nova Scotia natural gas marketplace. We wish the organization and all the employees of Heritage Gas well."

Heritage Gas' rate base and other property plant and equipment total $127.8 million at September 30, 2009. On a full-year basis, AltaGas expects the acquisition to be accretive to earnings per unit and cash flow per unit in the range of $0.04 to $0.05 in 2010. AltaGas and Utility Group will fund the transaction with existing credit facilities.

The closing of the purchase is subject to customary conditions including the approval of the transaction under the Competition Act (Canada). Closing is expected to occur in mid-November 2009, or as soon thereafter as approvals are obtained.

CIBC World Markets Inc. is acting as financial advisor to AltaGas with respect to the transaction. RBC Capital Markets is acting as financial advisor to SaskEnergy.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources. AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN and are included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

SaskEnergy is an integrated natural gas distribution, transmission and storage company which delivers the benefits of safe, convenient and environmentally-friendly natural gas to more than 343,000 residential, farm, commercial and industrial customers throughout Saskatchewan, serving 92% of the Province's communities. Transmission and storage services are provided through its subsidiary TransGas, which operates a high pressure network of over 14,000 kilometres as well as eight distinct storage locations. SaskEnergy has a diverse workforce of over 1,100 employees providing service from more than 50 different locations in Saskatchewan.

Not for distribution to U.S. newswire services or for dissemination in the United States.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

- 30 -

For further information contact:

AltaGas Income Trust:

Media
Adrianne Lovric
(403) 826-7944
adrianne.lovric@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

SaskEnergy Inc.:
Media / Public relations
Dave Burdeniuk
Office: (306) 777-9842
Cell: (306) 535-6569
dburdeniuk@saskenergy.com

www.saskenergy.com

AltaGas

SEC File # 82-34911

NEWS RELEASE

ALTAGAS REPORTS THIRD QUARTER EARNINGS

Calgary, Alberta (November 5, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced net income of $34.7 million ($0.44 per unit - basic) for the three months ended September 30, 2009, compared to $53.5 million ($0.75 per unit - basic) for the same period of 2008, which included a one-time tax recovery of $13.8 million as a result of legal entity ownership changes within the trust structure. Excluding the one-time tax recovery, net income was $39.7 million in third quarter 2008 ($0.56 per unit - basic).

Net income for the nine months ended September 30, 2009 was $109.1 million ($1.40 per unit - basic), compared to $124.0 million ($1.83 per unit - basic) for the same period in 2008.

"Our third quarter earnings reflect AltaGas' stable operations, diversified gas and power assets and disciplined risk management. While parts of our business faced current market challenges, overall our energy infrastructure business reported solid results," said David Cornhill, Chairman and CEO of the Trust. "We continue to expect 2009 to be a year of strong earnings as current growth projects come online and contribute to earnings."

The $200 million, 102-MW Bear Mountain Wind Park was fully in-service on October 24, beating its November in-service target and was delivered on budget. As British Columbia's first operational wind park, the facility features 34 turbines and will produce enough energy to power most of B.C.'s South Peace region. The power from the project is being sold to BC Hydro under a 25-year agreement. The success of the Bear Mountain Wind Park demonstrates AltaGas' strategy of investing in and building long-term, stable assets with solid returns. AltaGas has again proven its ability to meet complex project development and construction targets on time and on budget.

"We remain committed to delivering strong returns to investors and to growing our gas and power business. We are pursuing approximately $2 billion in real growth projects over the next five to seven years, including renewable energy developments and a number of gas business opportunities currently under development," added Cornhill.

Subsequent to third quarter, the successful acquisition of AltaGas Utility Group Inc. (Utility Group) adds regulated assets and strong, stable cash flows to the Trust. AltaGas expects to benefit as the Utility Group investments, people and growth opportunities expand and further diversify the Trust' gas business.

AltaGas declared a distribution of $0.18 per trust unit and exchangeable unit payable on December 15, 2009 to unitholders of record on November 25, 2009. The Trust declared total cash distributions of $0.54 per unit in third quarter 2009.

The unaudited interim Consolidated Financial Statements and Management's Discussion and Analysis, which contains additional notes and disclosures, are available on the AltaGas website (www.altagas.ca).

FINANCIAL HIGHLIGHTS(1):

- Earnings before interest, taxes, depreciation and amortization (EBITDA) were $63.6 million ($0.80 per unit) for third quarter 2009, compared to $68.0 million ($0.96 per unit) for the same quarter in 2008.
- Funds from operations were $50.5 million ($0.64 per unit) for third quarter 2009, compared to $56.2 million ($0.79 per unit) for the same period in 2008.

- Total net debt on September 30, 2009 was $668.9 million, compared to $592.8 million at June 30, 2009 and $582.0 million at December 31, 2008. The Trust's debt-to-total capitalization ratio as at September 30, 2009 was 38.7 percent, versus 36.1 percent at June 30, 2009 and 37.8 percent at the end of 2008.

(1) *Includes Non-GAAP financial measures. See previous public disclosures available at www.altagas.ca or www.sedar.com for definitions*

IN THE THIRD QUARTER:

- AltaGas acquired common shares of Magma Energy Corp. (Magma) through an additional investment of $6.2 million. Magma completed its initial public offering and began trading on the TSX July 7, 2009. The incremental share purchase maintained AltaGas' ownership in Magma of approximately 5 percent.
- AltaGas announced that it has entered into a MOU with NOVA Chemicals related to liquids extraction at the Trust's Harmattan Complex, as part of the proposed Harmattan Co-stream Project. The MOU provides that the definitive agreements between AltaGas and NOVA Chemicals would be for an initial term of 20 years, AltaGas would deliver all liquids or co-stream gas products on a full cost-of-service basis to NOVA Chemicals and would provide that all capital expenditures and operating costs related to the proposed project will be fully recovered through fees under normal operations. The MOU is subject to normal conditions precedent, including execution and delivery of mutually satisfactory definitive agreements between AltaGas and NOVA Chemicals and a favourable decision on the Harmattan Co-Stream application currently before the ERCB.
- AltaGas offered to acquire all of the outstanding common shares of Utility Group not previously held by AltaGas for $10.50 cash per common share.
- Taylor NGL Limited Partnership (Taylor), an indirect, wholly-owned subsidiary of AltaGas, redeemed the $16,570,000 of outstanding 5.85 percent convertible subordinated unsecured debentures (Debentures) as of September 16, 2009 for a redemption amount of $1,000.96 for each $1,000.00 principal amount of Debentures.

SUBSEQUENT TO THE THIRD QUARTER:

- AltaGas successfully acquired Utility Group on October 8, 2009.
- On October 16, Dominion Bond Rating Services (DBRS) upgraded the Trust's credit rating from BBB (low) with a Positive trend to BBB with a Stable trend.
- The Trust's 102-MW Bear Mountain Wind Park was fully connected to the B.C. power grid and met the conditions of Commercial Operation Date (COD) in order to receive the firm price under the 25-year energy purchase agreement (EPA) with BC Hydro. Owned and operated by AltaGas, the $200 million project is B.C.'s first fully operational wind park.
- AltaGas entered into a purchase and sale agreement with SaskEnergy Incorporated and Scotia Investments, pursuant to which Utility Group will purchase the 75.1 percent of Heritage Gas Limited that it does not already own for $109.8 million. The acquisition is subject to customary conditions and expected to close in mid-November.

AltaGas will hold a conference call today at 9 a.m. MT (11 a.m. ET) to discuss the third quarter 2009 financial and operating results and other general issues and developments concerning the Trust.

Members of the media, investment community and other interested parties may dial (416) 695-6616 or call toll free at 1-800 952-4972. No pass code is required. Please note that the conference call will also be webcast. To listen, please connect here: http://events.digitalmedia.telus.com/altagas/110509/index.php.

Shortly after the conclusion of the call, a replay will be available by dialing (416) 695 5800 or 1-800-408-3053. The passcode is 5774737. The replay expires at midnight (ET) on November 12, 2009. The webcast will be archived for one year.

Forward Looking Information

This Release contains forward-looking statements. When used in this Release the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this Release contains forward-looking statements with respect to, among others things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements are set forth under: "Consolidated Outlook"; "Capital Projects"; "Gas Business Outlook"; "Power Business Outlook"; and "Corporate Outlook".

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties including without limitation, changes in market competition, governmental or regulatory developments, changes in tax legislation, general economic conditions and other factors set out in the Trust's public disclosure documents.

Many factors could cause the Trust's or any of its business segment's actual results, performance or achievements to vary from those described in this Release, including without limitation those listed above as well as the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this Release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in this Release herein should not be unduly relied upon. These statements speak only as of the date of this Release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this Release are expressly qualified as cautionary statements.

Financial outlook information contained in this Release about prospective results of operations, financial position or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this MD&A should not be used for the purposes other than which it is disclosed herein.

Additional information relating to AltaGas can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, including its annual MD&A and Consolidated Financial Statements, Annual Information Form, Information Circular, and Proxy Statement, material change reports and press releases issued by the Trust, are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

The material businesses of the Trust are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership, AltaGas Pipeline Partnership and Taylor NGL Limited Partnership (Taylor), as well as AltaGas Energy Limited Partnership and ECNG Energy L.P. (collectively the operating subsidiaries). The cash flow of the Trust is solely dependent on the results of the operating subsidiaries and is predominantly derived from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held within the Trust structure.

AltaGas General Partner Inc., through its Board of Directors, the members of which are elected by the Trust at the direction of the holders of the units, has been delegated by the trustee of the Trust to manage or supervise the business and affairs of the Trust. AltaGas Ltd. provides all management, administrative and operating services to the Trust and its subsidiaries.

CONSOLIDATED FINANCIAL RESULTS (unaudited) ($ millions)	Three Months Ended September 30 **2009**	2008	Nine Months Ended September 30 **2009**	2008
Revenue	**291.4**	460.7	**931.8**	1,392.2
Unrealized gain on risk management	**4.4**	3.7	**10.9**	1.4
Net revenue[1]	**114.7**	122.7	**341.1**	350.7
EBITDA[1]	**63.6**	68.0	**189.2**	185.3
EBITDA before unrealized gain on risk management[1]	**59.2**	64.3	**178.3**	183.9
Operating income[1]	**45.4**	50.6	**135.4**	135.1
Operating income before unrealized gain on risk management[1]	**41.0**	46.9	**124.5**	133.7
Net income	**34.7**	53.5	**109.1**	124.0
Net income before tax-adjusted unrealized gain on risk management[1]	**31.3**	52.7	**100.5**	124.4
Net income before tax[1]	**36.5**	44.7	**113.2**	116.0
Total assets	**2,243.4**	2,113.5	**2,243.4**	2,113.5
Total long-term liabilities	**846.2**	828.1	**846.2**	828.1
Net additions to capital assets	**79.5**	95.1	**164.1**	760.5
Distributions declared[2]	**43.0**	38.0	**126.9**	108.3
Cash flows				
Cash from operations	**43.7**	50.3	**141.1**	167.5
Funds from operations[1]	**50.5**	56.2	**153.6**	163.0

($ per unit)	Three Months Ended September 30 **2009**	2008	Nine Months Ended September 30 **2009**	2008
EBITDA[1]	**0.80**	0.96	**2.43**	2.73
EBITDA before unrealized gain on risk management[1]	**0.74**	0.90	**2.29**	2.71
Net income - basic	**0.44**	0.75	**1.40**	1.83
Net income - diluted	**0.43**	0.75	**1.39**	1.81
Net income before tax-adjusted unrealized gain on risk management[1]	**0.39**	0.74	**1.29**	1.83
Net income before tax[1]	**0.46**	0.63	**1.45**	1.71
Distributions declared[2]	**0.54**	0.535	**1.62**	1.585
Cash flows				
Cash from operations	**0.55**	0.71	**1.81**	2.47
Funds from operations[1]	**0.64**	0.79	**1.97**	2.40
Units outstanding - basic (millions)				
During the period[3]	**79.5**	71.1	**78.0**	67.9
End of period	**79.8**	71.3	**79.8**	71.3

(1) *Non-GAAP financial measure; see discussion in Non-GAAP Financial Measures section of this MD&A.*

(2) *Distributions declared of $0.18 per unit per month commenced in August 2008. January 2008 to July 2008 distributions of $0.175 per unit per month were declared.*

(3) *Weighted average.*

CONSOLIDATED FINANCIAL REVIEW

Three Months Ended September 30

Net income for the three months ended September 30, 2009 was $34.7 million compared to the $53.5 million reported for the same period in 2008, which included a one-time tax recovery of $13.8 million as a result of legal entity ownership changes within the trust structure. Net income was $0.44 per basic unit in the current quarter compared to $0.75 per basic unit for the third quarter of 2008. Excluding the one-time income tax recovery, net income was $39.7 million in third quarter 2008 (0.56 per unit - basic).

The gas business was affected in third quarter by the Extraction & Transmission (E&T) segment's higher volumes due to fewer turnarounds in 2009, the benefits of the 2008 Harmattan Complex capital program and lower operating costs. In addition, the transmission business reported increased revenues from the Ethylene Delivery System (EDS) pipeline upgrade and an adjustment for revenues previously deferred. In the Energy Services segment an adjustment of liabilities related to natural gas transactions also increased earnings. These increases were more than offset by a reduction in Field Gathering and Processing (FG&P) volumes due to producers shutting-in gas production and volume declines. The power business reported lower results primarily due to lower spot power prices and higher power purchase agreement (PPA) costs, but benefited from strong hedge prices and lower transmission and environmental compliance costs. Unrealized gains on investments and risk management contracts recorded in the Corporate segment contributed to earnings compared to an operating loss reported in the comparable quarter. The Trust reported higher interest expense because of a higher average debt balance and a higher average interest rate. Income tax expense was higher in third quarter 2009 compared to the same quarter in 2008 due largely to the one-time tax recovery in the prior year as a result of changes within the trust structure, which resulted in the use of lower tax rates for future tax liabilities.

Operating income from the gas business was $25.3 million in third quarter 2009 compared to $26.0 million in same quarter 2008. Results were relatively flat despite the challenging economic environment faced by the gas business. The E&T segment reported higher operating income due to prior year's impact of turnarounds and unplanned outages. The increase to operating income was also the result of a positive adjustment to transmission revenues previously deferred, higher extraction volumes processed and higher contracted transmission volumes. Energy Services also reported an increase due to an adjustment to liabilities related to natural gas transactions and the contribution from the Sarnia storage asset. These increases were offset by lower throughput in most FG&P areas due to reduced producer activity and shut-ins, lower NGL frac spreads and a turnaround at a FG&P facility.

In the power business, operating income was $21.4 million in third quarter 2009 compared to $30.1 million in third quarter 2008. Operating income decreased due to higher PPA costs, lower spot prices compared to third quarter 2008 when power prices were at near historic highs and higher power volumes sold at spot prices. The power business benefited from higher than spot hedge prices, as well as lower transmission and environmental compliance costs.

On a consolidated basis, net revenue for the quarter ended September 30, 2009 was $114.7 million compared to $122.7 million in same quarter 2008. In the gas business, net revenue decreased due to lower spot commodity prices, lower throughput in most FG&P areas and lower operating cost recoveries. These decreases were partially offset by the higher extraction volumes, no planned outages at extraction facilities, higher contracted transmission volumes and a positive adjustment to revenues related to previously deferred revenue in transmission, as well as Energy Services liabilities. In the power business, net revenue decreased due to lower revenue from the sale of more power at spot power prices and prior year's sale of a wind development project, which were partially offset by strong hedge prices. The Corporate segment reported higher net revenue due to unrealized gains and investment income.

Operating and administrative expense for third quarter 2009 was $51.0 million, down from $54.6 million in same quarter 2008. The decrease was a result of lower prices for fuel gas and electricity, lower power transmission fees, reduced environmental compliance costs and costs for a single turnaround of $0.8 million compared to $1.4 million in third quarter 2008. The decreases were partially offset by higher costs incurred to support the Trust's growth initiatives in both the gas and power businesses.

Amortization expense for third quarter 2009 was $18.2 million compared to $17.4 million in the same quarter last year. The increase was due to the growth in AltaGas' asset base from construction activities.

Interest expense for third quarter 2009 was $8.8 million compared to $6.0 million in same quarter 2008. The increase was due to a higher average debt balance of $657.8 million compared to $548.3 million for the same period in 2008. Borrowing rates were also higher because of the $200 million medium-term note (MTN) issuance in April at a 7.42 percent coupon rate. The average borrowing rate was 6.9 percent in third quarter 2009 compared to 4.9 percent for third quarter 2008.

Income tax expense in third quarter 2009 was $1.8 million compared to an income tax recovery of $8.8 million in the same period 2008. The increase was largely due to a one-time $13.8 million recovery of future income taxes in third quarter 2008 as a result of legal entity ownership changes within the trust structure, partially offset by lower income subject to tax and implied taxes on financial instruments.

Nine Months Ended September 30

Net income for the nine months ended September 30, 2009 was $109.1 million compared to $124.0 million in the same period in 2008, which included a one-time recovery of $13.8 million. Excluding this recovery, net income for the nine months ended September 30, 2008 was $110.2 million or $1.1 million higher than the current period. Net income was $1.40 per basic unit for the first nine months of 2009 compared to $1.83 per basic unit for the same period 2008. During the first nine months of 2009, the gas business performed well despite lower commodity prices and lower volumes processed in FG&P. The power business reported lower results primarily due to lower revenue from sales at spot power prices and higher PPA costs compared to the same period last year, but benefited from strong hedge prices, more favourable 30-day rolling average power price (RAPP) and lower transmission and environmental compliance costs. Investment income and unrealized gains recorded in the first nine months of 2009 in the Corporate segment contributed to a lower operating loss in this segment compared to the same period last year. The Trust reported slightly higher interest expense in the first nine months of 2009 compared to the same period in 2008 due to higher average debt balances and a higher average interest rate. Income tax expense was higher in the nine months ended September 30, 2009 due to a one-time tax recovery of $13.8 million in 2008, partially offset by lower income subject to tax.

Operating income from the gas business was $78.3 million in the first nine months of 2009 compared to $78.6 million in same period 2008. Results were flat in spite of the challenging economic environment faced by the gas business. Operating income decreased due to lower throughput in most FG&P areas, lower NGL frac spreads received on unhedged volumes and one turnaround in the FG&P segment. These decreases were partially offset by no major turnarounds in the E&T segment in the first nine months of 2009, a positive adjustment to previously deferred transmission revenues and Energy Services liabilities, higher extraction volumes processed, higher contracted volumes in the transmission business and income generated from the Sarnia storage asset.

In the power business, operating income was $65.1 million in the first nine months of 2009 compared to $85.4 million in same period 2008. Operating income decreased due to lower revenue from sales at spot power prices, higher PPA costs, a gain on sale of assets recorded in 2008 and lower contributions from the gas-fired peaking plants. These decreases were partially offset by stronger hedge prices, more favourable RAPP and lower transmission and environmental compliance costs.

The operating loss incurred by the Corporate segment decreased primarily due to higher unrealized gains and investment income, no one-time charges unlike the $2.6 million for project development costs in second quarter 2008 and lower administrative expenses primarily due to cost control measures initiated in late 2008.

On a consolidated basis, net revenue for the nine months ended September 30, 2009 was $341.1 million compared to $350.7 million in same period 2008. In the gas business, net revenue decreased due to lower throughput in most FG&P areas, lower spot commodity prices and lower operating cost recoveries, partially offset by adjustments to Energy Services liabilities and previously deferred transmission revenues, higher extraction volumes and higher contracted

transmission volumes and contributions from the Sarnia storage asset. In the power business, net revenue decreased due to lower revenue from the sale of power at spot power prices, the gain on assets sold in 2008 and lower contribution from gas-fired peaking plants, partially offset by strong hedge prices and lower PPA costs. The Corporate segment reported higher net revenue due to investment income and unrealized gains.

Operating and administrative expense for the nine months ended September 30, 2009 was $151.9 million, down from $165.2 million in same period last year. The decrease was largely due to fewer turnarounds unlike the same period last year, when approximately $7.4 million of turnaround costs were recorded. The decrease is further explained by a $2.6 million charge for project development costs in the same period last year. Cost control measures have also resulted in a decline in administrative costs. These decreases were partially offset by incremental costs associated with the addition of new assets and businesses acquired by the Trust during the second half of 2008.

Amortization expense for the nine months ended September 30, 2009 was $53.8 million compared to $50.2 million in the same period last year. The increase was due to the growth in AltaGas' asset base from construction activities.

Interest expense for the nine months ended September 30, 2009 was $22.5 million compared to $19.3 million in the same period last year. The increase was due to higher average debt balances of $606.0 million compared to $580.8 million for the same period in 2008. The average borrowing rate was 6.0 percent in the first nine months of 2009 compared to 4.9 percent in the same period in 2008.

Income tax expense in the first nine months of 2009 was $4.1 million compared to a recovery of $8.0 million in the same period 2008. The increase was largely due to a one-time $13.8 million recovery of future income taxes in third quarter 2008 as a result of legal entity ownership changes within the trust structure, partially offset by lower income subject to tax.

Consolidated Outlook

AltaGas is well positioned to deliver another year of strong results in 2009, despite a challenging economic environment. The commencement of operations at the Bear Mountain Wind Park and Sarnia storage asset, along with the acquisition of the remaining interests in AltaGas Utility Group Inc. (Utility Group) and Heritage Gas Limited (collectively "natural gas distribution assets") augments the Trust's portfolio of low-risk, long-life assets and is expected to increase earnings and cash flow.

The majority of the Trust's earnings are underpinned by long-term, fee-for-service, cost-of-service or minimum volume commitment contracts. To the extent that the Trust is exposed to NGL frac spreads and Alberta power prices, the Trust has a disciplined hedging strategy which mitigates the impact of NGL frac spread and power price volatility. For the remainder of 2009, two-thirds of NGL and power volumes exposed to spot prices have been hedged at prices similar to hedged prices in 2008. For 2010, approximately 30 percent of volumes exposed to NGL frac spreads have been hedged at approximately $21/Bbl and approximately 50 percent of Alberta power volumes have been hedged at $77/MWh.

Gas business results are expected to be relatively unchanged in 2009 compared to 2008 since revenue contributions from completed capital projects, the natural gas distribution assets, revenue adjustments and fewer turnarounds are expected to offset the impact of lower FG&P volumes and commodity prices. Management expects current producer drilling rates to remain relatively unchanged over the coming months; however, management believes natural gas prices may modestly strengthen when the lack of drilling adjusts the balance between North American natural gas supply and demand. Although this presents a short-term challenge for the FG&P segment, AltaGas believes it is well positioned when the economic environment improves. As an indicator of market improvements, several producers have recently begun flowing production that was previously shut-in and renewed their activity in deep gas drilling. AltaGas is working closely with its customers to find ways to optimize gas processing capacity in an effort to reduce costs for its customers and rationalize processing capacity in its operating areas. The Trust is also working with producers on engineering estimates and feasibility studies for plant expansions and consolidations in areas experiencing higher drilling activity. Despite continued low gas prices, the Trust is expediting plans to take advantage of these opportunities as the long-term

outlook for the natural gas sector supports continued investment in processing assets to meet the needs of producers.

The Energy Services segment is expected to benefit from the expiry of natural gas purchase and sales contracts. These contracts, which expired October 31, 2009, resulted in depressed Energy Services results in recent years. The expiry of these contracts is expected to increase income by $1.0 million in 2009 or $5.6 million on an annualized basis.

The gas business is also expected to continue to benefit from the capital projects undertaken in 2008 to increase plant efficiencies and throughput at the Harmattan Complex, the operation of the Sarnia storage asset and the expansion of the Ethylene Delivery System (EDS), as well as measures to improve efficiencies at other facilities.

On October 8, 2009, the Trust closed the acquisition of the outstanding common shares of Utility Group not previously held by the Trust. Utility Group distributes natural gas to more than 71,000 customers in Alberta, Nova Scotia and the Northwest Territories. On November 3, 2009, AltaGas announced the acquisition of the remaining 75.1 percent of Heritage Gas Limited that it did not already own, thereby increasing the Trust's natural gas distribution assets. This business is highly seasonal, with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of annual revenue, resulting in strong first and fourth quarter results and losses in the second and third quarters. The new assets are expected to be accretive to earnings and cash flow.

The power business results are expected to be lower based on the current forward spot price for Alberta power. Lower power prices are expected to be partially offset by the addition of the Bear Mountain Wind Park, which went into commercial service on October 24, 2009. The power segment is also expected to benefit from measures taken to reduce environmental costs.

SEC File # 82-34911

Consolidated Balance Sheets

(unaudited)

($ thousands)	**September 30 2009**	December 31 2008
ASSETS		
Current assets		
Cash and cash equivalents	**$ 18,460**	$ 18,304
Short-term investment	**45,625**	-
Accounts receivable	**153,185**	220,280
Inventory	**558**	775
Restricted cash holdings from customers	**28,324**	24,017
Risk management	**84,510**	92,842
Other current assets	**12,142**	7,705
	342,804	363,923
Capital assets	**1,556,408**	1,436,686
Energy arrangements, contracts and relationships	**131,440**	138,913
Goodwill	**143,840**	143,840
Risk management	**27,217**	31,147
Long-term investments and other assets	**41,663**	17,744
	$ 2,243,372	$ 2,132,253
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**$ 136,547**	$ 198,232
Distributions payable to unitholders	**14,363**	12,943
Short-term debt	**604**	4,493
Current portion of long-term debt	**101,411**	1,363
Customer deposits	**28,324**	24,017
Deferred revenue	**40**	2,777
Risk management	**45,368**	57,423
Other current liabilities	**12,439**	21,927
	339,096	323,175
Long-term debt	**566,854**	559,412
Asset retirement obligations	**45,887**	41,708
Future income taxes	**211,652**	211,256
Risk management	**15,306**	16,745
Convertible debentures	**-**	16,682
Other long-term liabilities	**6,475**	5,833
	1,185,270	1,174,811
Unitholders' equity	**1,058,102**	957,442
	$ 2,243,372	$ 2,132,253

See notes to the Consolidated Financial Statements.

Consolidated Statements of Income and Accumulated Earnings

(unaudited)

($ thousands except per unit amounts)	Three Months Ended September 30 2009	Three Months Ended September 30 2008	Nine Months Ended September 30 2009	Nine Months Ended September 30 2008
REVENUE				
Operating	**$ 281,843**	$ 457,168	**$ 909,765**	$ 1,389,462
Unrealized gain on risk management	**4,364**	3,654	**10,903**	1,386
Other	**5,170**	(120)	**11,163**	1,390
	291,377	460,702	**931,831**	1,392,238
EXPENSES				
Cost of sales	**176,676**	338,042	**590,695**	1,041,545
Operating and administrative	**51,018**	54,729	**151,864**	165,436
Amortization:				
Capital assets	**15,756**	14,835	**46,339**	42,800
Energy arrangements, contracts and relationships	**2,491**	2,552	**7,473**	7,412
	245,941	410,158	**796,371**	1,257,193
Foreign exchange gain (loss)	**(78)**	136	**259**	249
Interest expense				
Short-term debt	**401**	105	**1,038**	311
Long-term debt	**8,422**	5,921	**21,441**	19,032
Income before income taxes	**36,535**	44,654	**113,240**	115,951
Income tax expense (recovery)				
Current income tax	**(99)**	2,177	**167**	2,393
Future income tax	**1,868**	(10,977)	**3,910**	(10,386)
Net income	**34,766**	53,454	**109,163**	123,944
Accumulated earnings, beginning of period	**748,133**	580,902	**673,736**	510,412
Accumulated earnings, end of period	**$ 782,899**	$ 634,356	**$ 782,899**	$ 634,356
Net income per unit				
Basic	**$ 0.44**	$ 0.75	**$ 1.40**	$ 1.83
Diluted	**$ 0.43**	$ 0.75	**$ 1.39**	$ 1.81
Weighted average number of units outstanding (thousands)				
Basic	**79,501**	71,138	**78,034**	67,873
Diluted	**80,449**	72,042	**78,993**	68,794

See notes to the Consolidated Financial Statements.

SEC File # 82-34911

Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income

(unaudited)

($ thousands)	Three Months Ended September 30 **2009**	2008	Nine Months Ended September 30 **2009**	2008
Net income	**$ 34,766**	$ 53,454	**$ 109,163**	$ 123,944
Other comprehensive income (loss), net of tax				
Unrealized net gain on available-for-sale financial assets	**4,578**	-	**4,578**	-
Unrealized net gain on derivatives designated as cash flow hedges	**7,664**	15,689	**12,060**	823
Reclassification of available-for-sale financial assets as a result of business acquisition	**-**	-	**-**	(17,873)
Reclassification to net income of net gain (loss) on derivatives designated as cash flow hedges pertaining to prior periods	**(5,631)**	4,810	**(20,686)**	2,387
	6,611	20,499	**(4,048)**	(14,663)
Comprehensive income	**$ 41,377**	$ 73,953	**$ 105,115**	$ 109,281
Accumulated other comprehensive income (loss), beginning of period	**$ 20,910**	$ (7,993)	**$ 31,569**	$ 27,169
Other comprehensive income, net of tax	**6,611**	20,499	**(4,048)**	(14,663)
Accumulated other comprehensive income, end of period	**$ 27,521**	$ 12,506	**$ 27,521**	$ 12,506

See notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(unaudited)

($ thousands)	Three Months Ended September 30 2009	2008	Nine Months Ended September 30 2009	2008
Cash from operations				
Net income	$ **34,766**	$ 53,454	$ **109,163**	$ 123,944
Items not involving cash:				
Amortization	**18,247**	17,387	**53,812**	50,212
Accretion of asset retirement obligations	**794**	838	**2,331**	1,793
Unit-based compensation	**1,548**	105	**1,484**	300
Future income tax expense (recovery)	**1,958**	(10,977)	**4,000**	(10,386)
Gain on sale of assets	**-**	(1,407)	**(28)**	(1,725)
Equity income	**171**	165	**(899)**	(416)
Unrealized gain	**(7,831)**	(3,654)	**(18,932)**	(1,386)
Other	**886**	300	**2,677**	694
Asset retirement obligations settled	**-**	(182)	**(145)**	(399)
Net change in non-cash working capital	**(6,830)**	(5,722)	**(12,388)**	4,875
	43,709	50,307	**141,075**	167,506
Investing activities				
Increase (decrease) in customer deposits	**5,208**	(517)	**(4,307)**	(163)
Decrease in note receivable	**-**	1,000	**-**	6,500
Capital expenditures	**(69,748)**	(26,642)	**(158,292)**	(110,875)
Disposition of capital assets	**-**	6,589	**-**	15,432
Distributions from equity investments	**81**	72	**380**	209
Acquisition of short-term investments	**(11,403)**	-	**(39,323)**	-
Acquisition of long-term investments and other assets	**(6,223)**	(45,911)	**(16,223)**	(306,916)
	(82,085)	(65,409)	**(217,765)**	(395,813)
Financing activities				
Repayment of short-term debt	**(47)**	(2,154)	**(3,889)**	(3,406)
Net issuance (repayment) of revolving long-term debt	**(7,090)**	59,226	**(191,391)**	212,892
Issuance of long-term debt	**(330)**	(207)	**295,146**	(207)
Repayment of long-term debt	**(16,968)**	(4,636)	**(17,652)**	(5,369)
Distributions to unitholders	**(42,876)**	(37,666)	**(125,493)**	(105,732)
Net proceeds from issuance of units	**7,519**	9,091	**120,125**	134,515
Net proceeds from issuance of warrants	**-**	-	**-**	4,500
	(59,792)	23,654	**76,846**	237,193
Change in cash and cash equivalents	**(98,168)**	8,552	**156**	8,886
Cash and cash equivalents, beginning of period	**116,628**	12,785	**18,304**	12,451
Cash and cash equivalents, end of period	$ **18,460**	$ 21,337	$ **18,460**	$ 21,337

See notes to the Consolidated Financial Statements.

Supplementary Quarterly Financial Information

(unaudited)

($ millions unless otherwise indicated)	**Q3-09**	Q2-09	Q1-09	Q4-08	Q3-08
FINANCIAL HIGHLIGHTS[1]					
Net Revenue[2]					
Gas business					
Extraction and Transmission	**45.4**	42.4	44.6	42.7	43.8
Field Gathering and Processing	**30.8**	32.6	33.4	33.6	38.1
Energy Services	**5.2**	6.1	6.1	3.3	4.4
	81.4	81.1	84.1	79.6	86.3
Power Generation	**24.8**	23.4	27.5	35.9	32.8
Corporate	**9.5**	11.3	1.2	10.1	3.6
Intersegment Elimination	**(1.0)**	(1.5)	(0.7)	0.2	-
	114.7	114.3	112.1	125.8	122.7
EBITDA[2]					
Gas Business					
Extraction and Transmission	**31.4**	28.1	29.9	29.0	25.4
Field Gathering and Processing	**7.3**	8.7	10.5	10.3	14.2
Energy Services	**2.1**	3.0	3.0	0.1	1.4
	40.8	39.8	43.4	39.4	41.0
Power Generation	**23.4**	21.9	26.0	34.4	31.8
Corporate	**(0.6)**	1.8	(7.1)	(2.9)	(4.7)
	63.6	63.5	62.3	70.9	68.1
Operating Income (Loss)[2]					
Gas Business					
Extraction and Transmission	**23.7**	20.6	22.7	22.2	18.0
Field Gathering and Processing	**0.1**	1.4	3.2	3.1	7.2
Energy Services	**1.5**	2.6	2.5	(0.3)	0.8
	25.3	24.6	28.4	25.0	26.0
Power Generation	**21.4**	19.6	24.1	32.5	30.1
Corporate	**(1.3)**	1.3	(7.8)	(3.4)	(5.4)
	45.4	45.5	44.7	54.1	50.7

(1) *Columns may not add due to rounding.*

(2) *Non-GAAP financial measure.*

Supplementary Quarterly Operating Information
(unaudited)

	Q3-09	Q2-09	Q1-09	Q4-08	Q3-08
OPERATING HIGHLIGHTS					
Extraction and Transmission					
Extraction inlet gas processed (Mmcf/d)(1)	**839**	798	882	790	781
Extraction volumes (Bbls/d)(1)	**38,222**	39,334	42,898	35,426	35,591
Transmission volumes (Mmcf/d)(1)(3)	**332**	345	348	367	381
NGL frac spread - realized ($/Bbl)(1)(4)	**20.55**	22.05	25.29	28.41	26.02
NGL frac spread - average spot price ($/Bbl)(1)(4)	**19.74**	16.34	15.20	18.58	36.92
Field Gathering and Processing					
Capacity (gross Mmcf/d)(2)	**1,172**	1,172	1,172	1,172	1,178
Throughput (gross Mmcf/d)(1)	**433**	475	480	521	545
Capacity utilization (%)(1)	**37**	41	41	44	46
Energy Services					
Energy management service contracts(2)	**1,727**	1,727	1,707	1,711	1,572
Average volumes transacted (GJ/d)(1)	**329,192**	287,315	374,113	291,353	298,608
Power Generation					
Volume of power sold (GWh)(1)	**683**	672	664	664	651
Average price realized on sale of power ($/MWh)(1)	**70.22**	63.84	74.33	87.30	83.10
Alberta Power Pool average spot price ($/MWh)(1)	**49.75**	32.31	63.01	95.18	80.36

(1) *Average for the period.*

(2) *As at period end.*

(3) *Excludes natural gas liquids pipeline volumes.*

(4) *AltaGas reports an indicative frac spread or NGL margin, expressed in dollars per barrel of NGL, which is derived from Edmonton postings for propane, butane and condensate and the daily AECO natural gas price.*

Other Information

DEFINITIONS

Bbls/d	barrels per day
Bcf	billion cubic feet
GJ	gigajoule
GWh	gigawatt-hour
Mcf	thousand cubic feet
Mmcf/d	million cubic feet per day
MW	megawatt
MWh	megawatt-hour

ABOUT ALTAGAS

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure organizations. The Trust creates value by growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media
Adrianne Lovric
(403) 691-9873
adrianne.lovric@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

Management's Discussion and Analysis

The Management's Discussion and Analysis (MD&A) of operations and unaudited interim Consolidated Financial Statements presented herein are provided to enable readers to assess the results of operations, liquidity and capital resources of AltaGas Income Trust (AltaGas or the Trust) as at and for the three and nine months ended September 30, 2009 compared to the three and nine months ended September 30, 2008. This MD&A dated November 5, 2009 should be read in conjunction with the accompanying unaudited interim Consolidated Financial Statements and notes thereto of the Trust as at and for the three and nine months ended September 30, 2009 and with the audited Consolidated Financial Statements and MD&A contained in the Trust's annual report for the year ended December 31, 2008.

This MD&A contains forward-looking statements. When used in this MD&A the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this MD&A contains forward-looking statements with respect to, among others things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements are set forth under: "Consolidated Outlook"; "Capital Projects"; "Gas Business Outlook"; "Power Business Outlook"; and "Corporate Outlook".

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties including without limitation, changes in market competition, governmental or regulatory developments, changes in tax legislation, general economic conditions and other factors set out in the Trust's public disclosure documents.

Many factors could cause the Trust's or any of its business segment's actual results, performance or achievements to vary from those described in this MD&A, including without limitation those listed above as well as the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in this MD&A herein should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this MD&A are expressly qualified as cautionary statements.

Financial outlook information contained in this MD&A about prospective results of operations, financial position or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this MD&A should not be used for the purposes other than which it is disclosed herein.

Additional information relating to AltaGas can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, including its annual MD&A and Consolidated Financial Statements, Annual Information Form, Information Circular, and Proxy Statement, material change reports and press releases issued by the Trust, are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

The material businesses of the Trust are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership, AltaGas Pipeline Partnership and Taylor NGL Limited Partnership (Taylor), as well as AltaGas Energy Limited Partnership and ECNG Energy L.P. (collectively the operating subsidiaries). The cash flow of the Trust is solely dependent on the results of the operating subsidiaries and is predominantly derived from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held within the Trust structure.

AltaGas General Partner Inc., through its Board of Directors, the members of which are elected by the Trust at the direction of the holders of the units, has been delegated by the trustee of the Trust to manage or supervise the business and affairs of the Trust. AltaGas Ltd. provides all management, administrative and operating services to the Trust and its subsidiaries.

CONSOLIDATED FINANCIAL RESULTS (unaudited) ($ millions)	Three Months Ended September 30 **2009**	2008	Nine Months Ended September 30 **2009**	2008
Revenue	**291.4**	460.7	**931.8**	1,392.2
Unrealized gain on risk management	**4.4**	3.7	**10.9**	1.4
Net revenue[1]	**114.7**	122.7	**341.1**	350.7
EBITDA[1]	**63.6**	68.0	**189.2**	185.3
EBITDA before unrealized gain on risk management[1]	**59.2**	64.3	**178.3**	183.9
Operating income[1]	**45.4**	50.6	**135.4**	135.1
Operating income before unrealized gain on risk management[1]	**41.0**	46.9	**124.5**	133.7
Net income	**34.7**	53.5	**109.1**	124.0
Net income before tax-adjusted unrealized gain on risk management[1]	**31.3**	52.7	**100.5**	124.4
Net income before tax[1]	**36.5**	44.7	**113.2**	116.0
Total assets	**2,243.4**	2,113.5	**2,243.4**	2,113.5
Total long-term liabilities	**846.2**	828.1	**846.2**	828.1
Net additions to capital assets	**79.5**	95.1	**164.1**	760.5
Distributions declared[2]	**43.0**	38.0	**126.9**	108.3
Cash flows				
Cash from operations	**43.7**	50.3	**141.1**	167.5
Funds from operations[1]	**50.5**	56.2	**153.6**	163.0

($ per unit)	Three Months Ended September 30 **2009**	2008	Nine Months Ended September 30 **2009**	2008
EBITDA[1]	**0.80**	0.96	**2.43**	2.73
EBITDA before unrealized gain on risk management[1]	**0.74**	0.90	**2.29**	2.71
Net income - basic	**0.44**	0.75	**1.40**	1.83
Net income - diluted	**0.43**	0.75	**1.39**	1.81
Net income before tax-adjusted unrealized gain on risk management[1]	**0.39**	0.74	**1.29**	1.83
Net income before tax[1]	**0.46**	0.63	**1.45**	1.71
Distributions declared[2]	**0.54**	0.535	**1.62**	1.585
Cash flows				
Cash from operations	**0.55**	0.71	**1.81**	2.47
Funds from operations[1]	**0.64**	0.79	**1.97**	2.40
Units outstanding - basic (millions)				
During the period[3]	**79.5**	71.1	**78.0**	67.9
End of period	**79.8**	71.3	**79.8**	71.3

(1) *Non-GAAP financial measure; see discussion in Non-GAAP Financial Measures section of this MD&A.*

(2) *Distributions declared of $0.18 per unit per month commenced in August 2008. January 2008 to July 2008 distributions of $0.175 per unit per month were declared.*

(3) *Weighted average.*

CONSOLIDATED FINANCIAL REVIEW

Three Months Ended September 30

Net income for the three months ended September 30, 2009 was $34.7 million compared to the $53.5 million reported for the same period in 2008, which included a one-time tax recovery of $13.8 million as a result of legal entity ownership changes within the trust structure. Net income was $0.44 per basic unit in the current quarter compared to $0.75 per basic unit for the third quarter of 2008. Excluding the one-time income tax recovery, net income was $39.7 million in third quarter 2008 (0.56 per unit - basic).

The gas business was affected in third quarter by the Extraction & Transmission (E&T) segment's higher volumes due to fewer turnarounds in 2009, the benefits of the 2008 Harmattan Complex capital program and lower operating costs. In addition, the transmission business reported increased revenues from the Ethylene Delivery System (EDS) pipeline upgrade and an adjustment for revenues previously deferred. In the Energy Services segment an adjustment of liabilities related to natural gas transactions also increased earnings. These increases were more than offset by a reduction in Field Gathering and Processing (FG&P) volumes due to producers shutting-in gas production and volume declines. The power business reported lower results primarily due to lower spot power prices and higher power purchase agreement (PPA) costs, but benefited from strong hedge prices and lower transmission and environmental compliance costs. Unrealized gains on investments and risk management contracts recorded in the Corporate segment contributed to earnings compared to an operating loss reported in the comparable quarter. The Trust reported higher interest expense because of a higher average debt balance and a higher average interest rate. Income tax expense was higher in third quarter 2009 compared to the same quarter in 2008 due largely to the one-time tax recovery in the prior year as a result of changes within the trust structure, which resulted in the use of lower tax rates for future tax liabilities.

Operating income from the gas business was $25.3 million in third quarter 2009 compared to $26.0 million in same quarter 2008. Results were relatively flat despite the challenging economic environment faced by the gas business. The E&T segment reported higher operating income due to prior year's impact of turnarounds and unplanned outages. The increase to operating income was also the result of a positive adjustment to transmission revenues previously deferred, higher extraction volumes processed and higher contracted transmission volumes. Energy Services also reported an increase due to an adjustment to liabilities related to natural gas transactions and the contribution from the Sarnia storage asset. These increases were offset by lower throughput in most FG&P areas due to reduced producer activity and shut-ins, lower NGL frac spreads and a turnaround at a FG&P facility.

In the power business, operating income was $21.4 million in third quarter 2009 compared to $30.1 million in third quarter 2008. Operating income decreased due to higher PPA costs, lower spot prices compared to third quarter 2008 when power prices were at near historic highs and higher power volumes sold at spot prices. The power business benefited from higher than spot hedge prices, as well as lower transmission and environmental compliance costs.

On a consolidated basis, net revenue for the quarter ended September 30, 2009 was $114.7 million compared to $122.7 million in same quarter 2008. In the gas business, net revenue decreased due to lower spot commodity prices, lower throughput in most FG&P areas and lower operating cost recoveries. These decreases were partially offset by the higher extraction volumes, no planned outages at extraction facilities, higher contracted transmission volumes and a positive adjustment to revenues related to previously deferred revenue in transmission, as well as Energy Services liabilities. In the power business, net revenue decreased due to lower revenue from the sale of more power at spot power prices and prior year's sale of a wind development project, which were partially offset by strong hedge prices. The Corporate segment reported higher net revenue due to unrealized gains and investment income.

Operating and administrative expense for third quarter 2009 was $51.0 million, down from $54.6 million in same quarter 2008. The decrease was a result of lower prices for fuel gas and electricity, lower power transmission fees, reduced environmental compliance costs and costs for a single turnaround of $0.8 million compared to $1.4 million in third quarter 2008. The decreases were partially offset by higher costs incurred to support the Trust's growth initiatives in both the gas and power businesses.

Amortization expense for third quarter 2009 was $18.2 million compared to $17.4 million in the same quarter last year. The increase was due to the growth in AltaGas' asset base from construction activities.

Interest expense for third quarter 2009 was $8.8 million compared to $6.0 million in same quarter 2008. The increase was due to a higher average debt balance of $657.8 million compared to $548.3 million for the same period in 2008. Borrowing rates were also higher because of the $200 million medium-term note (MTN) issuance in April at a 7.42 percent coupon rate. The average borrowing rate was 6.9 percent in third quarter 2009 compared to 4.9 percent for third quarter 2008.

Income tax expense in third quarter 2009 was $1.8 million compared to an income tax recovery of $8.8 million in the same period 2008. The increase was largely due to a one-time $13.8 million recovery of future income taxes in third quarter 2008 as a result of legal entity ownership changes within the trust structure, partially offset by lower income subject to tax and implied taxes on financial instruments.

Nine Months Ended September 30

Net income for the nine months ended September 30, 2009 was $109.1 million compared to $124.0 million in the same period in 2008, which included a one-time recovery of $13.8 million. Excluding this recovery, net income for the nine months ended September 30, 2008 was $110.2 million or $1.1 million higher than the current period. Net income was $1.40 per basic unit for the first nine months of 2009 compared to $1.83 per basic unit for the same period 2008. During the first nine months of 2009, the gas business performed well despite lower commodity prices and lower volumes processed in FG&P. The power business reported lower results primarily due to lower revenue from sales at spot power prices and higher PPA costs compared to the same period last year, but benefited from strong hedge prices, more favourable 30-day rolling average power price (RAPP) and lower transmission and environmental compliance costs. Investment income and unrealized gains recorded in the first nine months of 2009 in the Corporate segment contributed to a lower operating loss in this segment compared to the same period last year. The Trust reported slightly higher interest expense in the first nine months of 2009 compared to the same period in 2008 due to higher average debt balances and a higher average interest rate. Income tax expense was higher in the nine months ended September 30, 2009 due to a one-time tax recovery of $13.8 million in 2008, partially offset by lower income subject to tax.

Operating income from the gas business was $78.3 million in the first nine months of 2009 compared to $78.6 million in same period 2008. Results were flat in spite of the challenging economic environment faced by the gas business. Operating income decreased due to lower throughput in most FG&P areas, lower NGL frac spreads received on unhedged volumes and one turnaround in the FG&P segment. These decreases were partially offset by no major turnarounds in the E&T segment in the first nine months of 2009, a positive adjustment to previously deferred transmission revenues and Energy Services liabilities, higher extraction volumes processed, higher contracted volumes in the transmission business and income generated from the Sarnia storage asset.

In the power business, operating income was $65.1 million in the first nine months of 2009 compared to $85.4 million in same period 2008. Operating income decreased due to lower revenue from sales at spot power prices, higher PPA costs, a gain on sale of assets recorded in 2008 and lower contributions from the gas-fired peaking plants. These decreases were partially offset by stronger hedge prices, more favourable RAPP and lower transmission and environmental compliance costs.

The operating loss incurred by the Corporate segment decreased primarily due to higher unrealized gains and investment income, no one-time charges unlike the $2.6 million for project development costs in second quarter 2008 and lower administrative expenses primarily due to cost control measures initiated in late 2008.

On a consolidated basis, net revenue for the nine months ended September 30, 2009 was $341.1 million compared to $350.7 million in same period 2008. In the gas business, net revenue decreased due to lower throughput in most FG&P areas, lower spot commodity prices and lower operating cost recoveries, partially offset by adjustments to Energy Services liabilities and previously deferred transmission revenues, higher extraction volumes and higher contracted

transmission volumes and contributions from the Sarnia storage asset. In the power business, net revenue decreased due to lower revenue from the sale of power at spot power prices, the gain on assets sold in 2008 and lower contribution from gas-fired peaking plants, partially offset by strong hedge prices and lower PPA costs. The Corporate segment reported higher net revenue due to investment income and unrealized gains.

Operating and administrative expense for the nine months ended September 30, 2009 was $151.9 million, down from $165.2 million in same period last year. The decrease was largely due to fewer turnarounds unlike the same period last year, when approximately $7.4 million of turnaround costs were recorded. The decrease is further explained by a $2.6 million charge for project development costs in the same period last year. Cost control measures have also resulted in a decline in administrative costs. These decreases were partially offset by incremental costs associated with the addition of new assets and businesses acquired by the Trust during the second half of 2008.

Amortization expense for the nine months ended September 30, 2009 was $53.8 million compared to $50.2 million in the same period last year. The increase was due to the growth in AltaGas' asset base from construction activities.

Interest expense for the nine months ended September 30, 2009 was $22.5 million compared to $19.3 million in the same period last year. The increase was due to higher average debt balances of $606.0 million compared to $580.8 million for the same period in 2008. The average borrowing rate was 6.0 percent in the first nine months of 2009 compared to 4.9 percent in the same period in 2008.

Income tax expense in the first nine months of 2009 was $4.1 million compared to a recovery of $8.0 million in the same period 2008. The increase was largely due to a one-time $13.8 million recovery of future income taxes in third quarter 2008 as a result of legal entity ownership changes within the trust structure, partially offset by lower income subject to tax.

Consolidated Outlook

AltaGas is well positioned to deliver another year of strong results in 2009, despite a challenging economic environment. The commencement of operations at the Bear Mountain Wind Park and Sarnia storage asset, along with the acquisition of the remaining interests in AltaGas Utility Group Inc. (Utility Group) and Heritage Gas Limited (collectively "natural gas distribution assets") augments the Trust's portfolio of low-risk, long-life assets and is expected to increase earnings and cash flow.

The majority of the Trust's earnings are underpinned by long-term, fee-for-service, cost-of-service or minimum volume commitment contracts. To the extent that the Trust is exposed to NGL frac spreads and Alberta power prices, the Trust has a disciplined hedging strategy which mitigates the impact of NGL frac spread and power price volatility. For the remainder of 2009, two-thirds of NGL and power volumes exposed to spot prices have been hedged at prices similar to hedged prices in 2008. For 2010, approximately 30 percent of volumes exposed to NGL frac spreads have been hedged at approximately $21/Bbl and approximately 50 percent of Alberta power volumes have been hedged at $77/MWh.

Gas business results are expected to be relatively unchanged in 2009 compared to 2008 since revenue contributions from completed capital projects, the natural gas distribution assets, revenue adjustments and fewer turnarounds are expected to offset the impact of lower FG&P volumes and commodity prices. Management expects current producer drilling rates to remain relatively unchanged over the coming months; however, management believes natural gas prices may modestly strengthen when the lack of drilling adjusts the balance between North American natural gas supply and demand. Although this presents a short-term challenge for the FG&P segment, AltaGas believes it is well positioned when the economic environment improves. As an indicator of market improvements, several producers have recently begun flowing production that was previously shut-in and renewed their activity in deep gas drilling. AltaGas is working closely with its customers to find ways to optimize gas processing capacity in an effort to reduce costs for its customers and rationalize processing capacity in its operating areas. The Trust is also working with producers on engineering estimates and feasibility studies for plant expansions and consolidations in areas experiencing higher drilling activity.

Despite continued low gas prices, the Trust is expediting plans to take advantage of these opportunities as the long-term outlook for the natural gas sector supports continued investment in processing assets to meet the needs of producers.

The Energy Services segment is expected to benefit from the expiry of natural gas purchase and sales contracts. These contracts, which expired October 31, 2009, resulted in depressed Energy Services results in recent years. The expiry of these contracts is expected to increase income by $1.0 million in 2009 or $5.6 million on an annualized basis.

The gas business is also expected to continue to benefit from the capital projects undertaken in 2008 to increase plant efficiencies and throughput at the Harmattan Complex, the operation of the Sarnia storage asset and the expansion of the Ethylene Delivery System (EDS), as well as measures to improve efficiencies at other facilities.

On October 8, 2009, the Trust closed the acquisition of the outstanding common shares of Utility Group not previously held by the Trust. Utility Group distributes natural gas to more than 71,000 customers in Alberta, Nova Scotia and the Northwest Territories. On November 3, 2009, AltaGas announced the acquisition of the remaining 75.1 percent of Heritage Gas Limited that it did not already own, thereby increasing the Trust's natural gas distribution assets. This business is highly seasonal, with the majority of natural gas deliveries occurring during the winter heating season. Gas sales during the winter typically account for approximately two-thirds of annual revenue, resulting in strong first and fourth quarter results and losses in the second and third quarters. The new assets are expected to be accretive to earnings and cash flow.

The power business results are expected to be lower based on the current forward spot price for Alberta power. Lower power prices are expected to be partially offset by the addition of the Bear Mountain Wind Park, which went into commercial service on October 24, 2009. The power segment is also expected to benefit from measures taken to reduce environmental costs.

GROWTH CAPITAL

The outlook for full year 2009 growth capital is approximately $500 million. This includes committed spending of approximately $300 million for on-going projects under development and construction, as well as the acquisition of natural gas distribution assets. The $60 million uncommitted is predominantly for gas projects.

Based on projects currently under review, AltaGas expects capital expenditures for 2010 to be approximately $225 million, 70 percent for gas and 30 percent for power. To date, approximately $80 million of capital has been committed for 2010.

Harmattan Co-stream Project

On April 23, 2009, AltaGas submitted its application for the Harmattan Co-stream Project to the Alberta Energy Resources Conservation Board (ERCB). The project, as currently designed, is expected to cost in the range of $100 million to $120 million. The project will allow 250 Mmcf/d of rich, sweet natural gas sourced from the NOVA Gas Transmission Ltd. Western Alberta System to be processed using spare capacity at the Harmattan Complex to recover ethane and NGL. AltaGas expects a favourable decision from the ERCB in the near future and expects the project to commence operations in late 2010.

On July 6, 2009, AltaGas entered into a Memorandum of Understanding (MOU) with NOVA Chemicals Corporation (NOVA Chemicals). The MOU provides that the definitive agreements between AltaGas and NOVA Chemicals would be for an initial term of 20 years, AltaGas would deliver all liquids or co-stream gas products on a full cost-of-service basis to NOVA Chemicals, and would provide that all capital expenditures and operating costs related to the proposed project be fully recovered through fees under normal operations. The MOU is subject to normal conditions precedent, including execution and delivery of mutually satisfactory definitive agreements between AltaGas and NOVA Chemicals which is anticipated prior to December 31, 2009, a favourable decision on the Harmattan Co-stream application currently under review by the ERCB and approval by the boards of directors of AltaGas and NOVA Chemicals.

Harmattan Co-generation Project
AltaGas is constructing a 13-MW gas-fired co-generation facility at its Harmattan Complex which is expected to cost approximately $22 million. The co-generation facility will deliver power to the Alberta electrical grid and use steam to provide process heat to the Harmattan Complex. The facility is designed to operate continuously at full-load and will be monitored from the existing Harmattan Complex control room. This is a highly efficient process of generating power and will reduce greenhouse gas emissions. It also adds further diversity to AltaGas' portfolio of generation assets, providing further backstopping to the Sundance B PPAs. The facility is expected to be commissioned in fourth quarter 2010.

Hydroelectric
AltaGas is developing a portfolio of run-of-river hydroelectric projects in B.C., including three projects in Northwest BC, Forrest Kerr, McLymont Creek and Volcano Creek (NW Projects). These projects have a combined generating capacity of approximately 277 MW and were submitted to BC Hydro under its 2008 Clean Power Call.

In September 2009, the Government of British Columbia announced its commitment to upgrade and extend the electricity transmission capabilities in B.C.'s Northwest, specifically the Northwest Transmission Line (NTL). Canada has recently announced a $130 million commitment to funding the NTL under the Federal Green Energy Infrastructure Fund to support the upgrade. The NTL upgrade will extend the British Columbia Transmission Corporation's (BCTC) transmission grid to within 44 kms of the NW Projects.

Having considered the implications of these developments, AltaGas has decided to withdraw its proposals for the NW Projects from the 2008 Clean Power Call. Since withdrawing, AltaGas has sought and obtained the Province of British Columbia's agreement to engage in negotiations with the Province of British Columbia with a view to finding a mutually beneficial outcome regarding the NW Projects and NTL.

NON-GAAP FINANCIAL MEASURES

This MD&A contains references to certain financial measures that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to GAAP financial measures are shown below. All of the measures have been calculated to be consistent with previous disclosures.

References to net revenue, operating income, EBITDA, EBITDA before unrealized gain (loss) on risk management, net income before tax-adjusted unrealized gain (loss) on risk management, net income before tax and funds from operations throughout this document have the meanings as set out in this section.

Net Revenue		Three Months Ended		Nine Months Ended	
(unaudited)		September 30		September 30	
($ millions)		**2009**	2008	**2009**	2008
Net revenue		**114.7**	122.7	**341.1**	350.7
Add:	Cost of sales	**176.7**	338.0	**590.7**	1,041.5
Revenue (GAAP financial measure)		**291.4**	460.7	**931.8**	1,392.2

Net revenue, which is revenue less the cost of commodities purchased for sale and shrinkage, is a better reflection of performance than revenue, since changes in the market price of natural gas and power affect both revenue and cost of sales.

Operating Income (unaudited) ($ millions)		Three Months Ended September 30 **2009**	2008	Nine Months Ended September 30 **2009**	2008
Operating income		**45.4**	50.6	**135.4**	135.1
Add (deduct):	Interest expense	**(8.8)**	(6.0)	**(22.5)**	(19.3)
	Foreign exchange (loss) gain	**(0.1)**	0.1	**0.3**	0.2
	Income tax (expense) recovery	**(1.8)**	8.8	**(4.1)**	8.0
Net income (GAAP financial measure)		**34.7**	53.5	**109.1**	124.0

Operating income is a measure of the Trust's profitability from its principal business activities prior to how these activities are financed or how the results are taxed. The measure is used by management to assess the operating performance of the business segments since it is a better indicator of operating performance than net income. Operating income is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue less operating and administrative expenses and amortization.

EBITDA (unaudited) ($ millions)		Three Months Ended September 30 **2009**	2008	Nine Months Ended September 30 **2009**	2008
EBITDA		**63.6**	68.0	**189.2**	185.3
Add (deduct):	Amortization	**(18.2)**	(17.4)	**(53.8)**	(50.2)
	Interest expense	**(8.8)**	(6.0)	**(22.5)**	(19.3)
	Foreign exchange (loss) gain	**(0.1)**	0.1	**0.3**	0.2
	Income tax (expense) recovery	**(1.8)**	8.8	**(4.1)**	8.0
Net income (GAAP financial measure)		**34.7**	53.5	**109.1**	124.0

EBITDA is a measure of the Trust's operating profitability. EBITDA provides an indication of the results generated by the Trust's principal business activities prior to accounting for how these activities are financed, assets are amortized or how the results are taxed. EBITDA is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue less operating and administrative expenses.

EBITDA Before Unrealized Gain (Loss) on Risk Management ($ millions)		Three Months Ended September 30 **2009**	2008	Nine Months Ended September 30 **2009**	2008
EBITDA before unrealized gain on risk management		**59.2**	64.3	**178.3**	183.9
Add (deduct):	Unrealized gain on risk management	**4.4**	3.7	**10.9**	1.4
	Amortization	**(18.2)**	(17.4)	**(53.8)**	(50.2)
	Interest expense	**(8.8)**	(6.0)	**(22.5)**	(19.3)
	Foreign exchange (loss) gain	**(0.1)**	0.1	**0.3**	0.2
	Income tax (expense) recovery	**(1.8)**	8.8	**(4.1)**	8.0
Net income (GAAP financial measure)		**34.7**	53.5	**109.1**	124.0

EBITDA before unrealized gain on risk management is a measure of the Trust's operating profitability without the impact of the change in fair value of risk management contracts. EBITDA before unrealized gain on risk management reports the results of the Trust's principal business activities on a realized basis and prior to how business activities are financed, assets are amortized or how the results are taxed. AltaGas does not speculate on commodity prices, but rather enters into financial instruments to manage risk, and therefore evaluates company performance excluding unrealized gain from risk management activities. EBITDA before gains or losses on risk management is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net revenue adjusted for unrealized gain (loss) on risk management less operating and administrative expenses.

Net Income Before Tax-Adjusted Unrealized Gain (Loss) on Risk Management ($ millions)	Three Months Ended September 30 **2009**	2008	Nine Months Ended September 30 **2009**	2008
Net income before tax-adjusted unrealized gain on risk management	**31.3**	52.7	**100.5**	124.4
Add (deduct): Unrealized gain on risk management	**4.4**	3.7	**10.9**	1.4
Income expense on risk management	**(1.0)**	(2.9)	**(2.3)**	(1.8)
Net income (GAAP financial measure)	**34.7**	53.5	**109.1**	124.0

Net income before tax-adjusted unrealized gain on risk management is a better reflection of actual performance than net income, since changes related to risk management are based on unrealized estimates relating to commodity prices, interest rates and foreign exchange rates over time. AltaGas enters into financial instruments to manage risk, not as a principal business activity and therefore evaluates company performance prior to accounting for the unrealized gain from risk management activities. Net income before tax-adjusted unrealized gain on risk management is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net income adjusted for unrealized gain on risk management and its related income tax expense.

Net Income Before Tax ($ millions)	Three Months Ended September 30 **2009**	2008	Nine Months Ended September 30 **2009**	2008
Net income before tax	**36.5**	44.7	**113.2**	116.0
Add (deduct): Income tax (expense) recovery	**(1.8)**	8.8	**(4.1)**	8.0
Net income (GAAP financial measure)	**34.7**	53.5	**109.1**	124.0

Net income before tax is a better reflection of performance because it is not dependent on how those results are taxed, which can change from year to year. Net income before tax is calculated from the Consolidated Statements of Income and Accumulated Earnings and is defined as net income adjusted for income tax expenses or recoveries.

Funds from Operations ($ millions)	Three Months Ended September 30 **2009**	2008	Nine Months Ended September 30 **2009**	2008
Funds from operations	**50.5**	56.2	**153.6**	163.0
Add (deduct): Net change in non-cash working capital	**(6.8)**	(5.7)	**(12.4)**	4.9
Asset retirement obligations settled	**-**	(0.2)	**(0.1)**	(0.4)
Cash from operations (GAAP financial measure)	**43.7**	50.3	**141.1**	167.5

Funds from operations is used to assist management and investors in analyzing financial performance without regard to changes in the Trust's non-cash working capital in the period. Funds from operations as presented should not be viewed as an alternative to cash from operations, or other cash flow measures calculated in accordance with GAAP. Funds from operations is calculated from the Consolidated Statements of Cash Flows and is defined as cash provided by operating activities before changes in non-cash working capital and expenditures incurred to settle asset retirement obligations.

RESULTS OF OPERATIONS BY BUSINESS

Operating Income ($ millions)	Three Months Ended September 30 **2009**	2008	Nine Months Ended September 30 **2009**	2008
Gas	**25.3**	26.0	**78.3**	78.6
Power	**21.4**	30.1	**65.1**	85.4
Corporate	**(1.2)**	(5.5)	**(8.0)**	(28.9)
	45.5	50.6	**135.4**	135.1

GAS BUSINESS

Description of Extraction and Transmission (E&T) Assets

The E&T segment consists of interests in six ethane and NGL extraction plants, five natural gas and three NGL transmission systems.

Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2009**	2008	**2009**	2008
Revenue	**84.2**	111.8	**259.8**	332.0
Net revenue	**45.4**	43.8	**132.4**	133.5
Operating and administrative expense	**14.0**	18.4	**43.0**	51.4
Amortization expense	**7.7**	7.4	**22.4**	20.5
Operating income	**23.7**	18.0	**67.0**	61.6

Operating Statistics	Three Months Ended September 30		Nine Months Ended September 30	
	2009	2008	**2009**	2008[4]
Extraction inlet gas processed (Mmcf/d)[1]	**839**	781	**840**	803
Extraction ethane volumes (Bbls/d)[1]	**25,088**	23,543	**26,782**	25,012
Extraction NGL volumes (Bbls/d)[1]	**13,134**	12,048	**13,352**	12,460
Total extraction volumes (Bbls/d)[1]	**38,222**	35,591	**40,134**	37,472
NGL frac spread - realized ($/Bbl)[1][2]	**20.55**	26.02	**22.64**	26.55
NGL frac spread - average spot price ($/Bbl)[1]	**19.74**	36.92	**17.10**	31.75
Transmission volumes (Mmcf/d)[1][3]	**332**	381	**342**	383

(1) *Average for the period.*

(2) *AltaGas reports an indicative NGL frac spread or NGL margin, expressed in dollars per barrel of NGL, which is derived from Edmonton postings for propane, butane and condensate and the daily AECO natural gas price.*

(3) *Excludes NGL pipeline volumes.*

(4) *Excludes volumes from the Taylor assets for first nine days of 2008 as a result of the timing of the Taylor acquisition.*

E&T Variance Analysis

Three Months Ended September 30

Operating income in third quarter 2009 was $23.7 million compared to $18.0 million reported for the same period in 2008. The increase was due to higher NGL volumes, increased volumes processed due to the 2008 capital program at the Harmattan Complex, increased revenue from the EDS pipeline upgrade, a one-time reversal of deferred revenues related to the Suffield pipeline and finalization of the insurance claim related to prior year's oil heater at the Harmattan Complex. These increases were partially offset by lower realized NGL frac spreads and lower fee-for-service revenue.

Average ethane and NGL volumes in the extraction business increased by 1,545 Bbls/d and 1,086 Bbls/d respectively in third quarter 2009 compared to same quarter 2008, due to the completion of projects that attracted approximately 25 Mmcf/d of incremental natural gas to the Harmattan Complex. Third quarter 2009 volumes were also higher than last year as a result of increased throughput volumes at the Younger and Joffre Ethane Extraction Plants. Natural gas volumes transported in the transmission business during the third quarter 2009 decreased from the same quarter in 2008 due to lower volumes moved on the Suffield system. However, in the transmission business, pipeline throughput has minimal impact on the financial results due to cost-of-service and take-or-pay contractual arrangements in place.

Net revenue in third quarter 2009 was $45.4 million, compared to $43.8 million in the same quarter in 2008. Net revenue increased $3.3 million due to an adjustment to transmission revenues previously deferred, $2.0 million due to increased frac spread exposed NGL volumes, $1.4 million from increased processing volumes and $0.6 million due to the EDS upgrade and higher transmission fees. These increases were partially offset by $3.5 million due to lower realized NGL frac spread, $1.4 million due to decreased fee-for-services revenues and $0.8 million from lower operating cost

recoveries. Third quarter 2009 benefited from no turnarounds unlike the prior year, which also contained the impact of the oil heater at the Harmattan Complex fire.

Operating and administrative expense in third quarter 2009 was $14.0 million compared to $18.4 million for the same quarter in 2008. The quarter benefited from no plant turnarounds, lower prices for power and fuel and the finalization of prior year's insurance claim related to the Harmattan Complex.

Amortization expense in third quarter 2009 was $7.7 million compared to $7.4 million for the quarter in 2008. The increase was largely due to capital projects that commenced operations in the latter part of 2008.

Nine Months Ended September 30

Operating income in the E&T segment for the first nine months of 2009 was $67.0 million compared to $61.6 million reported for the same period in 2008. The increase was due to lower operating expenses and higher volumes due to no turnarounds in 2009, increased volumes processed as a result of the 2008 capital program at the Harmattan Complex, increased revenue from the EDS pipeline upgrade, the adjustment to deferred transmission revenues related to the Suffield pipeline and the finalization of the insurance claim related to the 2008 Harmattan oil heater fire. These increases were partially offset by lower realized NGL frac spreads, lower fee-for-services revenue and higher amortization as a result of increased invested capital.

Average ethane and NGL volumes in the extraction business increased by 1,770 Bbls/d and 892 Bbls/d respectively in the first nine months of 2009 compared to same period 2008, due to the completion of projects that attracted approximately 25 Mmcf/d of incremental natural gas at the Harmattan Complex and higher volumes processed at both the Harmattan Complex and the Younger Extraction Plant due to last year's turnarounds. The increases were partially offset by intermittent curtailment of inlet gas at other extraction plants in response to lower frac spreads in early 2009. Natural gas volumes transported in the transmission business during the first nine months of 2009 decreased from the same period in 2008 due to lower volumes moved on the Suffield system. However, in the transmission business, pipeline throughput has minimal impact on the financial results due to cost-of-service and take-or-pay contractual arrangements in place.

Net revenue in the first nine months of 2009 was $132.4 million, compared to $133.5 million for the same period in 2008. Net revenue decreased $10.9 million due to lower realized NGL frac spread, $3.3 million from lower operating cost recoveries and $2.4 million from lower fee-for-services revenue. These decreases were partially offset by $4.4 million due to an adjustment to transmission revenues previously deferred and higher contracted volumes for the Suffield pipeline, $4.1 million due to increased frac spread exposed NGL volumes, $4.4 million from increased extraction volumes and $1.0 million due to the EDS upgrade and higher cost-of-service fees. The first nine months of 2009 benefited from not having any plant turnarounds, the 2008 capital program and the impact of the oil heater fire at the Harmattan Complex in 2008.

Operating and administrative expense in the first nine months of 2009 was $43.0 million compared to $51.4 million for the same period in 2008. The decrease was primarily due to no turnarounds in 2009. The reductions were also impacted by lower prices for power and fuel and the finalization of the insurance claim at the Harmattan Complex. The decrease was partially offset by higher administrative costs.

Amortization expense in the first nine months of 2009 was $22.4 million compared to $20.5 million for the same period in 2008. The increase was largely due to capital projects that commenced operations in the latter part of 2008.

Description of Field Gathering and Processing (FG&P) Assets

The FG&P segment gathers and processes natural gas from producer-owned wells throughout Western Canada and delivers sales quality gas into downstream pipeline systems that supply North American natural gas markets. AltaGas operates plants in Alberta, Saskatchewan and British Columbia with a combined processing capacity of approximately 1.2 Bcf/d.

Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2009**	2008	**2009**	2008
Revenue	**33.0**	41.3	**102.8**	119.3
Net revenue	**30.8**	38.1	**96.8**	110.3
Operating and administrative expense	**23.5**	23.9	**70.3**	72.1
Amortization expense	**7.2**	7.0	**21.8**	20.9
Operating income	**0.1**	7.2	**4.7**	17.3

Operating Statistics	Three Months Ended September 30		Nine Months Ended September 30	
	2009	2008	**2009**	2008[3]
Capacity (Mmcf/d)[1]	**1,172**	1,178	**1,172**	1,178
Throughput (gross Mmcf/d)[2]	**433**	545	**463**	547
Capacity utilization (%)[2]	**37**	46	**40**	46
Average working interest (%)[1]	**95**	90	**94**	90

(1) *As at the end of the reporting period.*

(2) *Average for the period.*

(3) *Excludes volumes from the first nine days of 2008 as a result of the timing of the Taylor acquisition.*

FG&P Variance Analysis

Three Months Ended September 30

Operating income in third quarter 2009 was $0.1 million compared to $7.2 million for the same quarter in 2008. Operating income in the quarter was impacted by $0.8 million in turnaround costs at one facility. Operating income also decreased primarily as a result of lower volumes processed due to reduced producer activity, customers shutting-in gas production in response to low natural gas prices and lower revenues received for products and facility services.

Capacity decreased slightly due to changes in the licensing of the Trust's current FG&P facilities. Utilization reported in third quarter 2009 was 37 percent compared to 46 percent reported in third quarter 2008 primarily due to lower throughput at most facilities.

Throughput in third quarter 2009 averaged 433 Mmcf/d compared to 545 Mmcf/d in third quarter 2008. Approximately half of the decline was due to natural declines, a quarter of the decline was due to producers shutting-in natural gas production due to low commodity prices and the remainder due to planned and unplanned downtime.

Net revenue for the FG&P segment was $30.8 million in third quarter 2009 compared to $38.1 million for the same period in 2008. Net revenue decreased $5.1 million from lower volumes processed and other revenues and $1.2 million from lower rates and $1.0 million from lower operating cost recoveries.

Operating and administrative expense in third quarter 2009 was $23.5 million compared to $23.9 million for the same quarter in 2008. This decrease was mainly attributable to lower overall expenses, partially offset by a turnaround at the Bantry facility for $0.8 million which was completed in third quarter 2009.

Amortization expense in third quarter 2009 was $7.2 million, similar to $7.0 million for the same period in 2008.

Nine Months Ended September 30

Operating income was $4.7 million for the first nine months of 2009 compared to $17.3 million for the same period in 2008. Operating income decreased primarily due to lower processing volumes and lower revenues for products and facility services, partially offset by higher rates charged for processing and lower operating expenses due to the turnaround at the Rainbow Lake facility in 2008.

Capacity decreased slightly due to changes in licensing of the Trust's current FG&P facilities. Utilization reported in the first nine months of 2009 was 40 percent compared to 46 percent reported for the same period in 2008, primarily due to lower throughput at most facilities. In response to low natural gas prices, several of AltaGas' customers temporarily shut-in production at some facilities during the summer months.

Throughput in the first nine months of 2009 averaged 463 Mmcf/d compared to 547 Mmcf/d in same period 2008. Approximately sixty percent of the decline was due to natural declines and the remainder split evenly between producers shutting-in natural gas production due to low commodity prices and planned and unplanned downtime.

Net revenue for the FG&P segment was $96.8 million in the first nine months of 2009 compared to $110.3 million for the same period in 2008. Net revenue decreased approximately $8.6 million from lower volumes processed, $3.1 million from other revenues and $2.6 million lower operating cost recoveries, partially offset by $0.8 million from higher rates charged for processing.

Operating and administrative expense in the first nine months of 2009 was $70.3 million compared to $72.1 million for the same period in 2008. The decrease was primarily due to lower operating expenses as a result of a major plant turnaround in the first nine months of 2008 for $3.7 million. This decrease was partially offset by $0.8 million for the third quarter 2009 Bantry turnaround, higher staffing costs and general operating expenses.

Amortization expense for the FG&P segment in the first nine months 2009 was $21.8 million compared to $20.9 million for the same period in 2008.

Description of Energy Services

The Energy Services segment consists of two main businesses: an energy management business providing energy consulting and supply management services and arranging gas and power contracts for non-residential end-users; and a gas services business buying and reselling natural gas, transportation and storage. The Energy Services segment also includes AltaGas' 50 percent share of Sarnia Airport Storage Pool Limited Partnership (Sarnia Storage) which owns 5.3 Bcf of gas storage capacity. This storage facility was substantially completed and started receiving natural gas injections on June 25, 2009. The project was delivered on schedule and under budget.

Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2009**	2008	**2009**	2008
Revenue	**128.8**	263.9	**447.4**	824.9
Net revenue	**5.2**	4.4	**17.4**	10.8
Operating and administrative expense	**3.1**	3.0	**9.3**	9.5
Amortization expense	**0.6**	0.6	**1.5**	1.6
Operating income (loss)	**1.5**	0.8	**6.6**	(0.3)

Operating Statistics	Three Months Ended September 30		Nine Months Ended September 30	
	2009	2008	**2009**	2008
Energy management service contracts[(1)]	**1,747**	1,572	**1,747**	1,572
Average volumes transacted (GJ/d)[(2)]	**329,192**	298,608	**346,823**	306,922

(1) *Active energy management service contracts at the end of the reporting period.*

(2) *Average for the period. Includes volumes marketed directly, volumes transacted on behalf of other operating segments and volumes sold in gas exchange transactions.*

Energy Services Variance Analysis

Three Months Ended September 30

Operating income in third quarter 2009 was $1.5 million compared to $0.8 million for the same quarter in 2008. Operating income increased $1.8 million as a result of a reduction of liabilities related to natural gas transactions and $1.0 million from Sarnia Storage. These increases were partially offset by $2.1 million in lower fixed-price natural gas and transportation sales.

Net revenue in third quarter 2009 was $5.2 million compared to $4.4 million for the same period in 2008. Net revenue increased $1.8 million as a result of a reduction in liabilities related to natural gas transactions and $1.3 million from Sarnia Storage. These increases were partially offset by $2.3 million in lower fixed-price natural gas and transportation sales.

Nine Months Ended September 30

Operating income in the Energy Services segment was $6.6 million for the first nine months of 2009 compared to an operating loss of $0.3 million for the same period in 2008. Operating income increased approximately $9.2 million as a result of the reduction of liabilities related to natural gas transactions, $1.0 million from Sarnia Storage, partially offset by $2.5 million in lower fixed-price natural gas and transportation sales and a one-time loss of $0.8 million for risk management contracts.

Net revenue in the first nine months of 2009 was $17.4 million compared to $10.8 million for the same period in 2008. Net revenue increased as a result of the liability adjustment of $9.2 million and contributions of $1.3 million from Sarnia Storage, partially offset by $3.1 million in lower fixed-price natural gas and transportation sales and a one-time loss of $0.8 million for risk management contracts.

Gas Business Outlook

In 2009 the gas business is expected to deliver similar results to 2008. For the remainder of 2009, approximately two-thirds of volumes exposed to NGL frac spreads have been hedged at approximately $25/Bbl. Based on management's analysis of historical NGL prices along with industry published commodity prices, the current forecast for the remainder of 2009 shows spot prices between $18 to $20/Bbl. Given the existing NGL frac spread hedge program, AltaGas expects to realize approximately $23/Bbl NGL frac spread in the fourth quarter 2009. For 2010, approximately 30 percent of volumes exposed to NGL frac spreads have been hedged at approximately $21/Bbl. The drop in spot NGL frac spreads from the historical highs of 2008 and lower producer activity is expected to be offset by the contribution from several capital investments. These investments include projects at the Harmattan Complex, the EDS expansion, the Sarnia storage project and other opportunities to consolidate plants and grow volume throughput in areas that continue to experience stronger drilling activity.

Tight credit from lending institutions, lack of equity capital, along with low natural gas prices negatively impacted the natural gas industry. As a result, a number of producers reduced their drilling and development activities across western Canada, having a direct impact on AltaGas' FG&P facilities. In the first three quarters of 2009 there were 4,368 gas well completions in western Canada compared to 7,364 for the same period in 2008. Low natural gas prices also resulted in

over 30 Mmcf/d of natural gas volume shut-in by producers at AltaGas' FG&P facilities in the third quarter. As gas prices have begun to strengthen, AltaGas facilities have seen some previously shut-in production come back online. In addition, during the third quarter of 2009, debt and equity markets showed signs of improvement should support drilling activities this winter and into 2010. Although this presents a short-term challenge for the FG&P segment, management believes it is well positioned to increase throughput when the economic environment improves.

AltaGas is working closely with its customers to find ways to optimize gas processing capacity in an effort to reduce costs for its customers and rationalize processing capacity in its operating areas. The Trust continues to work with producers on engineering estimates and feasibility studies for plant expansions where it is economical to do so.

AltaGas is also well positioned to take advantage of new gas developments in northeast British Columbia and northwest Alberta. AltaGas is working with producers to develop new gas plays such as the Montney and Doig pools as evidenced by AltaGas' Pouce Coupe gas plant expansion which is awaiting regulatory approval.

The gas business is expected to benefit from access to the Dawn Storage Hub in eastern Canada as a result of contracts that commenced May 2009, which are related to Sarnia Storage. This project is expected to increase operating income by approximately $2.4 million in 2009 and $3.6 million on an annualized basis. Furthermore, a legacy gas marketing contract held by the Energy Services segment will expire in October 2009 which has resulted in a loss to the segment in recent years. The impact is expected to be an increase to income of $1.0 million for the remainder of 2009 or $5.6 million on an annualized basis.

The acquisition of natural gas distribution assets during the fourth quarter of 2009 are expected to be accretive immediately. The Trust anticipates growth in its natural gas distribution business despite the weakened economic conditions including customer growth and strong rate base growth. The Trust will pursue various growth opportunities in this segment through increases to rate base as well as acquisitions.

POWER BUSINESS

Description of Power Generation Assets

The power business comprises 392 MW of total power generation capacity in Alberta through a 50 percent ownership interest in the Sundance B PPAs and a capital lease for 25 MW of gas-fired power peaking capacity. In addition, gas-fired peaking plants have been installed with total generating capacity of 14 MW. The segment also includes a 25 percent interest in a 7-MW run-of-river hydroelectric generation facility in British Columbia, a 102-MW wind park in B.C. that commenced commercial operations on October 24, 2009 and approximately 1,900 MW of renewable power opportunities under development.

Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2009**	2008	**2009**	2008
Revenue	**47.9**	55.6	**140.2**	165.3
Net revenue	**24.8**	32.8	**75.7**	93.1
Operating and administrative expense	**1.4**	1.0	**4.4**	2.2
Amortization expense	**2.0**	1.7	**6.2**	5.5
Operating income	**21.4**	30.1	**65.1**	85.4

Operating Statistics	Three Months Ended September 30		Nine Months Ended September 30	
	2009	2008	**2009**	2008
Volume of power sold (GWh)	**683**	651	**2,019**	1,958
Average price realized on the sale of power ($/MWh)(1)	**70.22**	83.10	**69.45**	83.57
Alberta Power Pool average spot price ($/MWh)(1)	**49.75**	80.36	**48.35**	88.21

(1) *Average for the period.*

Power Generation Variance Analysis

Three Months Ended September 30

Operating income in third quarter 2009 was $21.4 million compared to $30.1 million for the same quarter in 2008. Operating income decreased as a result of higher PPA costs, lower revenue from sales at spot power prices and a 2008 gain on sale of assets. These decreases were partially offset by lower transmission and environmental costs.

Net revenue in third quarter was $24.8 million compared to $32.8 million for the same period in 2008. Net revenue decreased as a result of low spot power prices which averaged $49.75/MWh compared to the third quarter 2008 average of $80.36/MWh. The lower spot power prices resulted in $2.1 million lower revenue. Due to an unscheduled outage at the Sundance B facility in July 2009, the Trust purchased power to maintain alignment with its financial hedge positions, which resulted in higher volumes sold at spot prices. Net revenue was also lower due to higher PPA costs and a gain of $1.4 million from the sale of a power project that was under development in 2008. These decreases were partially offset by $1.9 million in lower transmission costs and $0.5 million in lower environmental costs.

Operating and administrative expense was $1.4 million in third quarter 2009 compared to $1.0 million for the same period in 2008. The increase was due to administrative costs related to the development of renewable energy projects and increased operating costs related to the new gas-fired peaking plants commissioned in late 2008.

Amortization expense was $2.0 million in third quarter 2009 and largely unchanged from $1.7 million for the same period in 2008. The increase was due to the gas-fired peaking plants which went into commercial use in late 2008.

Nine Months Ended September 30

Operating income in the Power Generation segment for the first nine months of 2009 was $65.1 million compared to $85.4 million for the same period in 2008. Operating income decreased primarily due to lower revenue from sales at spot power prices, a gain on sale of assets in 2008 and lower contributions from gas-fired peaking plants, partially offset by strong hedge prices, lower transmission costs and lower environmental costs. The decrease was also offset by lower PPA costs due to a favourable RAPP received during the June and July 2009 outages.

Net revenue for the first nine months of 2009 was $75.7 million compared to $93.1 million for the same period in 2008. Net revenue decreased $10.3 million due to lower spot price in the first nine months of 2009 which averaged $48.35/MWh compared to an average of $88.21/MWh in the same period last year. Net revenue decreased $10.3 million due to higher volumes sold at spot prices primarily as a result of the reasons described above. Net revenue was also lower due to a gain of $1.4 million reported in 2008 on the sale of a power project under development. The peaking plants reported $0.6 million lower net revenue. These decreases were partially offset by lower transmission costs of $5.3 million, $2.3 million lower environmental costs and lower PPA costs of $0.4 million due to a favourable RAPP received during the June and July outages.

Operating and administrative expense was $4.4 million in the first nine months of 2009 compared to $2.2 million for the same period in 2008. The increase was due to costs related to the development of renewable energy projects and increased costs related to the new gas-fired peaking plants commissioned in late 2008.

Amortization expense was $6.2 million in the first nine months of 2009 compared to $5.5 million for the same period in 2008. The increase was due to the new gas-fired peaking plants commissioned in late 2008.

Power Business Outlook

In 2009 approximately two-thirds of the power delivered to the Alberta Power Pool from AltaGas' share of the Sundance B PPAs is hedged at $76/MWh, similar to hedge prices in 2008. The forward market for Alberta power prices as published in daily broker reports predicts that the prices will be in the high-$50s range for the remainder of 2009. This expectation will result in lower earnings contributed by unhedged volumes. AltaGas expects to realize an average power price of approximately $70/MWh in 2009 based on the forward market and current hedges. The power business is also

expected to incur increased operating and administrative costs as work progresses on developing its portfolio of renewable projects. AltaGas is on track to meet its two-thirds hedge target for 2010 and expects to realize an average hedge price in Alberta of approximately $70/MWh in 2010.

The impact of lower spot prices is expected to be partially offset by increased peaking capacity, which was installed in late 2008 and the commencement of operations at Bear Mountain Wind Park in October 2009.

AltaGas has undertaken a program of managing environmental compliance costs through the purchase and sale of emission credits and applying credits created by other segments. Based on normalized power generated, AltaGas expects to save approximately 15 percent on compliance costs on an annualized basis.

Bear Mountain Wind Park was declared to be in commercial operation as of October 24, 2009. The project was completed on budget and ahead of schedule. Through the commissioning process and early Commercial Operation Date (COD), the wind park is performing as expected based on predicted wind speeds and turbine performance.

CORPORATE

Description of Corporate Assets

The Corporate segment includes the cost of providing corporate services and general corporate overhead, investments in public and private entities and the effects of changes in the value of risk management assets and liabilities. Management makes operating decisions and assesses performance of its operating segments based on realized results and key financial metrics such as return on equity and return on capital without the impact of the volatility in commodity prices, interest rates and foreign exchange rates. Management monitors the impact of mark-to-market accounting as part of the consolidated entity since risk is managed on a portfolio basis. Consequently, the impact of mark-to-market accounting on net income is reported and monitored in the Corporate segment.

Financial Results	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2009**	2008	**2009**	2008
Revenue	**5.1**	(0.1)	**11.1**	1.4
Unrealized gain on risk management	**4.4**	3.7	**10.9**	1.4
Net revenue	**9.5**	3.6	**22.0**	2.8
Operating and administrative expense	**10.1**	8.3	**28.1**	29.8
Amortization expense	**0.7**	0.7	**1.9**	1.7
Operating loss	**(1.3)**	(5.4)	**(8.0)**	(28.7)
Operating loss before unrealized gains on risk management	**(5.7)**	(9.1)	**(18.9)**	(30.1)

Corporate Variance Analysis

Three Months Ended September 30

The operating loss for third quarter 2009 was $1.3 million compared to $5.4 million for the same period in 2008. The decreased loss was due to realized and unrealized gains from investments subject to mark-to-market accounting, distributions received on investments and unrealized gains on risk management contracts. These decreases were partially offset by higher administrative costs to support the growth of the Trust.

Net revenue was $9.5 million for the third quarter in 2009 compared to $3.6 million in third quarter 2008. Net revenue increased due to realized and unrealized gains on investments of $2.3 million, $4.4 million due to unrealized gains on risk management contracts and investment income of $1.7 million.

Operating and administrative expense for third quarter 2009 was $10.1 million compared to $8.3 million for the same period in 2008. The increase was due to costs to support the growth of the Trust.

Amortization expense was $0.7 million for third quarter 2008 and 2009.

Nine Months Ended September 30

The operating loss for the first nine months of 2009 was $8.0 million compared to $28.7 million for the same period in 2008. The decreased loss was mainly due to realized and unrealized gains from investments, unrealized gains on risk management contracts, last year's charge for project development costs and investment income. These decreases were partially offset by higher administrative expenses.

Net revenue was $22.0 million for the first nine months of 2009 compared to a $2.8 million in the first nine months of 2008. Net revenue increased $10.4 million due to realized and unrealized gains on investments, $10.9 million in gains on risk management contracts and income received on investments of $1.7 million.

Operating and administrative expense was $28.1 million in the first nine months of 2009 compared to $29.8 million for the same period in 2008. The decrease was a result of the $2.6 million charge for project development costs, partially offset by higher administrative costs to support the growth of the Trust.

Amortization expense was $1.9 million for the first nine months of 2009 compared to $1.7 million for the same period in 2008.

Corporate Outlook

Excluding the impact of mark-to-market accounting, the operating loss for 2009 is expected to be lower than the loss reported in 2008. Operating and administrative expenses are expected to be lower than 2008 as a result of initiatives to reduce costs. The Corporate segment is also expected to report higher earnings from equity investments.

The effects of risk management contracts are based on estimates relating to commodity prices, interest rates and foreign exchange rates over time. The actual amounts will vary based on these drivers and management is therefore unable to predict the impact of financial instruments. However, the impact of the accounting standards is expected to be relatively low as the Trust uses financial instruments to manage exposure to commodity price fluctuations and to buy and sell gas and power with locked-in margins. The Trust does not execute financial instruments for speculative purposes.

INVESTED CAPITAL

During third quarter 2009, AltaGas acquired capital assets, long-term investments and other assets for $92.6 million compared to $99.8 million in same quarter 2008.

Net Invested Capital - Investment Type[1]

Three Months Ended September 30, 2009

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Capital assets	**5.1**	**3.3**	**5.2**	**65.1**	**0.8**	**79.5**
Long-term investments and other assets	**-**	**-**	**-**	**(10.0)**	**23.0**	**13.0**
Net invested capital	**5.1**	**3.3**	**5.2**	**55.1**	**23.8**	**92.5**
Disposals:						
Capital assets	**-**	**0.1**	**-**	**-**	**-**	**0.1**
Net invested capital	**5.1**	**3.4**	**5.2**	**55.1**	**23.8**	**92.6**

[1] *Certain capital expenditures have been reclassed between segments.*

Net Invested Capital - Investment Type

Three Months Ended September 30, 2008

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Capital assets	20.9	6.4	0.3	71.6	1.1	100.3
Long-term investments and other assets	-	-	-	(0.3)	(0.2)	(0.5)
	20.9	6.4	0.3	71.3	0.9	99.8
Disposals:						
Capital assets				(5.2)		(5.2)
Net invested capital	20.9	6.4	0.3	66.1	0.9	94.6

Net Invested Capital - Investment Type

Nine Months Ended September 30, 2009

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Capital assets	**17.4**	**8.0**	**13.3**	**122.6**	**2.7**	**164.0**
Long-term investments and other assets	-	-	-	-	**23.9**	**23.9**
	17.4	**8.0**	**13.3**	**122.6**	**26.6**	**187.9**
Disposals:						
Capital assets	-	**0.1**	-	-	-	**0.1**
Net invested capital	**17.4**	**8.1**	**13.3**	**122.6**	**26.6**	**188.0**

Net Invested Capital - Investment Type

Nine Months Ended September 30, 2008

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Capital assets	592.5	51.9	(0.2)	125.5	4.7	774.4
Long-term investments and other assets	-	-	-	4.9	0.4	5.3
	592.5	51.9	(0.2)	130.4	5.1	779.7
Disposals:						
Capital assets	-	(8.7)	-	(5.2)	-	(13.9)
Long-term investments and other assets	-	-	-	-	(48.2)	(48.2)
Net invested capital	592.5	43.2	(0.2)	125.2	(43.1)	717.6

The Trust categorizes its invested capital into maintenance, growth and administration.

Growth capital of $91.4 million was incurred in third quarter 2009 (third quarter 2008 - $100.3 million) which included $63.8 million for the construction of Bear Mountain Wind Park, $5.0 million for various E&T projects, $5.2 million for the construction of Sarnia Storage, $2.6 million for FG&P projects, $13.2 million to increase our interest in Magma which included a $10.0 million reclass from the Power segment to the Corporate segment and $1.3 million to advance renewable energy projects. The growth capital has been financed through increased long-term debt. Administrative and maintenance capital expenditures in third quarter 2009 were $0.3 million and $0.9 million, respectively (third quarter 2008 - $1.4 million and $(1.9) million, respectively).

Growth capital of $182.9 million was expended in the first nine months of 2009 (2008 - $772.0 million) which was largely comprised of $98.5 million for the Bear Mountain Wind Project, $17.3 million for E&T projects, $6.2 million for FG&P projects, $24.2 million for renewable power projects and $23.2 million to acquire an interest in Magma and $13.3 million for the construction of Sarnia Storage. Administrative and maintenance capital expenditures in the first nine months of 2009 were $3.2 million and $1.8 million, respectively (nine months ended September 30, 2008 - $5.2 million and $2.5 million, respectively).

Invested Capital - Use [1] — Three Months Ended September 30, 2009

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Maintenance	**0.1**	**0.8**	**-**	**-**	**-**	**0.9**
Growth	**5.0**	**2.6**	**5.2**	**55.1**	**23.5**	**91.4**
Administrative	**-**	**-**	**-**	**-**	**0.3**	**0.3**
Invested capital	**5.1**	**3.4**	**5.2**	**55.1**	**23.8**	**92.6**

(1) Certain capital expenditures have been reclassed between segments.

Invested Capital - Use — Three Months Ended September 30, 2008

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Maintenance	(3.1)	1.2	-	-	-	(1.9)
Growth	24.0	4.7	0.3	71.3	-	100.3
Administrative	-	0.5	-	-	0.9	1.4
Invested capital	20.9	6.4	0.3	71.3	0.9	99.8

Invested Capital - Use — Nine Months Ended September 30, 2009

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Maintenance	**0.1**	**1.7**	**-**	**-**	**-**	**1.8**
Growth	**17.2**	**6.2**	**13.3**	**122.6**	**23.6**	**182.9**
Administrative	**0.1**	**-**	**-**	**-**	**3.1**	**3.2**
Invested capital	**17.4**	**7.9**	**13.3**	**122.6**	**26.7**	**187.9**

Invested Capital - Use — Nine Months Ended September 30, 2008

($ millions)	Extraction and Transmission	Field Gathering and Processing	Energy Services	Power Generation	Corporate	Total
Invested capital:						
Maintenance	1.5	1.0	-	-	-	2.5
Growth	591.0	48.8	(0.3)	130.4	2.1	772.0
Administrative	-	2.1	0.1	-	3.0	5.2
Invested capital	592.5	51.9	(0.2)	130.4	5.1	779.7

FINANCIAL INSTRUMENTS

The Trust is exposed to market risk and potential loss from changes in the value of financial instruments. AltaGas enters into financial derivative contracts to manage exposure to fluctuations in commodity prices, interest rates and foreign exchange rates. During the third quarter 2009, the Trust had positions in the following types of derivatives:

- Commodity forward contracts: The Trust executes gas, power, and other commodity forward contracts to manage its asset portfolio and lock-in margins from back-to-back purchase and sale agreements. In a forward contract, one party agrees to deliver a specified amount of an underlying asset to the other party at a future date at a specified price. The Energy Services segment transacts primarily on this basis.

- Commodity swap contracts: The Trust executes fixed-for-floating power price swaps to manage its power asset portfolio. A fixed-for-floating price swap is an agreement between two counterparties to exchange a fixed price for a floating price. The Power Generation segment's results are significantly affected by the price of electricity in Alberta. AltaGas employs derivative commodity instruments for the purpose of managing the Trust's exposure to power price volatility. The Alberta Power Pool settles power prices on an hourly basis and prices ranged from $2.93/MWh to $999.99/MWh in third quarter 2009 and $0.10/MWh to $999.99/MWh for the nine months ended September 30, 2009. The average spot price was $49.75/MWh in third quarter 2009 (third quarter 2008 - $80.36/MWh). AltaGas moderated the impact of this volatility on its business through the use of financial hedges on a portion of its power portfolio. The average price realized for power by the Trust was $70.22/MWh in third quarter 2009 (third quarter 2008 - $83.10/MWh). Approximately 50 percent of 2010 power volumes exposed to spot prices have been hedged at $77/MWh.

- NGL frac spread hedges: The Trust executes fixed-for-floating NGL frac spread swaps to manage its NGL frac spreads. The E&T segment's results are affected by fluctuations in NGL frac spreads. At September 30, 2009, the Trust had NGL frac spread agreements for 3,500 Bbls/d for the October to December 2009 period at an average price of approximately $25/Bbl. The average spot NGL frac spread for the three and nine months ended September 30, 2009 was $19.74/Bbl and $17.10/Bbl, respectively (three and nine months ended September 30, 2008 - $36.92/Bbl and $31.75/Bbl, respectively). The average NGL frac spread realized for the three and nine months ended September 30, 2009 was $20.55/Bbl and $22.64/Bbl, respectively (three and nine months ended September 30, 2008 $26.02/Bbl and $26.55/Bbl, respectively). The Trust also has hedged an average of 1,750 Bbls/d or approximately 30 percent of volumes that are exposed to spot prices for 2010 at a price of approximately $21/Bbl.

- Interest rate forward contracts: The Trust enters into interest rate swaps where cash flows of a fixed rate are exchanged for those of a floating rate. At September 30, 2009 the Trust had interest rate swaps for $245 million with varying terms to maturity until March 31, 2012. At September 30, 2009, the Trust had fixed the interest rate of 100 percent of its debt including MTNs and capital leases.

- Foreign exchange forward contracts: Foreign exchange exposure created by transacting commercial arrangements in foreign currency is managed through the use of foreign exchange forward contracts whereby a fixed rate is locked in against a floating rate and option agreements whereby an option to transact foreign currency at a future date is purchased or sold. As at September 30, 2009, AltaGas had foreign exchange forward contracts for 24.1 million Euros at an average effective hedge rate of 1.5073 Canadian dollars to Euro to mitigate currency exposure related to the construction of the Bear Mountain Wind Park. The forward contracts were valued at $1.5 million and expire between October and December 2009.

The fair value of power, natural gas and NGL derivatives was calculated using estimated forward prices from published sources for the relevant period. The calculation of fair value of the interest rate derivatives used quoted market rates.

The Trust does not speculate on commodity prices and therefore does not engage in any commodity transactions that create incremental exposure or are based solely on expectations of future energy market price movements. Commodity transactions are used to lock in margins, optimize underlying physical assets or reduce exposure to energy price movements. AltaGas has a risk management group that reviews commodity and credit risk on a daily basis and has created and adheres to a conservative risk policy and hedging program.

LIQUIDITY

At this time AltaGas does not expect any currently known trend or uncertainty to affect the Trust's ability to access its historical sources of cash. MTN offerings during 2009 and recent credit rating upgrade by Dominion Bond Rating Services (DBRS) are indications of the Trust's capacity to access financing. Each of the Trust's credit facilities has a maturity date, on which date and absent replacement, extension or renewal, the indebtedness under the respective credit facility becomes repayable. The earliest maturity date for the Trust's credit facilities is August 2010.

Cash Flows	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	**2009**	2008	**2009**	2008
Cash from operations	**43.7**	50.3	**141.1**	167.5
Investing activities	**(82.1)**	(65.4)	**(217.8)**	(395.8)
Financing activities	**(59.8)**	23.7	**76.8**	237.2
Change in cash	**(98.2)**	8.6	**0.1**	8.9

Cash from Operations

Cash from operations reported on the Consolidated Statements of Cash Flows was $43.7 million in third quarter 2009 compared to $50.3 million in the same period in 2008. The decrease in cash from operations was mainly due to lower net income, higher unrealized gains on risk management contracts, higher unrealized investment income and lower net change non-cash working capital, partially offset by higher amortization and higher future income tax expense.

Working Capital	**September 30**	September 30
($ millions except current ratio)	**2009**	2008
Current assets	**342.8**	357.9
Current liabilities	**339.1**	357.5
Working capital	**3.7**	0.4
Current ratio	**1.01**	1.0

Working capital was $3.7 million at the end of third quarter 2009 compared to a $0.4 million at September 30, 2008. The working capital ratio was 1.01 at the end of third quarter 2009 compared to 1.0 for the same quarter 2008.

Investing Activities

Cash used for investing activities in third quarter 2009 was $82.1 million compared to $65.4 million in the same quarter in 2008. The increase was due to the acquisition of short-term investments and capital assets. A description of the acquisitions and investments related to long-term assets is in the Invested Capital section of this MD&A. Cash used for investing activities reflects the actual cash disbursed for investing activities and may not agree to the amounts in the invested capital sections of the MD&A due to the timing of the actual disbursement of funds and the fact that some acquisitions may be non-cash transactions.

Financing Activities

Cash used for financing activities in third quarter 2009 was $59.8 million compared to cash from financing activities of $23.7 million in the same quarter in 2008. The decrease in cash was due the repayment of long-term and revolving debt, distributions paid to unitholders and redemption of convertible debentures.

CAPITAL RESOURCES

The use of debt or equity funding is based on AltaGas' capital structure which is determined by considering the norms and risks associated with each of its business segments. At September 30, 2009 AltaGas had total debt outstanding of $668.9 million, up from $582.0 million as at December 31, 2008. At September 30, 2009 the Trust had $500.0 million in MTNs outstanding and had access to prime loans, base rate loans, LIBOR loans, bankers' acceptances and letters of

credit through bank lines amounting to $650.0 million. At September 30, 2009 the Trust had drawn bank debt of $163.0 million and letters of credit outstanding of $69.1 million.

On September 16, 2009, AltaGas redeemed its $16.6 million of outstanding 5.85 percent convertible debentures. The debentures were redeemed at $1,000.96 for each $1,000.00 of principal outstanding. The redemption amount was equal to the principal and all accrued and unpaid interest thereon.

All of the borrowing facilities have covenants customary for these types of facilities, which must be met at each quarter end. AltaGas has been in compliance with these covenants each quarter since the establishment of the facilities. The Trust's earnings interest coverage for the rolling 12 months ended September 30, 2009 was 5.24 times.

Subsequent to the acquisition of Utility Group, AltaGas increased its target debt-to-total capitalization ratio from 40 to 45 percent to 45 to 50 percent. The increase is a result of the addition of natural gas distribution assets to the Trust's portfolio of energy infrastructure assets. The Trust's debt-to-total capitalization ratio at September 30, 2009 was 38.7 percent, up from 37.8 percent at December 31, 2008. On a proforma basis, after recognizing the acquisition of natural gas distribution assets, the debt-to-capitalization ratio increased to 48 percent and the assets are expected to increase by approximately $330 million.

Credit facilities ($ millions)	Borrowing capacity	**Drawn at September 30 2009**	Drawn at December 31 2008
Demand operating facility	50.0	**2.7**	2.8
Letter of credit facility	75.0	**66.4**	68.1
Syndicated credit facility(1)	150.0	**-**	100.0
Syndicated operating credit facility (2)	375.0	**163.0**	253.0
	650.0	**232.1**	423.9

(1) Revolving credit facility maturing August 13, 2010.
(2) Revolving credit facility maturing September 30, 2010.

At September 30, 2009 the Trust held a $75.0 million (December 31, 2008 - $75.0 million) unsecured three-year extendible revolving letter of credit facility with a Canadian chartered bank maturing on September 30, 2010. AltaGas may borrow up to $25.0 million by way of prime loans, U.S. base rate loans, LIBOR loans or bankers' acceptances on the letter of credit facility. Borrowings on the facility bear fees and interest at rates relevant to the nature of the draws made. At September 30, 2009 the Trust had letters of credit of $66.4 million (December 31, 2008 - $68.1 million) outstanding against the extendible revolving-term letter of credit facility and letters of credit of $2.7 million (December 31, 2008 - $2.8 million) outstanding against the demand operating facility.

CONTINGENT LIABILITIES

The contingent liability related to the Sundance B Unit 4 facility outage in mid-December 2008 due to the failure of an induced draft fan has been settled. The terms of the settlement are confidential. No contingent liabilities are outstanding related to power outages.

RELATED PARTIES

The Trust sold $39.0 million of natural gas to, and incurred transportation costs of $0.1 million charged by, AltaGas Utility Group Inc. (Utility Group) in third quarter 2009 as part of the Trust's normal course of business. The Trust also paid management fees of $0.1 million to, and received management fees of $0.1 million, from Utility Group for administrative services. In addition, the Trust provided $0.1 million of operating services to Utility Group. The measurement of transactions between AltaGas and Utility Group is exchange value, to which both parties have agreed. The Trust holds significant influence over Utility Group given AltaGas' 19.8 percent ownership and AltaGas' Chairman

and Chief Executive Officer is a director of Utility Group. As of October 9, 2009, the Trust owns 100 percent of the shares of the Utility Group. Therefore, commencing fourth quarter 2009 the Utility Group will not be considered to be a related party.

The Trust pays rent under a lease for office space and equipment to 2013761 Ontario Inc., which is owned by an employee. Payments of $22,635 were made in third quarter 2009 (third quarter 2008 - $21,900) which is the exchange value of the property agreed to by both parties.

RATING AGENCIES
On October 16, 2009, DBRS raised its rating for the Trust from BBB (low) with a positive trend to BBB with a stable trend. DBRS has cited the Utility Group acquisition as improving AltaGas' business risk profile through the addition of low-risk, regulated natural gas distribution assets in Alberta, Nova Scotia and the Northwest Territories.

SUMMARY OF CONSOLIDATED RESULTS FOR THE EIGHT MOST RECENT QUARTERS

($ millions)	Q3-09	Q2-09	Q1-09	Q4-08	Q3-08	Q2-08	Q1-08	Q4-07
Net revenue[1]	**114.7**	114.3	112.1	125.8	122.7	117.3	110.7	76.4
Operating income[1]	**45.4**	45.5	44.7	54.1	50.7	37.0	47.6	28.9
Net income	**34.7**	36.9	37.5	39.6	53.5	32.9	37.6	31.8

($ per unit)	Q3-09	Q1-09	Q1-09	Q4-08	Q3-08	Q2-08	Q1-08	Q4-07
Net income								
Basic	**0.44**	0.47	0.50	0.55	0.75	0.49	0.58	0.55
Diluted	**0.43**	0.46	0.49	0.56	0.75	0.49	0.57	0.55
Distributions declared	**0.54**	0.54	0.54	0.54	0.535	0.525	0.525	0.525

[1] *Non-GAAP financial measure. See Non-GAAP Financial Measures.*

Identifiable trends in AltaGas' business in the past eight quarters reflect: the organization's internal growth; acquisitions; generally increasing power prices in Alberta until 2009; higher NGL frac spreads through most of 2008 and increased volatility in recent quarters; and asset dispositions.

Significant items that impacted individual quarterly earnings were as follows:

- In fourth quarter 2007 a $6.1 million non-cash future income tax benefit was recorded as a result of the substantive enactment of a reduction in the federal corporate income tax rates.
- In first quarter 2008 the Taylor acquisition was completed for total consideration of $455.2 million, of which $256.3 million was cash consideration and $198.9 million was for units issued. Results in first quarter 2008 increased as a result of the Taylor acquisition.
- In second quarter 2008, operating income was affected by major turnarounds within the gas business and one-time charge to expense project development costs.
- In third quarter 2008, AltaGas recognized an income tax recovery of $13.8 million related to the reduction of future income tax liabilities, which was a result of the reorganization of legal entities within the Trust's structure and required the use of lower effective tax rates.
- In third quarter 2008, operating income was negatively impacted by two extraction plant turnarounds and unplanned outage due to a natural gas heater fire at the Harmattan Complex.
- In latter part of fourth quarter 2008 and during the first half 2009, prices for power, natural gas and NGL declined, breaking the historical price trend for these products. Reduced natural gas prices have directly affected the activity of producers within the WCSB.
- In second quarter 2009 the Trust purchased a short-term investment which resulted in an unrealized gain of $4.6 million.

- During 2009, the Trust has adjusted liabilities related to natural gas transaction within Energy Services resulting in a one-time revenue impact of $9.2 million.

TRUST UNIT INFORMATION

At October 30, 2009 the Trust had 77.9 million trust units and 2.1 million exchangeable units outstanding and a market capitalization of $1.4 billion based on a closing trading price on October 30, 2009 of $18.00 per trust unit. At October 30, 2009 there were 3.1 million options outstanding and 823,856 options exercisable under the terms of the unit option plan.

DISTRIBUTIONS

AltaGas distributions are determined giving consideration to the ongoing sustainable cash flow as impacted by the consolidated net income, maintenance and growth capital expenditures and debt repayment requirements of the Trust. AltaGas has been able to sustain its distributions through funds from operations. In the three months ended, September 30, 2009, the Trust declared distributions of $42.8 million and had funds from operations of $50.5 million (same period 2008 - $38.0 million and $56.3 million respectively), or a payout ratio of 85 percent (same period 2008 - 67 percent).

In the nine months ended September 30, 2009 the Trust declared distributions of $126.9 million and had funds from operations of $153.6 million (same period 2008 - $108.3 million and $163.2 million respectively) which was more than sufficient to fund all distribution to unitholders. AltaGas has a target payout ratio between 65 and 75 percent of funds from operations.

The following table summarizes AltaGas' distribution declaration history since 2007:

Distributions
Years ended December 31

($ per unit)	**2009**	2008	2007
First quarter	**0.540**	0.525	0.510
Second quarter	**0.540**	0.525	0.510
Third quarter	**0.540**	0.535	0.520
Fourth quarter	-	0.540	0.525
Distribution of shares[1]	-	-	0.076
Total	**1.620**	2.125	2.141

(1) *On September 17, 2007 one share of Utility Group was issued for every 100 trust units and exchangeable units held on August 27, 2007.*

AltaGas expects to convert to a corporation in the second half of 2010. AltaGas expects to continue to implement its growth strategy, while seeking to provide investors with a balance between income and growth. As a corporation, AltaGas' management expects to pay a dividend between $1.10 and $1.40 per share on an annual basis to support the Trust's growth strategy going forward. At the time of conversion, the Board of Directors will approve the dividend policy subject to economic and financial conditions at that time. Until its anticipated conversion, AltaGas expects to continue to pay a monthly distribution of $0.18 per trust unit.

NON-MONETARY TRANSACTIONS

AltaGas has entered into a non-monetary transaction with a third party in which it exchanged B.C. Renewable Energy Certificates (RECs) for verified emission offsets that were generated in Alberta. The RECs will be created through the generation of power at the Bear Mountain Wind Park between 2009 and 2011. The verified emission offsets received by AltaGas were used to offset the costs to comply with SGER in 2009.

SUBSEQUENT EVENT

On October 8, 2009 AltaGas acquired control of Utility Group. The Trust expects assets to increase by approximately $220 million with total cash consideration paid of $75.2 million or $10.50 per common share. Total debt assumed is expected to be approximately $125 million.

Until the date of acquisition, AltaGas accounted for its investment in Utility Group using the equity method. As a result, quarterly, the Trust's portion of income earned by the Utility Group was recorded as revenue in the Corporate segment. As of fourth quarter 2009, the operating results of the Utility Group will be consolidated with the results of the Trust within the Gas business.

On November 3, 2009 AltaGas entered into a purchase and sale agreement with SaskEnergy Incorporated and Scotia Investments Limited, pursuant to which Utility Group will purchase the 75.1 percent of Heritage Gas Limited that it does not already own for $109.8 million. The acquisition is subject to customary conditions and expected to close in mid-November.

On a proforma basis, after recognizing the acquisition of natural gas distribution assets, the debt-to-capitalization ratio increased to 48 percent and the assets are expected to increase by approximately $330 million.

CHANGES IN ACCOUNTING POLICIES

Section 3064 Goodwill and Intangible Assets

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2008, the new CICA Handbook Section 3064 "Goodwill and Intangible Assets" will replace Section 3062 "Goodwill and Other Intangible Assets" and Section 3450 "Research and Development Costs". This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets, including internally generated intangible assets. The adoption of this standard did not have a material impact on the Consolidated Financial Statements for the nine months ended September 30, 2009.

EIC-173 - Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the EIC reached a consensus that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. Accordingly, the Trust was required to fair value derivative instruments, at the beginning of the period of adoption, to take into account both own credit risk and counterparty credit risk. Any resulting difference has been recorded as an adjustment to retained earnings with the exception of cash flow hedges which have been recorded in accumulated other comprehensive income.

In accordance with CICA Handbook Section 3863 "Financial Instruments - Presentation", the Trust changed its presentation of derivative financial assets and financial liabilities to report the net amount in the balance sheet where AltaGas has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. Accordingly, the Trust's comparative balances have been reclassified to reflect the change in accounting policy. For the impact on the Trust's financial statements on adopting EIC-173, see note 2 to the interim Consolidated Financial Statements for the quarter ended September 30, 2009.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The Accounting Standards Board (AcSB) confirmed in February 2009 that International Financial Reporting Standards (IFRS) will replace Canadian GAAP for publicly accountable enterprises for financial periods beginning on or after January 1st 2011.

Management commenced a process to transition from Canadian GAAP to IFRS in April 2008. Management has established a project team that is led by management within finance and accounting, including representatives from other areas of the organization as necessary to plan for and achieve a smooth transition to IFRS. Regular progress is reported to senior management and the Audit Committee of the Board of Directors on the status of the IFRS implementation project.

The implementation project consists of six phases, which in certain cases may be in process concurrently:

- Scoping phase – This phase involves a high-level assessment to identify key areas impacted by the transition to

IFRS and to identify the Standards and Interpretations applicable to the Trust. This phase has been completed.

- Diagnostic phase – In this phase, each Standard and Interpretation is assessed to identify the changes required in the existing accounting policies, information systems and business processes. This phase has been completed.
- Design and planning phase – Available alternatives in the accounting policies, elective exemptions and mandatory exceptions are assessed and adopted. Preliminary estimates on the quantitative impact of the application of the new Standards are in progress.
- Solution development phase – Based on the adopted accounting policies, the project team defines and develops systems, processes and training required for the implementation of the target solutions under IFRS. Opening balances at transition date to IFRS are estimated allowing management to evaluate the quantitative impact from IFRS adoption.
- Implementation phase – During 2010, the dual reporting period, changes in accounting policies and procedures are implemented. Financial information in accordance with IFRS is collected to allow the comparative reporting in 2011. Where appropriate, the documentation and testing of internal controls over financial reporting and disclosure controls and procedures will be completed. Training will be provided to ensure all areas of the business impacted by the new Standards are aware of the new reporting and process requirements.
- Post-implementation phase – IFRS financial statements are produced for each reporting period. CSOX certification process is fully deployed to accommodate changes required as a result of the IFRS conversion.

There are currently no delays anticipated to AltaGas' project plan to meet IFRS reporting requirements in 2011.

SIGNIFICANT ACCOUNTING POLICIES

AltaGas' significant accounting policies remain unchanged from December 31, 2008, except as disclosed in the notes to the Interim Consolidated Financial Statements for the three and nine months ended September 30, 2009. For further information regarding these policies refer to the notes to the audited Consolidated Financial Statements in AltaGas' 2008 Annual Report.

CRITICAL ACCOUNTING ESTIMATES

Since a determination of the value of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Trust's Interim Consolidated Financial Statements requires the use of estimates and assumptions which have been made using careful judgment. AltaGas' significant accounting policies are described in the notes to the Interim Consolidated Financial Statements for the three and nine months ended September 30, 2009 and in the notes to the 2008 audited Consolidated Financial Statements included in the Trust's 2008 Annual Report. Certain of these policies involve critical accounting estimates as a result of the requirement to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

AltaGas' critical accounting estimates continue to be amortization expense, asset retirement obligations, asset impairment assessment, income taxes and pensions. For a full discussion of these accounting estimates, refer to the MD&A in AltaGas' 2008 Annual Report and the notes to the Interim Consolidated Financial Statements for the three and nine months ended September 30, 2009.

OFF-BALANCE-SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, or a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support or engages in leasing, hedging or research and development services with the Trust.

DISCLOSURE AND INTERNAL CONTROLS

Management of the Trust is responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal controls over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings". The objective of this instrument is to improve the quality, reliability and transparency of information that is filed or submitted under securities legislation.

The Chief Executive Officer and the Chief Financial Officer have designed, with the assistance of the Trust's employees, DC&P and ICFR to provide reasonable assurance that material information is made known to them; is reported on a timely basis; financial reporting is reliable; and financial statements prepared for external purposes are in accordance with Canadian GAAP. During third quarter 2009 there were no material changes made to the Trust's DC&P and ICFR.

Consolidated Balance Sheets

(unaudited)

($ thousands)		**September 30 2009**		December 31 2008
ASSETS				
Current assets				
Cash and cash equivalents	$	**18,460**	$	18,304
Short-term investment *(note 6)*		**45,625**		-
Accounts receivable		**153,185**		220,280
Inventory		**558**		775
Restricted cash holdings from customers		**28,324**		24,017
Risk management *(notes 2 and 6)*		**84,510**		92,842
Other current assets		**12,142**		7,705
		342,804		363,923
Capital assets		**1,556,408**		1,436,686
Energy arrangements, contracts and relationships		**131,440**		138,913
Goodwill		**143,840**		143,840
Risk management *(notes 2 and 6)*		**27,217**		31,147
Long-term investments and other assets		**41,663**		17,744
	$	**2,243,372**	$	2,132,253
LIABILITIES AND UNITHOLDERS' EQUITY				
Current liabilities				
Accounts payable and accrued liabilities	$	**136,547**	$	198,232
Distributions payable to unitholders		**14,363**		12,943
Short-term debt		**604**		4,493
Current portion of long-term debt *(note 3)*		**101,411**		1,363
Customer deposits		**28,324**		24,017
Deferred revenue		**40**		2,777
Risk management *(notes 2 and 6)*		**45,368**		57,423
Other current liabilities		**12,439**		21,927
		339,096		323,175
Long-term debt *(note 3)*		**566,854**		559,412
Asset retirement obligations		**45,887**		41,708
Future income taxes *(note 2)*		**211,652**		211,256
Risk management *(notes 2 and 6)*		**15,306**		16,745
Convertible debentures *(note 4)*		**-**		16,682
Other long-term liabilities		**6,475**		5,833
		1,185,270		1,174,811
Unitholders' equity *(notes 2, 7 and 8)*		**1,058,102**		957,442
	$	**2,243,372**	$	2,132,253

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Income and Accumulated Earnings

(unaudited)

($ thousands except per unit amounts)	Three Months Ended September 30 2009	Three Months Ended September 30 2008	Nine Months Ended September 30 2009	Nine Months Ended September 30 2008
REVENUE				
Operating	**$ 281,843**	$ 457,168	**$ 909,765**	$ 1,389,462
Unrealized gain on risk management *(note 6)*	**4,364**	3,654	**10,903**	1,386
Other *(note 6)*	**5,170**	(120)	**11,163**	1,390
	291,377	460,702	**931,831**	1,392,238
EXPENSES				
Cost of sales	**176,676**	338,042	**590,695**	1,041,545
Operating and administrative	**51,018**	54,729	**151,864**	165,436
Amortization:				
Capital assets	**15,756**	14,835	**46,339**	42,800
Energy arrangements, contracts and relationships	**2,491**	2,552	**7,473**	7,412
	245,941	410,158	**796,371**	1,257,193
Foreign exchange gain (loss)	**(78)**	136	**259**	249
Interest expense				
Short-term debt	**401**	105	**1,038**	311
Long-term debt	**8,422**	5,921	**21,441**	19,032
Income before income taxes	**36,535**	44,654	**113,240**	115,951
Income tax expense (recovery)				
Current income tax	**(99)**	2,177	**167**	2,393
Future income tax	**1,868**	(10,977)	**3,910**	(10,386)
Net income	**34,766**	53,454	**109,163**	123,944
Accumulated earnings, beginning of period	**748,133**	580,902	**673,736**	510,412
Accumulated earnings, end of period	**$ 782,899**	$ 634,356	**$ 782,899**	$ 634,356
Net income per unit *(note 9)*				
Basic	**$ 0.44**	$ 0.75	**$ 1.40**	$ 1.83
Diluted	**$ 0.43**	$ 0.75	**$ 1.39**	$ 1.81
Weighted average number of units outstanding (thousands) *(notes 8 and 9)*				
Basic	**79,501**	71,138	**78,034**	67,873
Diluted	**80,449**	72,042	**78,993**	68,794

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income and Accumulated Other Comprehensive Income

(unaudited)

($ thousands)	Three Months Ended September 30 2009	Three Months Ended September 30 2008	Nine Months Ended September 30 2009	Nine Months Ended September 30 2008
Net income	**$ 34,766**	$ 53,454	**$ 109,163**	$ 123,944
Other comprehensive income (loss), net of tax				
Unrealized net gain on available-for-sale financial assets	**4,578**	-	**4,578**	-
Unrealized net gain on derivatives designated as cash flow hedges	**7,664**	15,689	**12,060**	823
Reclassification of available-for-sale financial assets as a result of business acquisition	**-**	-	**-**	(17,873)
Reclassification to net income of net gain (loss) on derivatives designated as cash flow hedges pertaining to prior periods	**(5,631)**	4,810	**(20,686)**	2,387
	6,611	20,499	**(4,048)**	(14,663)
Comprehensive income	**$ 41,377**	$ 73,953	**$ 105,115**	$ 109,281
Accumulated other comprehensive income (loss), beginning of period	**$ 20,910**	$ (7,993)	**$ 31,569**	$ 27,169
Other comprehensive income, net of tax	**6,611**	20,499	**(4,048)**	(14,663)
Accumulated other comprehensive income, end of period *(note 6)*	**$ 27,521**	$ 12,506	**$ 27,521**	$ 12,506

See accompanying notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(unaudited)

	Three Months Ended	September 30	Nine Months Ended	September 30
($ thousands)	**2009**	2008	**2009**	2008
Cash from operations				
Net income	**$ 34,766**	$ 53,454	**$ 109,163**	$ 123,944
Items not involving cash:				
Amortization	**18,247**	17,387	**53,812**	50,212
Accretion of asset retirement obligations	**794**	838	**2,331**	1,793
Unit-based compensation	**1,548**	105	**1,484**	300
Future income tax expense (recovery)	**1,958**	(10,977)	**4,000**	(10,386)
Gain on sale of assets	**-**	(1,407)	**(28)**	(1,725)
Equity income	**171**	165	**(899)**	(416)
Unrealized gain	**(7,831)**	(3,654)	**(18,932)**	(1,386)
Other	**886**	300	**2,677**	694
Asset retirement obligations settled	**-**	(182)	**(145)**	(399)
Net change in non-cash working capital *(note 10)*	**(6,830)**	(5,722)	**(12,388)**	4,875
	43,709	50,307	**141,075**	167,506
Investing activities				
Increase (decrease) in customer deposits	**5,208**	(517)	**(4,307)**	(163)
Decrease in note receivable	**-**	1,000	**-**	6,500
Capital expenditures	**(69,748)**	(26,642)	**(158,292)**	(110,875)
Disposition of capital assets	**-**	6,589	**-**	15,432
Distributions from equity investments	**81**	72	**380**	209
Acquisition of short-term investments *(note 6)*	**(11,403)**	-	**(39,323)**	-
Acquisition of long-term investments and other assets	**(6,223)**	(45,911)	**(16,223)**	(306,916)
	(82,085)	(65,409)	**(217,765)**	(395,813)
Financing activities				
Repayment of short-term debt	**(47)**	(2,154)	**(3,889)**	(3,406)
Net issuance (repayment) of revolving long-term debt	**(7,090)**	59,226	**(191,391)**	212,892
Issuance of long-term debt	**(330)**	(207)	**295,146**	(207)
Repayment of long-term debt	**(16,968)**	(4,636)	**(17,652)**	(5,369)
Distributions to unitholders	**(42,876)**	(37,666)	**(125,493)**	(105,732)
Net proceeds from issuance of units	**7,519**	9,091	**120,125**	134,515
Net proceeds from issuance of warrants	**-**	-	**-**	4,500
	(59,792)	23,654	**76,846**	237,193
Change in cash and cash equivalents	**(98,168)**	8,552	**156**	8,886
Cash and cash equivalents, beginning of period	**116,628**	12,785	**18,304**	12,451
Cash and cash equivalents, end of period	**$ 18,460**	$ 21,337	**$ 18,460**	$ 21,337

See accompanying notes to the Consolidated Financial Statements.

Selected Notes to the Consolidated Financial Statements

(unaudited)

(Tabular amounts and amounts in footnotes to tables are in thousands of dollars unless otherwise indicated.)

1. BASIS OF PRESENTATION

The interim Consolidated Financial Statements of AltaGas Income Trust (AltaGas or the Trust) include the accounts of the Trust and all of its wholly owned subsidiaries, and its proportionate interests in various partnerships and joint ventures.

The interim Consolidated Financial Statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). The accounting policies applied are consistent with those outlined in the Trust's annual Consolidated Financial Statements for the year ended December 31, 2008, except as described below in Note 2. These interim Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2008 audited Consolidated Financial Statements included in the Trust's Annual Report.

2. CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2009 the Trust adopted Emerging Issues Committee (EIC) 173 "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities" and the new Canadian Institute of Chartered Accountants (CICA) Handbook accounting requirements for Section 3064 "Goodwill and Intangible Assets". In accordance with the transitional provisions for these new standards, these policies were adopted retrospectively without restatement of prior periods.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the EIC reached a consensus that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. Accordingly, the Trust was required to fair value derivative instruments, at the beginning of the period of adoption, to take into account both its own credit risk and counterparty credit risk. Any resulting difference has been recorded as an adjustment to retained earnings with the exception of cash flow hedges which have been recorded in accumulated other comprehensive income.

In accordance with CICA Handbook Section 3863 "Financial Instruments - Presentation", the Trust changed its presentation of derivative financial assets and financial liabilities to report the net amount in the balance sheet where AltaGas has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. Accordingly, the Trust's comparative balances have been reclassified to reflect the change in accounting policy.

The net effect on the Trust's financial statements as at January 1, 2009 resulting from the above mentioned changes is as follows:

Balance Sheet Account Affected	Increase (Decrease)
Current assets - risk management	(25,772)
Long-term assets - risk management	(5,983)
Current liabilities - risk management	(25,421)
Long-term liabilities - risk management	(5,900)
Future income taxes	(285)
Unitholder's equity - accumulated earnings	(176)
Unitholder's equity - accumulated other comprehensive income	27

The unrealized gains and losses included in accumulated earnings and accumulated other comprehensive income were recorded net of income tax recovery of $287,645 and expense of $2,629 respectively.

Goodwill and Intangible Assets

Effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2008, the new CICA Handbook Section 3064 replaces Section 3062 "Goodwill and Other Intangible Assets", which included the old Section 3450 "Research and Development Costs" that was transferred in February 2008. This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets including internally generated intangible assets. This new section is effective for the Trust beginning January 1, 2009. There was no financial impact to AltaGas' financial statements as a result of these changes.

Goodwill represents that portion of the purchase price on acquisition which was in excess of the fair value of the net assets acquired. Goodwill is not subject to amortization but is tested at least annually for impairment by comparing the fair value of the reporting unit with its book value. If the carrying value of the reporting unit exceeds fair value, the implied fair value of goodwill is determined. Any excess of the carrying value of goodwill over its implied fair value is recorded as an impairment charge to income.

Intangible assets are initially recorded at cost including costs directly attributable to acquiring, creating, producing and preparing the intangible asset to be capable of operating in the manner intended. An intangible asset that is capable of operating in the manner intended is amortized to income on a straight line basis over the estimated useful life, unless it is determined to have an infinite life. Intangible assets are tested at least annually for impairment by comparing the fair value of the reporting unit with its book value. If the carrying value of the reporting unit exceeds fair value, the implied fair value of the intangible asset is determined. Any excess of the carrying value of intangible assets over its implied fair value is recorded as an impairment charge to income.

UPDATE TO SUMMARY OF ACCOUNTING POLICIES

Financial Instruments

Available-for-sale instruments are initially accounted for at their fair value and changes to fair value are recorded through other comprehensive income. Investments in equity instruments that do not have a quoted market price in an active market will be measured at cost.

Short-term Investment

Short-term investments are highly liquid investments with no contractual maturities. Short-term investments are recorded at fair valued based on quoted market prices with changes in fair value recorded in other revenue.

FUTURE ACCOUNTING CHANGES

Section 3862 "Financial Instruments - Disclosures"

Effective for annual financial statements for fiscal years ending after September 30, 2009, the revisions to CICA Handbook Section 3862 "Financial Instruments - Disclosures" establish standards that will be more closely resemble those under International Financial Reporting Standards (IFRS). The revisions require additional disclosure based on a fair value hierarchy that reflects the significance of the inputs used in measuring fair value. Financial assets and financial liabilities with fair value measurement based on quoted prices (unadjusted) in active markets are included in Level 1, inputs other than quoted prices that are observable either directly or indirectly in Level 2 and inputs that are not based on observable market data in Level 3. The disclosure requirements are effective for the Trust beginning December 31, 2009.

3. LONG-TERM DEBT

		September 30 2009		December 31 2008
Credit facilities	$	**163,000**	$	353,000
Medium-term notes		**500,000**		200,000
Capital lease obligations		**7,825**		8,800
Other long-term debt		**1,112**		1,282
Unamortized deferred financing		**(3,672)**		(2,307)
		668,265		560,775
Less current portion		**101,411**		1,363
	$	**566,854**	$	559,412

Credit Facilities

At September 30, 2009 the Trust held a $375.0 million (December 31, 2008 - $375.0 million) unsecured extendible revolving three-year credit facility with a syndicate of Canadian chartered banks. Borrowings on the facility can be by way of prime loans, U.S. base rate loans, LIBOR loans, bankers' acceptances or letters of credit. Borrowings on the facility have fees and interest at rates relevant to the nature of the draw made. On September 30, 2007 AltaGas negotiated the extension of the maturity of this facility to September 30, 2010.

On March 10, 2009 the Trust closed a $250.0 million unsecured 18-month credit facility with a syndicate of Canadian chartered banks that matures on August 13, 2010 replacing the credit facility that was due to mature on September 28, 2009. Borrowings on the facility can be by way of prime loans, U.S. base rate loans, LIBOR loans or bankers' acceptances. Borrowings on the facility bear fees and interest rates relevant to the nature of the draw.

At September 30, 2009 the Trust had drawn $163.0 million (December 31, 2008 - $353.0 million) against the facilities. The average rate on the Trust's bankers' acceptances at September 30, 2009 was 1.1 percent (December 31, 2008 - 3.1 percent). On April 29, 2009 the Trust issued $200 million of senior unsecured medium-term notes (MTNs). On June 29, 2009 AltaGas issued $100 million of senior unsecured MTNs. In accordance with the terms of the $250 million credit facility, $100 million of the MTN proceeds were used to repay and reduce the facility from $250 million to $150 million on July 9, 2009.

Medium-Term Notes

On August 30, 2005 $100.0 million of 4.41 percent senior unsecured MTNs were issued. The notes mature on September 1, 2010, with interest payable semi-annually.

On January 19, 2007 AltaGas issued a further $100.0 million of senior unsecured MTNs. The notes carry a coupon rate of 5.07 percent and mature on January 19, 2012.

On April 29, 2009 AltaGas issued $200 million of senior unsecured MTNs. The notes carry a coupon rate of 7.42 percent and mature on April 29, 2014.

On June 29, 2009 AltaGas issued $100 million of senior unsecured MTNs. The notes carry a coupon rate of 6.94 percent and mature on June 29, 2016.

Letter of Credit Facility

At September 30, 2009 the Trust held a $75.0 million (December 31, 2008 - $75.0 million) unsecured three-year extendible revolving-term letter of credit facility with a Canadian chartered bank maturing on September 30, 2010. AltaGas may borrow up to $25.0 million by way of prime loans, U.S. base rate loans, LIBOR loans or bankers' acceptances on the letter of credit facility. Borrowings on the facility bear fees and interest at rates relevant to the nature of the draw made. At September 30, 2009 the Trust had letters of credit of $66.4 million (December 31, 2008 - $68.1 million) outstanding against the extendible revolving-term letter of credit facility.

4. CONVERTIBLE DEBENTURES

On September 16, 2009 the Trust redeemed $16.6 million of outstanding convertible debentures at an amount of $1,000.96 for each $1,000.00 principal amount. The redemption amount is equal to the principal plus all accrued and unpaid interest thereon.

The Trust recognized a gain on redemption of convertible debentures of $77,246 as other revenue and $1.6 million to contributed surplus related to the equity portion of the convertible debentures.

5. CAPITAL DISCLOSURE

The Trust's objective for managing capital is to maintain its investment-grade credit ratings and allow the Trust to maximize the profitability of its existing assets and grow its energy infrastructure to create long-term value and enhance returns for its investors. The Trust considers unitholders' equity (including accumulated other comprehensive income), short-term and long-term debt (including current portion) less cash and cash equivalents to be part of its capital structure. The Trust's overall strategy remains unchanged from 2008.

The use of debt or equity funding is based on AltaGas' capital structure, which is determined by considering the norms and risks associated with each of its business segments. AltaGas' target debt-to-total-capitalization ratio was 40 to 45 percent as at September 30, 2009. The Trust's debt-to-total capitalization ratio as at September 30, 2009 was 38.7 percent (December 31, 2008 - 37.8 percent). Subsequent to the acquisition of natural gas distribution assets (Note 15), the Trust increased its target debt-to-capitalization ratio to 45 to 50 percent. The increase is a result of the addition of natural gas distribution assets to the Trust's portfolio of energy infrastructure assets.

	September 30 2009	December 31 2008
Debt		
Short-term debt	**$ 604**	$ 4,493
Current portion of long-term debt	**101,411**	1,363
Long- term debt	**566,854**	559,412
Convertible debentures	**-**	16,682
	668,869	581,950
Unitholders' equity	**1,058,102**	957,442
Total capitalization	**$ 1,726,971**	$ 1,539,392
Debt-to-total-capitalization ratio (%)	**38.7**	37.8

All of the borrowing facilities have covenants customary for the types of facilities which must be met at the end of each calendar quarter. AltaGas has been in compliance with these covenants each quarter since the issuance of the facilities.

6. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

In the course of normal operations the Trust purchases and sells natural gas, natural gas liquids (NGL) and power commodities and issues short and long-term debt. The Trust uses derivative instruments to reduce exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates that arise from these activities. The Trust does not make use of derivative instruments for speculative purposes.

Fair Values of Financial Instruments

At September 30, 2009 and December 31, 2008 all derivatives, other than those that meet the expected purchase, sale or usage requirements exception, were carried on the Consolidated Balance Sheets at fair value. The fair value of power, natural gas and NGL derivatives was calculated using estimated forward prices from published sources for the relevant period. The calculation of fair value of the interest rate and foreign exchange derivatives used quoted market rates.

The fair value of long-term debt has been estimated based on discounted future interest and principal payments using estimated interest rates. The fair value of the convertible debentures was estimated using a Black-Scholes model.

The carrying amount and fair values of the Trust's financial assets and liabilities were as follows:

	September 30 2009		December 31 2008	
Summary of Fair Values	**Carrying amount**	**Fair value**	Carrying amount	Fair value
Financial assets				
Held for trading				
Cash and cash equivalents[1]	$ 18,460	$ 18,460	$ 18,304	$ 18,304
Short-term investment	45,625	45,625	-	-
Risk management derivatives[2]	73,429	73,429	49,270	49,270
Long-term investments and other assets	7,958	7,958	-	-
Cash flow hedges				
Risk management[2]	38,298	38,298	74,720	74,720
Loans and receivables				
Accounts receivable and other assets[1] [3]	142,738	142,738	216,079	216,079
Restricted cash holdings from customers[1]	28,324	28,324	24,017	24,017
Available-for-sale				
Long-term investments and other assets	15,280	15,280	-	-
	$ 370,112	$ 370,112	$ 382,390	$ 382,390
Financial liabilities				
Held for trading				
Risk management derivatives[2]	$ 58,582	$ 58,582	$ 44,862	$ 44,862
Cash flow hedges				
Risk management[2]	2,092	2,092	29,307	29,307
Other financial liabilities				
Accounts payable and other liabilities[1] [4]	147,691	147,691	216,502	216,502
Customer deposits[1]	28,324	28,324	24,017	24,017
Short-term debt	604	604	4,493	4,493
Long-term debt[5]	671,937	686,758	563,082	550,971
Convertible debentures	-	-	16,682	16,334
	$ 909,230	$ 924,051	$ 898,945	$ 886,486

[1] *Due to the nature and/or short maturity of these financial instruments the carrying amount approximates the fair value.*

[2] *Fair value is equal to the carrying value for derivatives and hedged items.*

[3] *Excludes income and sales tax, emission credits and prepaids of $22,588 (December 31, 2008 - $11,906).*

[4] *Excludes income and sales tax and deferred revenue of $1,297 (December 31, 2008 - $3,655).*

[5] *Includes current portion of long-term debt and excludes deferred financing costs of $3,672 (December 31, 2008 - $2,307).*

Summary of Unrealized Gain (Loss) on Risk Management

	Three Months Ended September 30		Nine Months Ended September 30	
	2009	2008	**2009**	2008
Natural gas	**$ 4,781**	$ 3,982	**$ 7,679**	$ 4,810
NGL	**213**	5,630	**6,026**	4,029
Power	**-**	(431)	**67**	(360)
Heat rate	**(1,287)**	-	**(706)**	(188)
Interest rate swaps	**1,266**	(972)	**3,484**	(1,629)
Foreign exchange	**(609)**	(4,555)	**(5,647)**	(5,276)
	$ 4,364	$ 3,654	**$ 10,903**	$ 1,386

Summary of Unrealized Gain (Loss) on Derivatives Designated as Cash Flow Hedges (net of tax)

	September 30 2009	September 30 2008
NGL	**$ 837**	$ 4,592
Power	**24,077**	7,847
Bond forward	**(3,018)**	67
Foreign exchange	**1,047**	-
Available-for-sale	**4,578**	-
	$ 27,521	$ 12,506

Long-term investments and other assets

In January 2009 AltaGas purchased common shares of Magma Energy Corporate through a private-equity offering for $10 million. These shares were classified as available-for-sale. The change in value for these common shares are reported within Other Comprehensive Income, which was $4.6 million as at September 30, 2009. In July 2009, AltaGas purchased additional common shares of Magma Energy Corp as part of its initial public offering. These shares were classified as held-for-trading and included in long-term investments and other assets. As at September 30, 2009, the Trust recognized an unrealized gain of $1.7 million in the corporate segment as other revenue.

Short-term investment

In third quarter 2009 AltaGas recognized a realized gain of $0.6 million and unrealized gain of $1.7 million in the corporate segment as other revenue. For the nine months ended September 30, 2009 the Trust recognized a realized gain of $0.6 million and unrealized gain of $6.3 million.

7. UNITHOLDERS' EQUITY

	September 30 2009	December 31 2008
Unitholders' capital *(note 8)*	**$ 973,714**	$ 850,992
Contributed surplus (note 4)	**5,745**	4,261
Accumulated earnings	**782,901**	673,736
Convertible debentures	**-**	1,600
Warrants	**4,500**	4,500
Accumulated dividends	**(41,114)**	(41,114)
Accumulated unitholders' distributions declared[(1)]	**(665,141)**	(538,227)
Distributions of common shares of Utility Group	**(29,848)**	(29,848)
Transition adjustment resulting from adopting new financial instruments accounting standards	**(176)**	-
Accumulated other comprehensive income	**27,521**	31,542
	$ 1,058,102	$ 957,442

[(1)] *Accumulated unitholders' distributions paid by the Trust as at September 30, 2009 were $650.8 million (as at December 31, 2008 - $525.3 million).*

8. UNITHOLDERS' CAPITAL

Trust Units Issued and Outstanding	Number of units		Amount
December 31, 2008	69,761,778	$	835,957
Units issued for cash on exercise of options	18,500		267
Units issued under DRIP[(1)]	1,766,967		26,200
Units issued for exchangeable units	57,527		854
Units issued on conversion of convertible debentures	2,637		71
Units issued on public offering (net of $5.4 million of issuance costs and $0.9 million tax benefit)	6,100,000		96,184
September 30, 2009	**77,707,409**	**$**	**959,533**

Exchangeable Units Issued and Outstanding	Number of units		Amount
December 31, 2008 issued by AltaGas LP #1	2,143,173	$	15,035
AltaGas LP #1 units redeemed for Trust units	(57,527)		(854)
September 30, 2009	**2,085,646**		**14,181**
Issued and outstanding at September 30, 2009	**79,793,055**	**$**	**973,714**

(1) Distribution Reinvestment and Optional Unit Purchase Plan.

	Three Months Ended September 30		Nine Months Ended September 30	
Weighted Average Units Outstanding (1)	**2009**	2008	**2009**	2008
Number of units - basic	**79,501,209**	71,137,882	**78,033,546**	67,873,398
Dilutive equity instruments (2)	**947,874**	904,070	**959,412**	920,614
Number of units - diluted	**80,449,083**	72,041,952	**78,992,958**	68,794,012

(1) Includes exchangeable units.

(2) Includes options, convertible debentures and warrants

The Trust has an employee unit option plan under which employees and directors are eligible to receive grants. At September 30, 2009, 10 percent of units outstanding were reserved for issuance under the plan. As at September 30, 2009 options granted under the plan generally had a term of 10 years until expiry and vested no longer than over a four-year period.

At September 30, 2009 outstanding options were exercisable at various dates within the next nine years. As at September 30, 2009 the unexpensed fair value of unit option compensation cost associated with future periods was $0.3 million (December 31, 2008 - $0.6 million).

The following table summarizes information about the Trust's unit options:

	Options outstanding	
	Number of options	Exercise price[(1)]
Unit options outstanding, December 31, 2008	2,972,250	$26.36
Granted	47,000	16.44
Exercised	(18,500)	9.97
Expired	(112,500)	20.30
Unit options outstanding, September 30, 2009	**2,888,250**	**$20.33**
Unit options exercisable, September 30, 2009	**820,356**	**$26.31**

(1) Weighted average.

The following table summarizes the employee unit option plan as at September 30, 2009:

	Options outstanding			Options exercisable	
	Number outstanding	Weighted Average Exercise price	Weighted Average Remaining contractual life	Number exercisable	Exercise price
$5.00 - 15.25	1,354,500	$ 14.17	9.11	18,000	$ 8.52
$15.26 - 26.08	742,250	23.77	8.03	258,022	24.22
$25.09 - 29.15	791,500	27.67	7.14	544,334	27.89
	2,888,250	$ 20.33	8.29	820,356	$ 26.31

In 2004 AltaGas implemented a unit-based compensation plan, which awards phantom units to certain employees. Beginning in 2008, all employees were eligible to receive phantom units. The phantom units are valued on distributions declared and the trading price of the Trust's units. The units vest on a graded vesting schedule. The compensation expense recorded in third quarter 2009 in respect of this plan was $2.1 million (third quarter 2008 - $1.7 million). As at September 30, 2009 the unexpensed fair value of unit-based compensation costs associated with future periods was $19.3 million (December 31, 2008 - $18.4 million).

9. NET INCOME PER UNIT

The following table summarizes the computation of net income per unit:

	Three Months Ended September 30		Nine Months Ended September 30	
	2009	2008	**2009**	2008
Numerator:				
Numerator for basic net income per unit	**$ 34,766**	$ 53,454	**$ 109,163**	$ 123,944
Numerator for diluted net income per unit	**$ 34,969**	$ 53,699	**$ 109,852**	$ 124,449
Denominator:				
Weighted-average number of units	**79,501**	71,138	**78,034**	67,873
Dilutive equity instruments(1)	**948**	904	**959**	921
Denominator for diluted net income per unit	**80,449**	72,042	**78,993**	68,794
Basic net income per unit	**$ 0.44**	$ 0.75	**$ 1.40**	$ 1.83
Diluted net income per unit	**$ 0.43**	$ 0.75	**$ 1.39**	$ 1.81

(1 Includes options, convertible debentures and warrants.

10. NET CHANGE IN NON-CASH WORKING CAPITAL

The net change in the following non-cash working capital items increased (decreased) cash flows from operations as follows:

	Three Months Ended September 30		Nine Months Ended September 30	
	2009	2008[1]	**2009**	2008[1]
Accounts receivable	**$ 1,157**	$ 24,747	**$ 67,095**	$ 20,313
Inventory	**(52)**	(444)	**217**	(444)
Other current assets[2]	**(4,261)**	1,105	**(4,437)**	2,922
Accounts payable and accrued liabilities	**18,996**	(19,290)	**(61,685)**	(20,163)
Customer deposits	**(5,208)**	517	**4,307**	163
Deferred revenue	**(3,193)**	-	**(2,737)**	1,059
Other current liabilities	**(4,325)**	1,114	**(9,488)**	10,702
	3,114	7,749	**(6,728)**	14,552
Add back: increase (decrease) in capital costs payable	**(9,944)**	(13,471)	**(5,660)**	(9,677)
Net change in non-cash working capital related to operations	**$ (6,830)**	$ (5,722)	**$ (12,388)**	$ 4,875

[1] Specific line items may not agree to the net change in Consolidated Balance sheet due to acquisition.

[2] Excludes note receivable of $6.5 million included in investing activities in 2008.

The following cash payments have been included in the determination of earnings:

	Three Months Ended September 30		Nine Months Ended September 30	
	2009	2008	**2009**	2008
Interest paid	**$ 9,519**	$ 5,698	**$ 24,238**	$ 18,091
Income taxes paid (received)	**$ (218)**	$ 90	**$ (90)**	$ 415

11. PENSION PLANS AND RETIREE BENEFITS

The costs of the defined benefit plans are based on management's estimate of the future rate of return on the fair value of pension plan assets, salary escalations, mortality and other factors affecting the payment of future benefits. AltaGas adjusted the actuarial liability of these plans to follow the same assumptions used under its existing pension plans.

The net pension expense by plan for the period was as follows:

	Three Months Ended September 30		Nine Months Ended September 30	
	2009	2008	**2009**	2008
Defined contribution plan	**$ 616**	$ 567	**$ 1,784**	$ 1,341
Defined benefit plan	**(9)**	120	**436**	519
Supplemental executive retirement plan	**295**	428	**884**	928
	$ 902	$ 1,115	**$ 3,104**	$ 2,788

12. NON-MONETARY TRANSACTION

In first quarter 2009 AltaGas entered into a non-monetary transaction with a third party in which it exchanged B.C. Renewable Energy Certificates (RECs) for verified emission offsets that were generated in Alberta. The RECs will be created through the generation of power at the Bear Mountain Wind Park between 2009 and 2011. The verified emission offsets received by AltaGas were used to offset the costs to comply with Alberta's Specified Gas Emitters Regulation in 2009.

13. CONTINGENT LIABILITY

Sundance B Unit 4 - Power Outage

The contingent liability related to the Sundance B Unit 4 facility outage in mid-December 2008 due to the failure of an induced fan was settled in August 2009. The terms of the settlement are confidential. No contingent liabilities are outstanding related to power outages.

14. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial presentation.

15. SUBSEQUENT EVENT

On October 8, 2009 AltaGas acquired control of Utility Group. The Trust expects assets to increase by approximately $220 million with total cash consideration paid of $75.2 million or $10.50 per common share. Total debt assumed is expected to be approximately $125 million.

Until the date of acquisition, AltaGas accounted for its investment in Utility Group using the equity method. As a result, quarterly, the Trust's portion of income earned by the Utility Group was recorded as revenue in the Corporate segment. As of fourth quarter 2009, the operating results of the Utility Group will be consolidated with the results of the Trust within the Gas business.

On November 3, 2009 AltaGas entered into a purchase and sale agreement with SaskEnergy Incorporated and Scotia Investments Limited, pursuant to which Utility Group will purchase the 75.1 percent of Heritage Gas Limited that it does not already own for $109.8 million. The acquisition is subject to customary conditions and expected to close in mid-November.

On a proforma basis, after recognizing the acquisition of natural gas distribution assets, the debt-to-capitalization ratio increased to 48 percent and the assets are expected to increase by approximately $330 million.

16. SEGMENTED INFORMATION

AltaGas is an integrated energy trust with a portfolio of assets and services used to move energy from the source to the end-user. The majority of the transactions among the reporting segments are recorded at the market price of the commodities and the remainder is at the exchange amount. The following describes the Trust's five reporting segments:

Extraction and Transmission(E&T)	– NGL processing and extraction plants and transmission pipelines to transport natural gas and NGL;
Field Gathering and Processing(FG&P)	– natural gas gathering lines and processing facilities;
Energy Services	– energy consulting and sale of natural gas and electricity;
Power Generation	– coal-fired and gas-fired power output under power purchase arrangements and other agreements, gas-fired power plants, wind and run-of-river power projects under development; and
Corporate	– the costs of providing corporate services and general corporate overhead, investments in public and private entities, corporate assets and the effects of changes in the fair value of risk management contracts.

The following tables show the composition by segment:

Three Months Ended September 30, 2009	Extraction and Transmission	Field Gathering and Processing	Energy Services	Gas Business Subtotal	Power Generation	Corporate	Intersegment Elimination	Total
Revenue	$ 84,164	$ 32,953	$ 128,811	$ 245,928	$ 47,892	$ 5,170	$ (11,977)	$ 287,013
Unrealized gain on risk management	-	-	-	-	-	4,364	-	4,364
Cost of sales	(38,749)	(2,185)	(123,614)	(164,548)	(23,065)	-	10,937	(176,676)
Operating and administrative	(14,008)	(23,402)	(3,083)	(40,493)	(1,392)	(10,173)	1,040	(51,018)
Amortization	(7,677)	(7,287)	(590)	(15,554)	(2,061)	(632)	-	(18,247)
Foreign exchange loss	-	-	-	-	-	(78)	-	(78)
Interest expense	-	-	-	-	-	(8,823)	-	(8,823)
Income before income taxes	$ 23,730	$ 79	$ 1,524	$ 25,333	$ 21,374	$ (10,172)	-	$ 36,535
Net additions to:								
Capital assets[1]	$ 5,088	$ 3,408	$ 5,177	$ 13,673	$ 65,092	$ 739	-	$ 79,504
Long-term investment and other assets[2]	-	-	-	-	$ (9,955)	$ 23,040	-	$ 13,085
Goodwill	$ 143,725	$ 115	-	$ 143,840	-	-	-	$ 143,840
Segmented assets	$1,022,598	$ 524,040	$ 121,320	$ 1,667,958	$ 383,479	$ 191,935	-	$2,243,372

[1] *Difference in timing of cash flows and non-cash transactions of $9,756.*

[2] *Difference in timing of cash flows and non-cash transactions of $6,862.*

Nine Months Ended September 30, 2009	Extraction and Transmission	Field Gathering and Processing	Energy Services	Gas Business Subtotal	Power Generation	Corporate	Intersegment Elimination	Total
Revenue	$ 259,805	$ 102,779	$ 447,455	$ 810,039	$ 140,178	$ 11,162	$ (40,451)	$ 920,928
Unrealized gain on risk management	-	-	-	-	-	10,903	-	10,903
Cost of sales	(127,378)	(5,995)	(430,073)	(563,446)	(64,461)	-	37,212	(590,695)
Operating and administrative	(43,011)	(70,239)	(9,258)	(122,508)	(4,422)	(28,173)	3,239	(151,864)
Amortization	(22,380)	(21,848)	(1,478)	(45,706)	(6,215)	(1,891)	-	(53,812)
Foreign exchange gain	-	-	-	-	-	259	-	259
Interest expense	-	-	-	-	-	(22,479)	-	(22,479)
Income (loss) before income taxes	$ 67,036	$ 4,697	$ 6,646	$ 78,379	$ 65,080	$ (30,219)	-	$ 113,240
Net additions to:								
Capital assets[1]	$ 17,381	$ 8,009	$ 13,340	$ 38,730	$ 122,662	$ 2,711	-	$ 164,103
Long-term investment and other assets[2]	-	-	-	-	$ (20)	$ 23,931	-	$ 23,911
Goodwill	$ 143,725	$ 115	-	$ 143,840	-	-	-	$ 143,840
Segmented assets	$1,022,598	$ 524,040	$ 121,320	$ 1,667,958	$ 383,479	$ 191,935	-	$ 2,243,372

[1] *Difference in timing of cash flows and non-cash transactions of $5,811.*

[2] *Difference in timing of cash flows and non-cash transactions of $7,688.*

Three Months Ended September 30, 2008	Extraction and Transmission	Field Gathering and Processing	Energy Services	Gas Business Subtotal	Power Generation	Corporate	Intersegment Elimination	Total
Revenue	$ 111,828	$ 41,329	$ 263,825	$ 416,982	$ 55,637	$ (120)	$ (15,451)	$ 457,048
Unrealized gains on risk management	-	-	-	-	-	3,654	-	3,654
Cost of sales	(68,009)	(3,208)	(259,414)	(330,631)	(22,787)	-	15,376	(338,042)
Operating and administrative	(18,405)	(23,868)	(3,015)	(45,288)	(1,035)	(8,345)	75	(54,593)
Amortization	(7,445)	(7,089)	(524)	(15,058)	(1,776)	(553)	-	(17,387)
Foreign exchange gain	-	-	-	-	-	136	-	136
Interest expense	-	-	-	-	-	(6,026)	-	(6,026)
Income (loss) before income taxes	$ 17,969	$ 7,164	$ 872	$ 26,005	$ 30,039	$ (11,254)	-	$ 44,790
Net additions (reductions) to:								
Capital assets[(1)]	$ 20,274	$ 6,994	$ 313	$ 27,581	$ 66,339	$ 1,166	-	$ 95,086
Energy services arrangements, contracts and relationships	$ (12,900)	-	-	$ (12,900)	$ (18,000)	-	-	$ (30,900)
Long-term investment and other assets[(2)]	-	-	-	-	$ (292)	$ (250)	-	$ (542)
Goodwill	$ 143,725	$ 215	-	$ 143,940	-	$ 4,348	-	$ 148,288
Segmented assets	$1,494,945	$ 104,158	$ 56,098	$ 1,655,201	$ 326,968	$ 131,323	-	$ 2,113,492

(1) Difference in timing of cash flows, non-cash transactions and assets acquired in business acquisitions, recorded as acquisition of long-term investment on statement of cash flow of $75,033.

(2) Difference in timing of cash flows, non-cash transactions and assets acquired in business acquisitions, recorded as acquisition of long-term investment on statement of cash flow of $46,453.

Nine Months Ended September 30, 2008	Extraction and Transmission	Field Gathering and Processing	Energy Services	Gas Business Subtotal	Power Generation	Corporate	Intersegment Elimination	Total
Revenue	$ 332,031	$ 119,303	$ 824,859	$ 1,276,193	$ 165,342	$ 1,390	$ (52,073)	$ 1,390,852
Unrealized gain on risk management	-	-	-	-	-	1,386	-	1,386
Cost of sales	(198,530)	(9,012)	(814,029)	(1,021,571)	(72,221)	-	52,247	(1,041,545)
Operating and administrative	(51,372)	(72,115)	(9,508)	(132,995)	(2,236)	(29,782)	(174)	(165,187)
Amortization	(20,523)	(20,937)	(1,574)	(43,034)	(5,508)	(1,670)	-	(50,212)
Foreign exchange gain	-	-	-	-	-	249	-	249
Interest expense	-	-	-	-	-	(19,343)	-	(19,343)
Income (loss) before income taxes	$ 61,606	$ 17,239	$ (252)	$ 78,593	$ 85,377	$ (47,770)	-	$ 116,200
Net additions to:								
Capital assets[(1)]	$ 592,412	$ 43,173	$ (179)	$ 635,406	$ 120,260	$ 4,771	-	$ 760,437
Energy services arrangements, contracts and relationships	$ 53,100	-	-	$ 53,100	-	-	-	$ 53,100
Long-term investment and other assets[(2)]	-	-	-	-	$ 4,942	$ (47,808)	-	$ (42,866)
Goodwill	$ 143,725	$ 215	-	$ 143,940	4,348	-	-	$ 148,288
Segmented assets	$1,494,945	$ 104,158	$ 56,098	$ 1,655,201	$ 326,968	$131,323	-	$ 2,113,492

(1) Difference in timing of cash flows, non-cash transactions and assets acquired in business acquisitions, recorded as acquisition of long-term investment on statement of cash flow of $664,994.

(2) Difference in timing of cash flows, non-cash transactions and assets acquired in business acquisitions, recorded as acquisition of long-term investment on statement of cash flow of $349,782.

FORM 52-109F2 SEC File # 82-34911

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, ***Deborah S. Stein, Vice President Finance and Chief Financial Officer***, certify the following:

1. Review: I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of AltaGas Income Trust (the "issuer") for the interim period ended September 30, 2009.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is based on the principles of the Committee of Sponsoring Organizations (COSO).

5.2 N/A

5.3 N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on January 1, 2009 and ended on March 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: ***November 5, 2009***

{Signed}

Deborah S. Stein
Vice President Finance and Chief Financial Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, **David W. Cornhill, Chairman and Chief Executive Officer**, certify the following:

1. Review: I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of AltaGas Income Trust (the "issuer") for the interim period ended September 30, 2009.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is based on the principles of the Committee of Sponsoring Organizations (COSO).

5.2 N/A

5.3 N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on January 1, 2009 and ended on March 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: ***November 5, 2009***

{Signed}

David Cornhill
Chairman and Chief Executive Officer

AltaGas NEWS RELEASE SaskEnergy

ALTAGAS CLOSES ACQUISITION OF REMAINING 75.1 PERCENT OF HERITAGE GAS

Calgary, Alberta (November 18, 2009) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) and SaskEnergy Incorporated (SaskEnergy) are pleased to announce that the Trust's indirect wholly-owned subsidiary AltaGas Utility Group Inc. (Utility Group) has successfully completed the acquisition of 75.1 percent of the outstanding shareholder debt and common shares of Heritage Gas Limited (Heritage Gas). The acquisition brings AltaGas' ownership of Heritage Gas to 100 percent. AltaGas purchased SaskEnergy and Scotia Investments (Scotia) respective 50.1 percent and 25 percent interest in Heritage Gas for $109.8 million.

"We are excited to increase our investment in Heritage Gas. This business is an outstanding strategic fit for AltaGas, providing stable, regulated revenue and strong growth potential," said David Cornhill, Chairman and CEO of AltaGas. "We welcome the Heritage Gas employees to AltaGas and look forward to supporting them as they continue to bring a modern, low-carbon fuel choice to Nova Scotians. Heritage Gas' people, assets and growth potential expand, diversify and strengthen our gas division and overall business."

"We are pleased to conclude this transaction with Utility Group for a value which represents a good return on our investment and will allow us to focus our future capital spending and resources on our Saskatchewan distribution, transmission and storage operations," said Doug Kelln, President and CEO of SaskEnergy.

Utility Group, SaskEnergy and Scotia partnered in 2002 to establish Heritage Gas to obtain and operate a natural gas distribution franchise for Nova Scotia. Based in Dartmouth, Nova Scotia, Heritage Gas today serves 2,261 customers in Amherst and Cumberland County, Dartmouth, Halifax and the Halifax International airport through its 229 kilometre system. Heritage Gas offers strong growth potential as its 42 employees expand its service areas in response to demand from new construction and as customers convert to natural gas. Heritage Gas' rate base and other property plant and equipment total $127.8 million at September 30, 2009.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources. AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN and are included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

SaskEnergy is an integrated natural gas distribution, transmission and storage company which delivers the benefits of safe, convenient and environmentally-friendly natural gas to more than 343,000 residential, farm, commercial and industrial customers throughout Saskatchewan, serving 92 percent of the Province's communities. Transmission and storage services are provided through its subsidiary TransGas, which operates a high pressure network of over 14,000 kilometres as well as eight distinct storage locations. SaskEnergy has a diverse workforce of over 1,100 employees providing service from more than 50 different locations in Saskatchewan.

Not for distribution to U.S. newswire services or for dissemination in the United States.

- 30 -

For further information contact:

AltaGas Income Trust:

Media
Adrianne Lovric
(403) 691-9873
adrianne.lovric@altagas.ca

Investment Community
Sheena McKellar
(403) 691-9855
sheena.mckellar@altagas.ca

www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

SaskEnergy Inc.:
Media / Public relations
Dave Burdeniuk
Office: (306) 777-9842
Cell: (306) 535-6569
dburdeniuk@saskenergy.com

www.saskenergy.com

Rapport de gestion

Le rapport de gestion et les états financiers consolidés intermédiaires non vérifiés ci-joints sont présentés afin de permettre aux lecteurs d'évaluer les résultats d'exploitation, la situation de trésorerie et les sources de financement d'AltaGas Income Trust (AltaGas ou la Fiducie) au 30 septembre 2009 et pour les périodes de trois et neuf mois terminées à cette date, en regard des périodes de trois et neuf mois terminées le 30 septembre 2008. Le présent rapport de gestion, daté du 5 novembre 2009, doit être lu avec les états financiers consolidés intermédiaires non vérifiés de la Fiducie et les notes y afférentes au 30 septembre 2009 et pour les périodes de trois et neuf mois terminées à cette date, ainsi qu'avec les états financiers consolidés vérifiés et le rapport de gestion figurant dans le rapport annuel de la Fiducie pour l'exercice terminé le 31 décembre 2008.

Le présent rapport de gestion contient des énoncés prospectifs. Dans le présent rapport de gestion, les expressions «peut», «devrait», «pourrait», «a l'intention de», «prévoit», «projette», «croit», «compte», «estime» et «s'attend à ce que», ou d'autres expressions semblables, lorsqu'elles se rapportent à la Fiducie ou à un membre du groupe de cette dernière, désignent des énoncés prospectifs. Plus particulièrement, ce rapport de gestion contient des énoncés prospectifs concernant, entre autres choses, les objectifs d'affaires, la croissance prévue, les résultats d'exploitation, le rendement, les projets et occasions d'affaires et les résultats financiers. Les énoncés prospectifs se retrouvent précisément sous les rubriques «Perspectives consolidées», «Projets d'investissement», «Perspectives du secteur du gaz», «Perspectives du secteur Production d'électricité» et «Perspectives du secteur Siège social».

Ces énoncés comportent des risques connus et inconnus, des incertitudes et d'autres facteurs qui peuvent faire en sorte que les résultats ou les événements réels diffèrent de façon importante de ceux qui y sont prévus. Ces énoncés reflètent les vues actuelles de la Fiducie relativement à des événements futurs fondés sur certains facteurs et hypothèses importants, et sont assujettis à certains risques et incertitudes, y compris, sans s'y limiter, des changements à l'égard de la concurrence, l'évolution du cadre législatif et réglementaire, les changements de loi fiscale, les conditions économiques générales et d'autres facteurs énoncés dans les documents d'information publique de la Fiducie.

Plusieurs facteurs pourraient entraîner des écarts entre les résultats réels, le rendement ou les réalisations de la Fiducie ou de l'un de ses secteurs et ceux décrits dans le présent rapport de gestion, y compris, sans s'y limiter, ceux énoncés ci-dessus; en outre, les hypothèses sous-jacentes pourraient se révéler inexactes. Cette liste de facteurs ne doit pas être considérée comme exhaustive. Si l'un ou plusieurs de ces risques ou de ces incertitudes se réalisent ou si les hypothèses sous-jacentes aux énoncés prospectifs se révèlent incorrectes, les résultats réels peuvent différer considérablement de ceux qui sont décrits dans le présent rapport de gestion tels qu'ils ont été prévus, estimés, attendus ou proposés. Il ne faut pas se fier indûment aux énoncés prospectifs qui figurent dans le présent rapport de gestion. Ces énoncés ne sont valables qu'en date du présent rapport de gestion. La Fiducie n'a pas l'intention de mettre à jour ces énoncés prospectifs et n'assume aucune obligation à cet égard, sauf si la loi l'exige. Les énoncés prospectifs contenus dans le présent rapport de gestion sont donnés expressément sous réserve de la présente mise en garde.

Le présent rapport de gestion contient des perspectives financières sur les résultats d'exploitation, la situation financière ou les flux de trésorerie prospectifs, qui sont établies en se fondant sur des hypothèses au sujet des événements futurs, notamment les conditions économiques et les lignes de conduite futures qui sont fondées sur l'évaluation par la direction des informations pertinentes disponibles actuellement. Le lecteur ne doit pas utiliser ces perspectives financières à des fins autres que celles pour lesquelles elles sont présentées dans ce rapport de gestion.

Le lecteur peut trouver de l'information additionnelle sur AltaGas en visitant le site Web de la Fiducie à l'adresse www.altagas.ca. Les documents d'information continue de la Fiducie, y compris le rapport de gestion et les états financiers consolidés annuels, la notice annuelle, la circulaire d'information et la circulaire de sollicitation de procurations, les avis de changements importants et les communiqués publiés par la Fiducie sont aussi disponibles dans le site Web de la Fiducie ou directement dans le site de SEDAR, à l'adresse www.sedar.com.

ALTAGAS INCOME TRUST

Les principales entreprises de la Fiducie sont exploitées par AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership, AltaGas Pipeline Partnership et Taylor NGL Limited Partnership (Taylor), ainsi qu'AltaGas Energy Limited Partnership et ECNG Energy L.P. (collectivement les filiales actives). Les flux de trésorerie de la Fiducie dépendent uniquement des résultats des filiales

actives et sont surtout tirés des intérêts sur les prêts consentis aux filiales actives et des dividendes ou des rendements du capital découlant des participations détenues dans la structure de fiducie.

AltaGas General Partner Inc., par l'entremise de son conseil d'administration, dont les membres sont élus par la Fiducie à la demande des porteurs de parts, a été mandatée par le fiduciaire de la Fiducie pour gérer ou superviser l'entreprise et les affaires de la Fiducie. AltaGas Ltd. offre tous les services de gestion, d'administration et d'exploitation à la Fiducie et à ses filiales.

RÉSULTATS FINANCIERS CONSOLIDÉS (non vérifié) (en millions de dollars)	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
	2009	2008	**2009**	2008
Produits	**291,4**	460,7	**931,8**	1 392,2
Gain latent sur gestion du risque	**4,4**	3,7	**10,9**	1,4
Produits nets[1]	**114,7**	122,7	**341,1**	350,7
BAIIA[1]	**63,6**	68,0	**189,2**	185,3
BAIIA avant gain latent sur gestion du risque[1]	**59,2**	64,3	**178,3**	183,9
Bénéfice d'exploitation[1]	**45,4**	50,6	**135,4**	135,1
Bénéfice d'exploitation avant gain latent sur gestion du risque[1]	**41,0**	46,9	**124,5**	133,7
Bénéfice net	**34,7**	53,5	**109,1**	124,0
Bénéfice net avant gain latent sur gestion du risque rajusté en fonction des impôts[1]	**31,3**	52,7	**100,5**	124,4
Bénéfice net avant impôts[1]	**36,5**	44,7	**113,2**	116,0
Total de l'actif	**2 243,4**	2 113,5	**2 243,4**	2 113,5
Total du passif à long terme	**846,2**	828,1	**846,2**	828,1
Acquisitions d'immobilisations, montant net	**79,5**	95,1	**164,1**	760,5
Distributions déclarées[2]	**43,0**	38,0	**126,9**	108,3
Flux de trésorerie				
Flux de trésorerie d'exploitation	**43,7**	50,3	**141,1**	167,5
Liquidités provenant de l'exploitation[1]	**50,5**	56,2	**153,6**	163,0

(en dollars par part)	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
	2009	2008	**2009**	2008
BAIIA[1]	**0,80**	0,96	**2,43**	2,73
BAIIA avant gain latent sur gestion du risque[1]	**0,74**	0,90	**2,29**	2,71
Bénéfice net – de base	**0,44**	0,75	**1,40**	1,83
Bénéfice net – dilué	**0,43**	0,75	**1,39**	1,81
Bénéfice net avant gain latent sur gestion du risque rajusté en fonction des impôts[1]	**0,39**	0,74	**1,29**	1,83
Bénéfice net avant impôts[1]	**0,46**	0,63	**1,45**	1,71
Distributions déclarées[2]	**0,54**	0,535	**1,62**	1,585
Flux de trésorerie				
Flux de trésorerie d'exploitation	**0,55**	0,71	**1,81**	2,47
Liquidités provenant de l'exploitation[1]	**0,64**	0,79	**1,97**	2,40
Parts en circulation – de base (en millions)				
Au cours de la période[3]	**79,5**	71,1	**78,0**	67,9
À la fin de la période	**79,8**	71,3	**79,8**	71,3

[1] *Mesures non conformes aux PCGR; se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport de gestion.*

[2] *Distributions mensuelles déclarées de 0,18 $ la part depuis août 2008. De janvier 2008 à juillet 2008, des distributions mensuelles de 0,175 $ la part ont été déclarées.*

[3] *Moyenne pondérée.*

REVUE FINANCIÈRE CONSOLIDÉE

Trois mois terminés les 30 septembre

Le bénéfice net du trimestre terminé le 30 septembre 2009 s'est établi à 34,7 millions de dollars comparativement à 53,5 millions de dollars à la période correspondante de 2008, incluant un recouvrement d'impôts non récurrent de 13,8 millions de dollars par suite de la restructuration d'entités juridiques au sein de la structure de la Fiducie. Le bénéfice net s'est fixé à 0,44 $ la part de base pour le trimestre considéré contre 0,75 $ la part de base pour le troisième trimestre de 2008. Compte non tenu du recouvrement d'impôts non récurrent, le bénéfice net s'était établi à 39,7 millions de dollars au troisième trimestre de 2008 (0,56 $ la part de base).

Au troisième trimestre, les activités relatives au gaz ont été touchées par les volumes plus élevés du secteur Extraction et transport en raison d'arrêts liés à l'entretien moins fréquents en 2009, des avantages tirés du programme de dépenses en immobilisations du complexe Harmattan en 2008 et de la baisse des charges d'exploitation. En outre, les activités de transport ont affiché une hausse de leurs produits d'exploitation tirés de l'expansion du réseau de livraison d'éthylène (EDS) et d'un rajustement pour produits constatés d'avance déjà comptabilisés. Dans le secteur Services énergétiques, un rajustement des passifs liés à des opérations sur le gaz naturel ont aussi contribué à la hausse du bénéfice. Ces augmentations ont été plus que contrebalancées par une réduction des volumes du secteur Collecte et traitement sur place en raison de l'interruption, par les producteurs, de la production de gaz et de la baisse des volumes. Le secteur Production d'électricité a affiché de moins bons résultats en raison surtout des prix d'électricité au comptant moins élevés et de la hausse des coûts liés aux ententes d'achat d'électricité (EAE); par contre, ce secteur a tiré profit de la fermeté des prix couverts et de la baisse des coûts de transport et de conformité environnementale. Les gains latents sur placements et contrats de gestion du risque comptabilisés par le secteur Siège social ont favorisé le bénéfice comparativement à une perte d'exploitation enregistrée au trimestre correspondant de l'exercice précédent. La Fiducie a affiché des intérêts débiteurs plus élevés du fait d'un solde d'endettement moyen plus important et d'un taux d'intérêt moyen à la hausse. La charge d'impôts a été plus élevée au troisième trimestre de 2009 en regard du trimestre correspondant de 2008, surtout en raison du recouvrement d'impôts non récurrent de l'exercice précédent par suite de la restructuration au sein de la structure de la Fiducie, ce qui a entraîné l'utilisation de taux d'imposition moins élevés à l'égard des passifs d'impôts futurs.

Le bénéfice d'exploitation du secteur du gaz a été de 25,3 millions de dollars pour le troisième trimestre de 2009, en regard de 26,0 millions de dollars au trimestre correspondant de 2008. Les résultats sont demeurés relativement stables malgré la conjoncture économique difficile qui prévaut dans le secteur du gaz. Le secteur Extraction et transport a réalisé un bénéfice d'exploitation plus élevé en raison de l'incidence, à l'exercice précédent, des arrêts liés à l'entretien et d'interruptions imprévues. L'augmentation du bénéfice d'exploitation a aussi découlé d'un rajustement positif aux produits tirés du transport constatés d'avance déjà comptabilisés, et de la hausse des volumes d'extraction traités et des volumes de transport contractuels. Le secteur Services énergétiques a aussi affiché une augmentation par suite d'un rajustement aux passifs liés aux opérations sur le gaz naturel et de la contribution de l'installation de stockage de Sarnia. Ces augmentations ont été contrebalancées par la baisse du débit dans la plupart des segments du secteur Collecte et traitement sur place en raison des activités réduites des producteurs et des arrêts de production, de la baisse des différentiels de fractionnement de LGN et d'un arrêt lié à l'entretien à l'installation du secteur Collecte et traitement sur place.

Pour le troisième trimestre de 2009, le bénéfice d'exploitation du secteur Production d'électricité a été de 21,4 millions de dollars, contre 30,1 millions de dollars au troisième trimestre de 2008. Le bénéfice d'exploitation a reculé en raison de coûts plus élevés liés aux EAE, de prix au comptant plus bas comparativement au troisième trimestre de 2008 alors que les prix d'électricité avaient presque atteint des sommets historiques et de la montée des volumes d'électricité vendus aux prix au comptant. Le secteur Production d'électricité a tiré parti des prix couverts plus élevés que les prix au comptant, de même que de la baisse des coûts de transport et de conformité environnementale.

Les produits nets consolidés pour le trimestre terminé le 30 septembre 2009 se sont établis à 114,7 millions de dollars, alors qu'ils ont atteint 122,7 millions de dollars au cours du trimestre correspondant de 2008. Dans le secteur du gaz, les produits nets ont diminué en raison de la baisse des prix des marchandises au comptant, du recul du débit dans la

plupart des segments du secteur Collecte et traitement sur place et du fléchissement des recouvrements des charges d'exploitation. Ces baisses ont été en partie contrebalancées par la hausse des volumes d'extraction, l'absence d'interruptions prévues aux installations d'extraction, de volumes de transport contractuels plus élevés et d'un rajustement positif apporté aux produits d'exploitation lié à des produits constatés d'avance déjà comptabilisés dans le secteur du transport, de même qu'au passif du secteur Services énergétiques. Dans le secteur Production d'électricité, la baisse des produits nets attribuable au recul des produits de la vente de quantités plus importantes d'électricité aux prix au comptant et à la cession, à l'exercice précédent, d'un projet de développement d'un parc éolien, a été en partie compensée par la vigueur des prix couverts. Le secteur Siège social a affiché une hausse des produits nets découlant des gains latents et des revenus de placement.

Les charges d'exploitation et d'administration pour le troisième trimestre de 2009 ont été de 51,0 millions de dollars, en baisse comparativement à 54,6 millions de dollars pour le trimestre correspondant de 2008. Cette baisse a découlé de prix moins élevés du gaz combustible et de l'électricité, de la baisse des coûts de transport de l'électricité, du recul des coûts de conformité environnementale et des coûts d'un seul arrêt lié à l'entretien de 0,8 million de dollars contre 1,4 million de dollars au troisième trimestre de 2008. Ces baisses ont été en partie contrebalancées par une montée des coûts engagés en vue d'appuyer les projets de croissance de la Fiducie dans les secteurs du gaz et Production d'électricité.

La dotation aux amortissements du troisième trimestre de 2009 s'est fixée à 18,2 millions de dollars, par rapport à 17,4 millions de dollars pour le trimestre correspondant de l'exercice précédent. Cette croissance s'explique par l'augmentation des actifs d'AltaGas découlant des activités de construction.

Les intérêts débiteurs du troisième trimestre de 2009 se sont établis à 8,8 millions de dollars, comparativement à 6,0 millions de dollars pour le trimestre correspondant de 2008. Cette hausse a découlé d'un solde d'endettement moyen plus élevé, totalisant 657,8 millions de dollars, en regard de 548,3 millions de dollars pour la période correspondante de 2008. Les taux d'emprunt ont aussi été plus élevés en raison de l'émission de billets à moyen terme d'un capital de 200 millions de dollars en avril à un taux d'intérêt nominal de 7,42 %. Le taux d'emprunt moyen a été de 6,9 % pour le troisième trimestre de 2009, comparativement à 4,9 % pour le troisième trimestre de 2008.

Au troisième trimestre de 2009, la charge d'impôts s'est élevée à 1,8 million de dollars, par rapport à un recouvrement d'impôts de 8,8 millions de dollars pour la période correspondante de 2008. L'augmentation a surtout découlé d'un recouvrement non récurrent d'impôts futurs de 13,8 millions de dollars au troisième trimestre de 2008 en raison de la restructuration d'entités juridiques au sein de la structure de la Fiducie, en partie compensé par un bénéfice imposable moins important et des impôts implicites moins élevés sur les instruments financiers.

Neuf mois terminés les 30 septembre

Pour les neuf mois terminés le 30 septembre 2009, le bénéfice net s'est établi à 109,1 millions de dollars, alors qu'il a atteint 124,0 millions de dollars pour la période correspondante de 2008, compte tenu d'un recouvrement non récurrent de 13,8 millions de dollars. Compte non tenu de ce recouvrement, le bénéfice net pour les neuf mois terminés le 30 septembre 2008 était de 110,2 millions de dollars, soit 1,1 million de dollars de plus qu'à la période considérée. Le bénéfice net s'est établi à 1,40 $ la part de base pour les neuf premiers mois de 2009, contre 1,83 $ la part de base pour la période correspondante de 2008. Au cours des neuf premiers mois de 2009, le secteur du gaz a bien fait malgré le recul des prix des marchandises et la diminution des volumes traités par le secteur Collecte et traitement sur place. Le secteur Production d'électricité a annoncé de moins bons résultats, surtout en raison de la baisse des produits tirés des ventes d'électricité aux prix au comptant et des coûts plus élevés liés aux EAE comparativement à la période correspondante de l'exercice précédent, mais a profité de la vigueur des prix couverts élevés, du prix moyen de l'électricité sur 30 jours plus favorable et de la baisse des coûts de transport et de conformité environnementale. Les revenus de placement et les gains latents enregistrés au cours des neuf premiers mois de 2009 dans le secteur Siège social ont entraîné une baisse de la perte d'exploitation comparativement à la période correspondante de l'exercice précédent. La Fiducie a comptabilisé des intérêts débiteurs légèrement plus élevés au cours des neuf premiers mois de 2009 en comparaison avec la période correspondante de 2008 en raison d'un solde d'endettement plus important et d'un taux d'intérêt moyen plus élevé. La charge d'impôts a été plus élevée pour les neuf mois terminés

le 30 septembre 2009 en raison d'un recouvrement d'impôts non récurrent de 13,8 millions de dollars en 2008, en partie compensé par la baisse du bénéfice imposable.

Le bénéfice d'exploitation du secteur du gaz s'est établi à 78,3 millions de dollars pour les neuf premiers mois de 2009, comparativement à 78,6 millions de dollars pour la période correspondante de 2008. Les résultats sont demeurés stables malgré la conjoncture économique difficile à laquelle doit faire face le secteur du gaz. Le bénéfice d'exploitation a reculé du fait de la diminution du débit dans la plupart des segments du secteur Collecte et traitement sur place, des différentiels de fractionnement de LGN moins importants reçus à l'égard des volumes non couverts et d'un arrêt lié à l'entretien du secteur Collecte et traitement sur place. Ces baisses ont été en partie compensées par l'absence d'arrêts importants liés à l'entretien du secteur Extraction et transport pendant les neuf premiers mois de 2009, d'un rajustement positif apporté à des produits tirés du transport constatés d'avance déjà comptabilisés et au passif du secteur Services énergétiques, à la hausse des volumes d'extraction traités, aux volumes de transport contractuels plus importants et au bénéfice tiré de l'installation de stockage de Sarnia.

Le bénéfice d'exploitation du secteur Production d'électricité pour les neuf premiers mois de 2009 a été de 65,1 millions de dollars, en regard de 85,4 millions de dollars pour la période correspondante de 2008. Le bénéfice d'exploitation a reculé du fait de produits moins importants tirés des ventes d'électricité aux prix au comptant, de coûts plus élevés liés aux EAE, d'un gain sur la vente d'actifs comptabilisé en 2008 et de contributions moins importantes des centrales à charge de pointe alimentées au gaz. Ces baisses ont été en partie contrebalancées par la vigueur des prix couverts, un prix moyen de l'électricité sur 30 jours plus favorable et la baisse des coûts de transport et de conformité environnementale.

La perte d'exploitation subie par le secteur Siège social a diminué en raison principalement de la hausse des gains latents et des revenus de placement, de l'absence de charges non récurrentes, contrairement aux coûts de développement de projets qui avaient totalisé 2,6 millions de dollars au deuxième trimestre de 2008, et de la baisse des charges d'administration attribuable essentiellement aux mesures de contrôle des coûts lancées à la fin de 2008.

Les produits nets consolidés pour les neuf mois terminés le 30 septembre 2009 se sont établis à 341,1 millions de dollars, alors qu'ils ont atteint 350,7 millions de dollars au cours de la période correspondante de 2008. Dans le secteur du gaz, le recul des produits nets s'explique par la diminution du débit dans la plupart des segments du secteur Collecte et traitement sur place, la baisse des prix des marchandises au comptant et le fléchissement des recouvrements des charges d'exploitation, en partie compensés par des rajustements au passif du secteur Services énergétiques et à des produits tirés du transport constatés d'avance déjà comptabilisés, une hausse des volumes d'extraction et la progression des volumes de transport contractuels et les contributions de l'installation de stockage de Sarnia. Dans le secteur Production d'électricité, la baisse des produits nets imputable au recul des produits de la vente d'électricité aux prix au comptant, au gain sur des actifs cédés en 2008 et à la contribution moins importante des centrales à charge de pointe alimentées au gaz a été en partie compensée par la vigueur des prix couverts et la diminution des coûts liés aux EAE. Le secteur Siège social a affiché une hausse des produits nets découlant des revenus de placement et des gains latents.

Les charges d'exploitation et d'administration pour les neuf mois terminés le 30 septembre 2009 ont été de 151,9 millions de dollars, en baisse par rapport à 165,2 millions de dollars pour la période correspondante de 2008. Cette baisse découle essentiellement d'arrêts liés à l'entretien moins fréquents, contrairement à la période correspondante de l'exercice précédent au cours de laquelle des coûts totalisant environ 7,4 millions de dollars associés aux arrêts liés à l'entretien avaient été comptabilisés. La baisse est également attribuable à une charge de 2,6 millions de dollars au titre des coûts de développement de projets engagés au cours de la période correspondante de 2008. En outre, les mesures de contrôle des coûts ont entraîné un repli des charges d'administration. Ces diminutions ont été en partie contrebalancées par les coûts différentiels associés à l'ajout de nouveaux actifs et de nouvelles activités acquis par la Fiducie au cours du deuxième semestre de 2008.

La dotation aux amortissements des neuf mois terminés le 30 septembre 2009 s'est établie à 53,8 millions de dollars, par rapport à 50,2 millions de dollars pour la période correspondante de l'exercice précédent. Cette croissance s'explique par l'augmentation des actifs d'AltaGas découlant des activités de construction.

Les intérêts débiteurs pour les neuf mois terminés le 30 septembre 2009 ont été de 22,5 millions de dollars par rapport à 19,3 millions de dollars pour la période correspondante de l'exercice précédent. Cette progression est attribuable à une hausse du solde d'endettement moyen qui a atteint 606,0 millions de dollars en regard de 580,8 millions de dollars pour la période correspondante de 2008. Le taux d'emprunt moyen a été de 6,0 % pour les neuf premiers mois de 2009, comparativement à 4,9 % pour les neuf premiers mois de 2008.

Au cours des neuf premiers mois de 2009, la charge d'impôts s'est élevée à 4,1 millions de dollars, par rapport à un recouvrement de 8,0 millions de dollars pour la période correspondante de 2008. Cette hausse a surtout découlé d'un recouvrement non récurrent d'impôts futurs de 13,8 millions de dollars au troisième trimestre de 2008 du fait de la restructuration d'entités juridiques au sein de la structure de la Fiducie, en partie compensé par un bénéfice imposable moins important.

Perspective consolidée

AltaGas est bien positionnée pour dégager de nouveau des résultats solides en 2009, malgré la conjoncture économique difficile. L'entrée en exploitation du parc éolien Bear Mountain et de l'installation de stockage de Sarnia, jumelée à l'acquisition de la participation résiduelle dans AltaGas Utility Group Inc. (Utility Group) et Heritage Gas Limited (collectivement, les «actifs de distribution de gaz naturel»), enrichit le portefeuille de la Fiducie en y ajoutant des actifs à long terme et à risque peu élevé, et devrait contribuer à hausser le bénéfice et les flux de trésorerie.

La majeure partie des bénéfices de la Fiducie provient de contrats à long terme fondés sur la rémunération au service, le coût du service ou le volume minimal. Comme la Fiducie est exposée aux différentiels de fractionnement de LGN et aux prix de l'électricité en Alberta, elle s'est donnée une stratégie rigoureuse de couverture qui atténue l'incidence du différentiel de fractionnement de LGN et de la volatilité du prix de l'électricité. Pour le reste de 2009, les deux tiers des LGN et des volumes d'électricité exposés aux prix au comptant ont été couverts à des prix semblables aux prix couverts de 2008. Pour 2010, environ 30 % des volumes exposés aux différentiels de fractionnement de LGN ont été couverts à environ 21 $/b, et environ 50 % des volumes d'électricité de l'Alberta ont été couverts à 77 $/MWh.

Dans le secteur du gaz, les résultats devraient être les mêmes en 2009 qu'en 2008, car les contributions aux produits découlant de projets d'investissement menés à terme, les actifs de distribution de gaz naturel, des rajustements aux produits d'exploitation et le moins grand nombre d'arrêts liés à l'entretien devraient compenser l'incidence de la baisse des volumes du secteur Collecte et traitement sur place et des prix des marchandises. La direction prévoit que les activités de forage des producteurs demeureront relativement inchangées au cours des mois à venir; cependant, la direction croit que les prix du gaz naturel pourraient s'améliorer légèrement, le manque de forage venant rétablir l'équilibre entre l'offre et la demande de gaz naturel en Amérique du Nord. Bien que cette situation constitue un défi à court terme pour le secteur Collecte et traitement sur place, AltaGas croit qu'elle est bien positionnée en vue de la reprise économique. De nombreux producteurs ont récemment commencé à utiliser la production antérieurement inutilisée et ont repris leurs activités de forage en profondeur, signe d'une amélioration du marché. AltaGas travaille de près avec ses clients afin de trouver des moyens d'optimiser la capacité de traitement du gaz en vue de réduire les coûts pour ses clients et de rationaliser la capacité de traitement dans ses segments d'exploitation. La Fiducie travaille également avec les producteurs à l'élaboration de devis techniques et d'études de faisabilité aux fins de l'agrandissement et du regroupement des centrales dans des emplacements affichant des activités de forage plus intenses.

Malgré la faiblesse continue des prix du gaz, la Fiducie accélère l'exécution de plans visant à tirer avantage de ces possibilités puisque les perspectives à long terme du secteur du gaz naturel sont favorables à des investissements continus dans les actifs de traitement afin de répondre aux besoins des producteurs.

Le secteur Services énergétiques devrait tirer avantage de l'expiration des contrats d'achat et de vente de gaz naturel. Ces contrats, qui sont arrivés à échéance le 31 octobre 2009, ont entraîné la baisse des résultats de ce secteur au cours des derniers exercices. L'expiration de ces contrats devrait accroître le bénéfice de 1,0 million de dollars en 2009, ou 5,6 millions de dollars annualisés.

Le secteur du gaz prévoit également continuer de tirer profit des projets d'investissement entrepris en 2008 visant à améliorer l'efficience des installations et le débit au complexe Harmattan, de l'exploitation de l'installation de stockage de Sarnia et de l'expansion de l'EDS, ainsi que des mesures pour accroître l'efficience à d'autres installations.

Le 8 octobre 2009, la Fiducie a clôturé l'acquisition des actions ordinaires en circulation de Utility Group qu'elle ne détenait pas encore. Utility Group assure la distribution de gaz naturel à plus de 71 000 clients en Alberta, en Nouvelle-Écosse et dans les Territoires du Nord-Ouest. Le 3 novembre 2009, AltaGas a annoncé l'acquisition de la tranche résiduelle de 75,1 % de Heritage Gas Limited qu'elle ne détenait pas encore, rehaussant ainsi les actifs de distribution de gaz naturel de la Fiducie. Ces activités sont grandement saisonnières, le gaz naturel étant surtout livré au cours de la saison de chauffage en hiver. Les ventes de gaz faites en hiver représentent généralement environ deux tiers des produits d'exploitation annuels, d'où des résultats forts aux premier et quatrième trimestres et des pertes aux deuxième et troisième trimestres. Les nouveaux actifs devraient contribuer à augmenter le bénéfice et les flux de trésorerie.

Les résultats du secteur Production d'électricité devraient diminuer en raison du prix au comptant à terme en vigueur pour l'électricité provenant de l'Alberta. Les prix moins élevés de l'électricité devraient être compensés en partie par l'ajout du parc éolien Bear Mountain, qui est entré en exploitation le 24 octobre 2009. Le secteur Production d'électricité devrait aussi tirer avantage des mesures prises en vue de réduire les coûts liés à l'environnement.

CAPITAL DE CROISSANCE

Pour la totalité de l'exercice 2009, le capital de croissance s'élève à environ 500 millions de dollars. Ce montant tient compte de dépenses consenties d'environ 300 millions de dollars à l'égard de projets de développement et en voie de construction, de même que de l'acquisition d'actifs de distribution de gaz naturel. Les 60 millions de dollars non consentis sont en majeure partie réservés à des projets de gaz naturel.

Compte tenu des projets faisant actuellement l'objet d'un examen, AltaGas prévoit que les dépenses en immobilisations de 2010 seront de quelque 225 millions de dollars, soit 70 % pour le secteur du gaz et 30 % pour les projets électriques. À ce jour, du capital de croissance d'environ 80 millions de dollars a été consenti pour 2010.

Projet de coproduction Harmattan

Le 23 avril 2009, AltaGas a soumis sa demande à l'égard du projet de coproduction Harmattan auprès de l'Alberta Energy Resources Conservation Board (ERCB). Tel qu'il est conçu, le projet devrait coûter entre 100 millions de dollars et 120 millions de dollars. Ce projet permettra de traiter 250 Mpi^3/j de gaz naturel riche en liquides et non corrosif provenant du réseau de Nova Gas Transmission Ltd. situé dans l'ouest de l'Alberta au moyen de la capacité de réserve du complexe Harmattan en vue de récupérer l'éthane et les LGN. AltaGas s'attend à une décision favorable du ERCB dans un avenir prévisible et prévoit que le projet entrera en exploitation vers la fin de 2010.

Le 6 juillet 2009, AltaGas a conclu un protocole d'entente (protocole) avec NOVA Chemicals Corporation (NOVA Chemicals). Ce protocole prévoit que les ententes définitives entre AltaGas et NOVA Chemicals seront d'une durée initiale de 20 ans, qu'AltaGas assurera la livraison de tous les produits de gaz liquides ou de gaz en coproduction selon la totalité du coût des services pour NOVA Chemicals et que toutes les dépenses en immobilisations et les charges d'exploitation liées au projet proposé seront entièrement recouvrées au moyen des tarifs exigés dans le cadre de l'exploitation normale. Le protocole est soumis aux conditions normales préalables, notamment la signature d'ententes définitives mutuellement satisfaisantes entre AltaGas et NOVA Chemicals avant le 31 décembre 2009, une décision favorable relativement à la demande liée au projet de coproduction Harmattan, qui est actuellement à l'étude par l'ERCB, et l'approbation par les conseils d'administration d'AltaGas et de NOVA Chemicals.

Projet de cogénération Harmattan

AltaGas construit actuellement une installation de cogénération alimentée au gaz de 13 MW sur le site de son complexe Harmattan, qui devrait coûter environ 22 millions de dollars. L'installation de cogénération permettra de livrer de l'électricité sur le réseau électrique albertain et d'utiliser la vapeur afin de fournir de la chaleur industrielle au complexe Harmattan. Cette installation est conçue pour être exploitée à plein régime de manière continue et sera surveillée à partir du poste de contrôle existant du complexe Harmattan. Il s'agit d'un procédé de production d'électricité très efficient qui permettra de réduire les émissions de gaz à effet de serre. Ce projet contribue aussi à la diversification du portefeuille d'actifs de production d'AltaGas, ajoutant un soutien additionnel aux EAE de Sundance B. L'installation devrait être mise en service au cours du quatrième trimestre de 2010.

Hydroélectricité

AltaGas est en voie de constituer un portefeuille de projets hydroélectriques au fil de l'eau en Colombie-Britannique, dont trois projets dans le nord-ouest de la Colombie-Britannique, soit Forrest Kerr, McLymont Creek et Volcano Creek (projets du Nord-Ouest). Ces projets ont une capacité de production combinée d'environ 277 MW et ont été soumis à BC Hydro dans le cadre de son appel d'offres en matière d'énergie propre de 2008.

En septembre 2009, le gouvernement de la Colombie-Britannique a annoncé son engagement envers la modernisation et l'augmentation de la capacité de transport d'électricité dans le nord-ouest de la Colombie-Britannique, plus particulièrement la ligne de transport d'énergie du Nord-Ouest. Le Canada a récemment annoncé un financement de 130 millions de dollars à même le Fonds pour infrastructure verte du gouvernement fédéral au soutien de la modernisation de cette ligne de transport. La modernisation de la ligne de transport d'énergie du Nord-Ouest permettra de prolonger le réseau de transport de la British Columbia Transmission Corporation (BCTC) jusqu'à un rayon de 44 km des projets du Nord-Ouest.

Après étude de l'incidence de ces projets de développement, AltaGas a décidé de retirer sa proposition relative aux projets du Nord-Ouest de l'appel d'offres en matière d'énergie propre de 2008. Depuis ce retrait, AltaGas a demandé et obtenu l'accord de la province de la Colombie-Britannique pour entamer des négociations en vue de trouver une solution mutuellement avantageuse à l'égard des projets du Nord-Ouest et de la ligne de transport d'énergie du Nord-Ouest.

MESURES FINANCIÈRES NON CONFORMES AUX PCGR

Dans le présent rapport de gestion, il est fait référence à certaines mesures financières qui n'ont aucune signification normalisée prescrite par les principes comptables généralement reconnus (PCGR) du Canada et qui peuvent ne pas être comparables à des mesures similaires présentées par d'autres entités. Les mesures financières non conformes aux PCGR et leur rapprochement aux mesures financières conformes aux PCGR sont présentées ci-après. Toutes ces mesures ont été calculées de manière conforme à l'information déjà publiée.

Dans le présent document, les renvois aux expressions produits nets, bénéfice d'exploitation, BAIIA, BAIIA avant gain latent (perte latente) sur gestion du risque, bénéfice net avant gain latent (perte latente) sur gestion du risque rajusté en fonction des impôts, bénéfice net avant impôts et liquidités provenant de l'exploitation s'entendent au sens qui leur est donné dans la présente rubrique.

Produits nets (non vérifié) (en millions de dollars)	Trois mois terminés les 30 septembre **2009**	 2008	Neuf mois terminés les 30 septembre **2009**	 2008
Produits nets	**114,7**	122,7	**341,1**	350,7
Ajouter : Coût des produits vendus	**176,7**	338,0	**590,7**	1 041,5
Produits (mesure financière conforme aux PCGR)	**291,4**	460,7	**931,8**	1 392,2

Les produits nets, qui correspondent aux produits moins le coût des marchandises achetées à des fins de vente et la freinte, sont une meilleure mesure du rendement que les produits, étant donné que les variations des prix du marché pour le gaz naturel et l'électricité se répercutent à la fois sur les produits et le coût des produits vendus.

Bénéfice d'exploitation (non vérifié) (en millions de dollars)		Trois mois terminés les 30 septembre **2009**	 2008	Neuf mois terminés les 30 septembre **2009**	 2008
Bénéfice d'exploitation		**45,4**	50,6	**135,4**	135,1
Ajouter (déduire) :	Intérêts débiteurs	**(8,8)**	(6,0)	**(22,5)**	(19,3)
	(Perte) gain de change	**(0,1)**	0,1	**0,3**	0,2
	(Charge) recouvrement d'impôts	**(1,8)**	8,8	**(4,1)**	8,0
Bénéfice net (mesure financière conforme aux PCGR)		**34,7**	53,5	**109,1**	124,0

Le bénéfice d'exploitation est une mesure de la rentabilité de la Fiducie à partir de ses principales activités avant leur mode de financement ou d'imposition. Cette mesure est utilisée par la direction pour évaluer le rendement d'exploitation des secteurs d'activité, puisqu'il s'agit d'un meilleur indicateur du rendement d'exploitation que le bénéfice net. Il est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés, et correspond aux produits nets moins les charges d'exploitation et d'administration et l'amortissement.

BAIIA (non vérifié) (en millions de dollars)		Trois mois terminés les 30 septembre **2009**	 2008	Neuf mois terminés les 30 septembre **2009**	 2008
BAIIA		**63,6**	68,0	**189,2**	185,3
Ajouter (déduire) :	Amortissement	**(18,2)**	(17,4)	**(53,8)**	(50,2)
	Intérêts débiteurs	**(8,8)**	(6,0)	**(22,5)**	(19,3)
	(Perte) gain de change	**(0,1)**	0,1	**0,3**	0,2
	(Charge) recouvrement d'impôts	**(1,8)**	8,8	**(4,1)**	8,0
Bénéfice net (mesure financière conforme aux PCGR)		**34,7**	53,5	**109,1**	124,0

Le BAIIA est une mesure de la rentabilité des activités d'exploitation de la Fiducie. Il donne une indication des résultats dégagés par les principales activités de la Fiducie avant la comptabilisation de leur financement, de l'amortissement de leurs actifs et des impôts auxquels elles sont assujetties. Il est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond aux produits nets moins les charges d'exploitation et d'administration.

BAIIA avant gain latent (perte latente) sur gestion du risque (en millions de dollars)		Trois mois terminés les 30 septembre **2009**	 2008	Neuf mois terminés les 30 septembre **2009**	 2008
BAIIA avant gain latent sur gestion du risque		**59,2**	64,3	**178,3**	183,9
Ajouter (déduire) :	Gain latent sur gestion du risque	**4,4**	3,7	**10,9**	1,4
	Amortissement	**(18,2)**	(17,4)	**(53,8)**	(50,2)
	Intérêts débiteurs	**(8,8)**	(6,0)	**(22,5)**	(19,3)
	(Perte) gain de change	**(0,1)**	0,1	**0,3**	0,2
	(Charge) recouvrement d'impôts	**(1,8)**	8,8	**(4,1)**	8,0
Bénéfice net (mesure financière conforme aux PCGR)		**34,7**	53,5	**109,1**	124,0

Le BAIIA avant gain latent sur gestion du risque est une mesure de la rentabilité d'exploitation de la Fiducie compte non tenu de l'incidence de la variation de la juste valeur des contrats de gestion du risque. Le BAIIA avant gain latent sur gestion du risque présente les résultats réalisés des principales activités de la Fiducie sans tenir compte de la façon dont les activités sont financées, de l'amortissement des actifs ou de l'imposition des résultats. AltaGas n'exerce pas d'activités de spéculation sur les prix des marchandises, mais conclut plutôt des instruments financiers pour gérer les risques et, par conséquent, évalue le rendement de la Société avant de tenir compte du gain latent découlant des activités de gestion du risque. Le BAIIA avant gain ou perte sur gestion du risque est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés, et correspond aux produits nets rajustés pour tenir compte du gain latent (de la perte latente) sur gestion du risque moins les charges d'exploitation et d'administration.

Bénéfice net avant gain latent (perte latente) sur gestion du risque rajusté en fonction des impôts	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2009**	2008	**2009**	2008
Bénéfice net avant gain latent sur gestion du risque rajusté en fonction des impôts	**31,3**	52,7	**100,5**	124,4
Ajouter (déduire) : Gain latent sur gestion du risque	**4,4**	3,7	**10,9**	1,4
Charge d'impôts sur gestion du risque	**(1,0)**	(2,9)	**(2,3)**	(1,8)
Bénéfice net (mesure financière conforme aux PCGR)	**34,7**	53,5	**109,1**	124,0

Le bénéfice net avant gain latent sur gestion du risque rajusté en fonction des impôts reflète mieux la rentabilité réelle que le bénéfice net, étant donné que les variations liées à la gestion du risque sont fondées sur les estimations non réalisées relatives aux prix des marchandises, aux taux d'intérêt et aux taux de change au fil du temps. AltaGas conclut des instruments financiers à des fins de gestion du risque, et non à titre de principale activité et, par conséquent, évalue le rendement de la Société avant de tenir compte du gain latent découlant des activités de gestion du risque. Le bénéfice net avant gain latent sur gestion du risque rajusté en fonction des impôts est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond au bénéfice net rajusté en fonction du gain latent sur gestion du risque et de la charge d'impôts connexe.

Bénéfice net avant impôts	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2009**	2008	**2009**	2008
Bénéfice net avant impôts	**36,5**	44,7	**113,2**	116,0
Ajouter (déduire) : (Charge) recouvrement d'impôts	**(1,8)**	8,8	**(4,1)**	8,0
Bénéfice net (mesure financière conforme aux PCGR)	**34,7**	53,5	**109,1**	124,0

Le bénéfice net avant impôts est une meilleure mesure du rendement, parce qu'il ne dépend pas de la façon dont ces résultats sont assujettis aux impôts, qui peuvent changer d'une année à l'autre. Le bénéfice net avant impôts est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond au bénéfice net rajusté pour tenir compte de la charge ou du recouvrement d'impôts.

Liquidités provenant de l'exploitation	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2009**	2008	**2009**	2008
Liquidités provenant de l'exploitation	**50,5**	56,2	**153,6**	163,0
Ajouter (déduire) : Variation nette du fonds de roulement hors trésorerie	**(6,8)**	(5,7)	**(12,4)**	4,9
Obligations liées à la mise hors service d'immobilisations réglées	**-**	(0,2)	**(0,1)**	(0,4)
Flux de trésorerie d'exploitation (mesure financière conforme aux PCGR)	**43,7**	50,3	**141,1**	167,5

La direction et les investisseurs utilisent les liquidités provenant de l'exploitation dans leur analyse du rendement financier, sans tenir compte de la variation du fonds de roulement hors trésorerie au cours de la période. Les liquidités provenant de l'exploitation, telles qu'elles sont présentées, ne doivent pas être considérées comme interchangeables avec les flux de trésorerie d'exploitation ou avec toute autre mesure des flux de trésorerie définie selon les PCGR. Elles sont calculées d'après les données des états des flux de trésorerie consolidés et correspondent aux flux de trésorerie d'exploitation avant de tenir compte de la variation du fonds de roulement hors trésorerie et des dépenses engagées pour régler les obligations liées à la mise hors service d'immobilisations.

RÉSULTATS D'EXPLOITATION PAR SECTEUR D'ACTIVITÉ

Bénéfice d'exploitation	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2009**	2008	**2009**	2008
Gaz	**25,3**	26,0	**78,3**	78,6
Électricité	**21,4**	30,1	**65,1**	85,4
Siège social	**(1,2)**	(5,5)	**(8,0)**	(28,9)
	45,5	50,6	**135,4**	135,1

SECTEUR DU GAZ

Description des immobilisations liées au secteur Extraction et transport

Le secteur Extraction et transport comprend des participations dans six usines d'extraction d'éthane et de LGN, cinq gazoducs de transport de gaz naturel et trois gazoducs de transport de LGN.

Résultats financiers	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2009**	2008	**2009**	2008
Produits	**84,2**	111,8	**259,8**	332,0
Produits nets	**45,4**	43,8	**132,4**	133,5
Charges d'exploitation et d'administration	**14,0**	18,4	**43,0**	51,4
Dotation aux amortissements	**7,7**	7,4	**22,4**	20,5
Bénéfice d'exploitation	**23,7**	18,0	**67,0**	61,6

Statistiques d'exploitation	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
	2009	2008	**2009**	2008[4]
Capacité d'amenée de gaz traité (Mpi^3/j)[1]	**839**	781	**840**	803
Volumes d'extraction d'éthane (b/j)[1]	**25 088**	23 543	**26 782**	25 012
Volumes d'extraction de LGN (b/j)[1]	**13 134**	12 048	**13 352**	12 460
Total des volumes d'extraction (b/j)[1]	**38 222**	35 591	**40 134**	37 472
Différentiels de fractionnement de LGN – réalisés ($/b)[1, 2]	**20,55**	26,02	**22,64**	26,55
Différentiels de fractionnement de LGN – prix au comptant moyen ($/b)[1]	**19,74**	36,92	**17,10**	31,75
Volumes transportés (Mpi^3/j)[1, 3]	**332**	381	**342**	383

[1] *Moyenne de la période.*

[2] *AltaGas fait état d'un différentiel de fractionnement de LGN indicatif ou marge de LGN, exprimé en dollars par baril de LGN, fondé sur les montants déclarés par Edmonton pour le propane, le butane et les condensats, et sur le prix quotidien du gaz naturel selon l'AECO.*

[3] *Exclut les volumes du gazoduc de LGN.*

[4] *Exclut les volumes des actifs de Taylor des neuf premiers jours de 2008, compte tenu du moment choisi pour comptabiliser l'acquisition de Taylor.*

Analyse des variations du secteur Extraction et transport

Trois mois terminés les 30 septembre

Le bénéfice d'exploitation pour le troisième trimestre de 2009 s'est élevé à 23,7 millions de dollars, contre 18,0 millions de dollars pour la période correspondante de 2008. L'augmentation a découlé de volumes de LGN plus importants, de la hausse des volumes traités en raison du programme de dépenses en immobilisations de 2008 du complexe Harmattan, de l'augmentation des produits découlant de l'expansion de l'EDS, de la contrepassation non récurrente de produits constatés d'avance liés au gazoduc de Suffield et du règlement de la demande d'indemnisation liée à l'incendie du réchauffeur de combustible liquide du complexe Harmattan à l'exercice précédent. Ces hausses ont été en partie

contrebalancées par la baisse des différentiels de fractionnement de LGN et du recul des produits tirés de la rémunération au service.

La moyenne des volumes d'éthane et de LGN du secteur de l'extraction s'est accrue respectivement de 1 545 b/j et 1 086 b/j au troisième trimestre de 2009 par rapport à la période correspondante de 2008 en raison de l'achèvement de projets qui ont produit environ 25 Mpi^3/j de gaz naturel supplémentaire au complexe Harmattan. Les volumes du troisième trimestre de 2009 ont aussi été plus importants qu'à l'exercice précédent du fait de la hausse du débit aux installations d'extraction d'éthane Younger et Joffre. Les volumes de gaz naturel transportés par le secteur du transport au cours du troisième trimestre de 2009 ont reculé par rapport au trimestre correspondant de 2008 en raison de volumes moins importants ayant transité par le réseau de Suffield. Toutefois, le débit des gazoducs dans le cadre des activités de transport a peu d'incidence sur les résultats financiers en raison des ententes contractuelles fondées sur le coût du service et des contrats d'achat ferme en vigueur.

Les produits nets pour le troisième trimestre de 2009 se sont établis à 45,4 millions de dollars comparativement à 43,8 millions de dollars pour le trimestre correspondant de 2008. Les produits nets ont augmenté de 3,3 millions de dollars en raison d'un rajustement aux produits tirés du transport constatés d'avance déjà comptabilisés, de 2,0 millions de dollars du fait de la hausse des différentiels de fractionnement des volumes de LGN exposés, de 1,4 million de dollars en raison de la hausse des volumes traités et de 0,6 million de dollars du fait de l'expansion de l'EDS et de l'augmentation des coûts de transport. Cette augmentation a été en partie contrebalancée par un montant de 3,5 millions de dollars découlant de différentiels de fractionnement de LGN réalisés moins élevés, un montant de 1,4 million de dollars résultant de la baisse des produits tirés de la rémunération au service et un montant de 0,8 million de dollars lié à la réduction des recouvrements des charges d'exploitation. Les résultats du troisième trimestre de 2009 ont bénéficié de l'absence d'arrêt lié à l'entretien, contrairement à l'exercice précédent, ce qui a aussi atténué l'incidence de l'incendie du réchauffeur de combustible liquide du complexe Harmattan.

Les charges d'exploitation et d'administration pour le troisième trimestre de 2009 se sont élevées à 14,0 millions de dollars, contre 18,4 millions de dollars pour le trimestre correspondant de 2008. Les résultats du trimestre ont bénéficié de l'absence d'arrêt lié à l'entretien, de la baisse des prix de l'électricité et du combustible et du règlement de la demande d'indemnisation de l'exercice précédent liée à l'incendie du réchauffeur de combustible liquide du complexe Harmattan.

Pour le troisième trimestre de 2009, la dotation aux amortissements s'est élevée à 7,7 millions de dollars contre 7,4 millions de dollars pour le trimestre correspondant de 2008. L'accroissement est en grande partie attribuable aux projets d'immobilisations mis en exploitation au cours du deuxième semestre de 2008.

Neuf mois terminés le 30 septembre

Pour les neuf premiers mois de 2009, le bénéfice d'exploitation du secteur Extraction et traitement s'est établi à 67,0 millions de dollars en regard de 61,6 millions de dollars pour la période correspondante de 2008. L'augmentation a découlé de charges d'exploitation moins élevées et de la hausse des volumes en raison de l'absence d'arrêt lié à l'entretien en 2009, de l'augmentation des volumes traités par suite du programme d'immobilisations de 2008 au complexe Harmattan, de la progression des produits découlant de l'expansion de l'EDS, du rajustement apporté aux produits constatés d'avance tirés du transport liés au gazoduc de Suffield et du règlement de la demande d'indemnisation liée à l'incendie du réchauffeur de combustible liquide du complexe Harmattan en 2008. Cette augmentation a été en partie contrebalancée par la baisse des différentiels de fractionnement de LGN réalisés, le recul des produits tirés de la rémunération au service et de la hausse de l'amortissement du fait de l'augmentation du capital investi.

Les volumes moyens d'éthane et de LGN du secteur de l'extraction se sont accrus respectivement de 1 770 b/j et 892 b/j pour les neuf premiers mois de 2009 par rapport à la période correspondante de 2008, en raison de l'achèvement de projets qui ont produit environ 25 Mpi^3/j de gaz naturel supplémentaire au complexe Harmattan, ainsi que de l'amélioration des volumes traités au complexe Harmattan et à l'usine d'extraction de Younger en raison des arrêts liés à l'entretien de l'exercice précédent. Ces augmentations ont été en partie neutralisées par la compression intermittente de

la capacité d'amenée du gaz naturel des autres usines d'extraction pour contrer la baisse des différentiels de fractionnement au début de 2009. Les volumes de gaz naturel transportés par le secteur du transport au cours des neuf premiers mois de 2009 ont reculé par rapport à la période correspondante de 2008 en raison de volumes moins importants ayant transité par le réseau de Suffield. Toutefois, dans le cadre des activités de transport, le débit des gazoducs a peu d'incidence sur les résultats financiers en raison des ententes contractuelles fondées sur le coût du service et des contrats d'achat ferme en vigueur.

Les produits nets des neuf premiers mois de 2009 ont atteint 132,4 millions de dollars, comparativement à 133,5 millions de dollars pour la période correspondante de 2008. Les produits nets ont diminué de 10,9 millions de dollars en raison de la baisse des différentiels de fractionnement de LGN réalisés, d'un montant de 3,3 millions de dollars imputable à la baisse des recouvrements des charges d'exploitation et d'un montant de 2,4 millions de dollars imputable à la baisse des produits tirés de la rémunération au service. Cette diminution a été en partie contrebalancée par un montant de 4,4 millions de dollars découlant d'un rajustement aux produits liés au transport constatés d'avance déjà comptabilisés et de volumes contractuels plus importants au gazoduc de Suffield, un montant de 4,1 millions de dollars découlant de la hausse des différentiels de fractionnement des volumes exposés de LGN, un montant de 4,4 millions de dollars résultant de la hausse des volumes d'extraction et un montant de 1,0 million de dollars lié à l'expansion de l'EDS et à la hausse des produits tirés de la rémunération fondée sur le coût du service. Les neuf premiers mois de 2009 ont bénéficié de l'absence d'arrêt lié à l'entretien, du programme d'immobilisations de 2008 et de l'incidence de l'incendie du réchauffeur de combustible liquide du complexe Harmattan en 2008.

Les charges d'exploitation et d'administration pour les neuf premiers mois de 2009 ont été de 43,0 millions de dollars, en regard de 51,4 millions de dollars pour la période correspondante de 2008. La diminution est principalement imputable à l'absence d'arrêt lié à l'entretien en 2009. La baisse a aussi découlé du recul des prix de l'électricité et du combustible et du règlement de la demande d'indemnisation liée au complexe Harmattan. Cette baisse a été en partie contrebalancée par la hausse des charges d'administration.

Pour les neuf premiers mois de 2009, la dotation aux amortissements a atteint 22,4 millions de dollars, comparativement à 20,5 millions de dollars pour la période correspondante de 2008. L'accroissement est dans une large mesure attribuable aux projets d'immobilisations mis en exploitation au cours du deuxième semestre de 2008.

Description des immobilisations liées au secteur Collecte et traitement sur place

Le secteur Collecte et traitement sur place collecte et traite le gaz naturel provenant des puits détenus par des producteurs de l'Ouest canadien et assure la livraison de gaz de qualité propre à la vente à des réseaux de gazoducs en aval qui alimentent les marchés des sociétés de gaz naturel en Amérique du Nord. AltaGas exploite des usines en Alberta, en Saskatchewan et en Colombie-Britannique qui ont une capacité de traitement combinée d'environ 1,2 Gpi^3/j.

Résultats financiers	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2009**	2008	**2009**	2008
Produits	**33,0**	41,3	**102,8**	119,3
Produits nets	**30,8**	38,1	**96,8**	110,3
Charges d'exploitation et d'administration	**23,5**	23,9	**70,3**	72,1
Dotation aux amortissements	**7,2**	7,0	**21,8**	20,9
Bénéfice d'exploitation	**0,1**	7,2	**4,7**	17,3

Statistiques d'exploitation	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
	2009	2008	**2009**	2008[3]
Capacité (Mpi^3/j)[1]	**1 172**	1 178	**1 172**	1 178
Débit (Mpi^3/j bruts)[2]	**433**	545	**463**	547
Utilisation de la capacité (%)[2]	**37**	46	**40**	46
Participation directe moyenne (%)[1]	**95**	90	**94**	90

[1] *À la fin de la période considérée.*

[2] *Moyenne de la période.*

[3] *Exclut les volumes des neuf premiers jours de 2008, compte tenu du moment choisi pour comptabiliser l'acquisition de Taylor.*

Analyse des variations du secteur Collecte et traitement sur place

Trois mois terminés les 30 septembre

Pour le troisième trimestre de 2009, le bénéfice d'exploitation s'est établi à 0,1 million de dollars comparativement à 7,2 millions de dollars pour le trimestre correspondant de 2008. Le bénéfice d'exploitation du trimestre a été touché par des coûts découlant des arrêts liés à l'entretien d'une installation de 0,8 million de dollars. Le bénéfice d'exploitation a aussi reculé en raison de volumes traités moins importants du fait de la baisse des activités des producteurs, de l'arrêt de la production de gaz par la clientèle en raison de la faiblesse du prix du gaz naturel et de produits d'exploitation moins importants reçus à l'égard de produits et de services publics.

La capacité a légèrement régressé en raison des changements apportés aux licences relatives aux installations actuelles du secteur Collecte et traitement sur place de la Fiducie. L'utilisation constatée au troisième trimestre de 2009 a été de 37 %, par rapport à 46 % au troisième trimestre de 2008, surtout en raison du ralentissement du débit de la plupart des installations.

Au troisième trimestre de 2009, le débit a atteint en moyenne 433 Mpi^3/j comparativement à 545 Mpi^3/j au troisième trimestre de 2008. Environ la moitié de la diminution a découlé de baisses naturelles, une tranche d'un quart a résulté de l'arrêt de la production de gaz naturel par les producteurs en raison de prix des marchandises peu élevés, et le reste de la diminution a découlé d'interruptions prévues et imprévues.

Au troisième trimestre de 2009, les produits nets du secteur Collecte et traitement sur place se sont établis à 30,8 millions de dollars comparativement à 38,1 millions de dollars pour la période correspondante de 2008. Les produits nets ont reculé de 5,1 millions de dollars sous l'effet de la baisse des volumes traités et du repli des autres revenus de 1,2 million de dollars en raison de tarifs moins élevés et de 1,0 million de dollars par suite de la baisse des recouvrements des charges d'exploitation.

Les charges d'exploitation et d'administration pour le troisième trimestre de 2009 se sont élevées à 23,5 millions de dollars, contre 23,9 millions de dollars pour le trimestre correspondant de 2008. Cette baisse est principalement attribuable au recul de l'ensemble des charges, en partie contrebalancé par un arrêt lié à l'entretien de l'installation Bantry de 0,8 million de dollars, entretien qui a été achevé au troisième trimestre de 2009.

Pour le troisième trimestre de 2009, la dotation aux amortissements s'est établie à 7,2 millions de dollars, soit relativement inchangée par rapport à 7,0 millions de dollars pour la période correspondante de 2008.

Neuf mois terminés les 30 septembre

Le bénéfice d'exploitation s'est établi à 4,7 millions de dollars pour les neuf premiers mois de 2009, contre 17,3 millions de dollars à la période correspondante de 2008. Le bénéfice d'exploitation a reculé surtout en raison de la baisse des volumes traités et des produits d'exploitation moins importants tirés des produits et services publics, en partie

contrebalancés par la hausse des tarifs facturés pour le traitement et la baisse des charges d'exploitation en raison de l'arrêt lié à l'entretien de l'installation de Rainbow Lake en 2008.

La capacité a légèrement régressé en raison des changements apportés aux licences relatives aux installations actuelles du secteur Collecte et traitement sur place de la Fiducie. L'utilisation constatée pour les neuf premiers mois de 2009 a été de 40 %, par rapport à 46 % pour la période correspondante de 2008, surtout en raison du ralentissement du débit de la plupart des installations. De nombreux clients d'AltaGas ont réagi à la faiblesse du prix du gaz naturel en interrompant temporairement la production dans certaines installations au cours des mois d'été.

Au cours des neuf premiers mois de 2009, le débit a atteint en moyenne 463 Mpi^3/j, comparativement à 547 Mpi^3/j pour la période correspondante de 2008. Une tranche d'environ 60 % de la diminution a découlé de baisses naturelles, et le reste est divisé également entre l'interruption de la production de gaz naturel par les producteurs en raison de prix des marchandises peu élevés et d'interruptions prévues et imprévues.

Les produits nets du secteur Collecte et traitement sur place se sont établis à 96,8 millions de dollars pour les neuf premiers mois de 2009 comparativement à 110,3 millions de dollars pour la période correspondante de 2008. Les produits nets ont reculé d'environ 8,6 millions de dollars sous l'effet de la baisse des volumes traités, de 3,1 millions de dollars en raison des autres revenus et de 2,6 millions de dollars par suite de la baisse des recouvrements des charges d'exploitation, en partie compensés par des tarifs plus élevés de 0,8 million de dollars facturés pour le traitement.

Les charges d'exploitation et d'administration pour les neuf premiers mois de 2009 ont été de 70,3 millions de dollars, en regard de 72,1 millions de dollars pour la période correspondante de 2008. Cette baisse découle essentiellement des charges d'exploitation moins élevées du fait d'un important arrêt lié à l'entretien pendant les neuf premiers mois de 2008 qui a coûté 3,7 millions de dollars. Cette baisse a été en partie contrebalancée par un montant de 0,8 million de dollars relatif à l'arrêt lié à l'entretien de Bantry au troisième trimestre de 2009, la hausse des charges liées au personnel et la montée des charges d'exploitation et d'administration.

La dotation aux amortissements du secteur Collecte et traitement sur place s'est établie à 21,8 millions de dollars pour les neuf premiers mois de 2009, en regard de 20,9 millions de dollars pour la période correspondante de 2008.

Description du secteur Services énergétiques

Le secteur Services énergétiques consiste en deux secteurs d'activité principaux : les activités de gestion énergétique, qui offrent des services de consultation et de gestion de l'offre, et montent des contrats de gaz naturel et d'électricité pour des utilisateurs finaux non résidentiels, et le secteur du gaz, qui consiste en l'achat et la revente, et le transport et le stockage de gaz naturel. Le secteur Services énergétiques comprend aussi la participation de 50 % d'AltaGas dans Sarnia Airport Storage Pool Limited Partnership (installation de stockage de Sarnia), qui possède une capacité de stockage de 5,3 Gpi^3 de gaz. Le 25 juin 2009, cette installation de stockage était en grande partie achevée et a commencé à recevoir des injections de gaz naturel. Le projet a été réalisé selon l'échéancier et en deçà du budget.

Résultats financiers	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2009**	2008	**2009**	2008
Produits	**128,8**	263,9	**447,4**	824,9
Produits nets	**5,2**	4,4	**17,4**	10,8
Charges d'exploitation et d'administration	**3,1**	3,0	**9,3**	9,5
Dotation aux amortissements	**0,6**	0,6	**1,5**	1,6
Bénéfice (perte) d'exploitation	**1,5**	0,8	**6,6**	(0,3)

Statistiques d'exploitation	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
	2009	2008	**2009**	2008
Contrats de services de gestion énergétique[1]	**1 747**	1 572	**1 747**	1 572
Volumes de gaz moyens négociés (GJ/j)[2]	**329 192**	298 608	**346 823**	306 922

[1] *Contrats de services de gestion énergétique en vigueur à la fin de la période considérée.*

[2] *Moyenne de la période. Comprend les volumes directement mis en marché, les volumes négociés au nom d'autres secteurs d'exploitation et les volumes vendus dans des opérations d'échange de gaz.*

Analyse des variations du secteur Services énergétiques

Trois mois terminés les 30 septembre

Pour le troisième trimestre de 2009, le bénéfice d'exploitation s'est établi à 1,5 million de dollars comparativement à 0,8 million de dollars pour le trimestre correspondant de 2008. L'amélioration de 1,8 million de dollars du bénéfice d'exploitation découle de la réduction du passif lié aux opérations sur le gaz naturel et d'un montant de 1,0 million de dollars lié à l'installation de stockage de Sarnia. Ces hausses ont été en partie contrebalancées par un montant de 2,1 millions de dollars lié à la baisse des ventes de gaz naturel et de transport à tarif fixe.

Les produits nets pour le troisième trimestre de 2009 se sont établis à 5,2 millions de dollars comparativement à 4,4 millions de dollars pour la période correspondante de 2008. Le bénéfice net a progressé de 1,8 million de dollars du fait d'une réduction du passif lié aux transactions sur le gaz naturel et d'un montant de 1,3 million de dollars provenant de l'installation de stockage de Sarnia. Ces augmentations ont été en partie contrebalancées par la baisse des ventes de gaz naturel et de transport à tarif fixe de 2,3 millions de dollars.

Neuf mois terminés les 30 septembre

Le bénéfice d'exploitation du secteur Services énergétiques s'est établi à 6,6 millions de dollars pour les neuf premiers mois de 2009 comparativement à une perte d'exploitation de 0,3 million de dollars pour la période correspondante de 2008. Le bénéfice d'exploitation a augmenté d'environ 9,2 millions de dollars par suite de la réduction du passif lié aux opérations sur le gaz naturel et de 1,0 million de dollars en raison de l'installation de stockage de Sarnia. Cette augmentation a été en partie contrebalancée par la baisse de 2,5 millions de dollars des ventes de gaz naturel et de transport à tarif fixe et par une perte non récurrente de 0,8 million de dollars sur les contrats de gestion du risque.

Les produits nets des neuf premiers mois de 2009 ont atteint 17,4 millions de dollars, comparativement à 10,8 millions de dollars pour la période correspondante de 2008. Cette progression des produits nets est attribuable au rajustement d'un passif de 9,2 millions de dollars et à la contribution de 1,3 million de dollars de l'installation de stockage de Sarnia, neutralisés en partie par des ventes de gaz naturel et de transport à tarif fixe moins élevées de 3,1 millions de dollars et par une perte non récurrente de 0,8 million de dollars sur les contrats de gestion du risque.

Perspectives du secteur du gaz

À l'exercice 2009, le secteur du gaz devrait présenter des résultats semblables à ceux de 2008. Pour le reste de 2009, environ deux tiers des volumes exposés aux différentiels de fractionnement de LGN ont fait l'objet d'une couverture à un prix approximatif de 25 $/b. Selon l'analyse de la direction des prix historiques des LGN ainsi que des prix des marchandises du secteur publiés, les prévisions actuelles pour le reste de 2009 indiquent des prix au comptant se situant entre 18 $/b et 20 $/b. Compte tenu du programme de couverture des différentiels de fractionnement de LGN, AltaGas prévoit réaliser des différentiels de fractionnement de LGN d'environ 23 $/b au quatrième trimestre de 2009. Pour 2010, environ 30 % des volumes exposés aux différentiels de fractionnement de LGN ont fait l'objet d'une couverture à un prix approximatif de 21 $/b. La baisse des différentiels de fractionnement de LGN au comptant par rapport aux sommets historiques de 2008 et le ralentissement des activités des producteurs devraient être contrebalancés par la contribution de nombreuses dépenses en immobilisations. Ces dépenses comprennent des projets au complexe Harmattan, l'expansion de l'EDS, l'installation de stockage de Sarnia et d'autres occasions de

regrouper des installations et d'augmenter le débit dans les emplacements affichant des activités de forage plus intenses.

Le resserrement du crédit par les institutions prêteuses, la rareté des capitaux propres ainsi que la faiblesse des prix du gaz naturel ont eu une incidence négative sur le secteur du gaz naturel. Par conséquent, de nombreux producteurs ont réduit leurs activités de forage et de mise en valeur dans l'ensemble de l'Ouest canadien, et les installations du secteur Collecte et traitement sur place en subissent directement le contrecoup. Au cours des trois premiers trimestres de 2009, la complétion de 4 368 puits de gaz naturel a eu lieu dans l'Ouest canadien, en comparaison de 7 364 puits pour la période correspondante de 2008. La faiblesse des prix du gaz naturel s'est aussi traduite par l'inutilisation de plus de 30 Mpi^3/j de gaz naturel par les producteurs dans les installations du secteur Collecte et traitement sur place d'AltaGas au cours du troisième trimestre. Lorsque les prix ont commencé à se raffermir, une partie de la production auparavant inutilisée a été livrée aux installations. En outre, au cours du troisième trimestre de 2009, les marchés des titres d'emprunt et de capitaux propres ont montré des signes d'amélioration, ce qui devrait encourager les activités de forage au cours de l'hiver à venir et en 2010. Bien que cette situation constitue un défi à court terme pour le secteur Collecte et traitement sur place, la direction croit que ce secteur est bien positionné pour accroître le débit lorsque la conjoncture s'améliorera.

AltaGas travaille de près avec ses clients afin de trouver des moyens d'optimiser la capacité de traitement du gaz en vue de réduire les coûts pour ses clients et de rationaliser la capacité de traitement dans ses régions d'exploitation. La Fiducie continue de réaliser, avec les producteurs, des devis techniques et des études de faisabilité pour l'agrandissement des usines là où il est jugé économique de le faire.

AltaGas est également bien positionnée pour profiter des nouveaux projets de mise en valeur de gaz naturel dans le nord-est de la Colombie-Britannique et dans le nord-ouest de l'Alberta. AltaGas s'efforce, en compagnie des producteurs, de mettre en valeur de nouvelles zones gazéifères, comme les gisements de Montney et de Doig, comme l'indique le projet d'agrandissement de l'usine de Pouce Coupe d'AltaGas, en attente d'une approbation réglementaire.

Le secteur du gaz devrait profiter du site de stockage situé dans la ville de Dawn, dans l'Est canadien, dont l'accès a été obtenu par voie de contrats en vigueur depuis mai 2009, qui est lié à l'installation de stockage de Sarnia. Ce projet devrait accroître le bénéfice d'exploitation d'environ 2,4 millions de dollars en 2009 et de 3,6 millions de dollars annualisés. De plus, un ancien contrat de commercialisation du gaz détenu par le secteur Services énergétiques viendra à échéance en octobre 2009, ce contrat ayant entraîné une perte pour le secteur au cours des derniers exercices. L'incidence devrait se traduire par une augmentation du bénéfice de 1,0 million de dollars pour le reste de 2009, ou 5,6 millions de dollars annualisés.

L'acquisition d'actifs de distribution de gaz naturel au cours du quatrième trimestre de 2009 devrait commencer immédiatement à contribuer aux résultats. La Fiducie prévoit une croissance de ses activités de distribution de gaz naturel malgré la faiblesse de la conjoncture économique, y compris une croissance de la clientèle et une forte hausse de la tarification. La Fiducie reste à l'affût de possibilités de croissance diverses pour ce secteur au moyen d'augmentations de la tarification et d'acquisitions.

SECTEUR PRODUCTION D'ÉLECTRICITÉ

Description des immobilisations du secteur Production d'électricité

Le secteur Production d'électricité comprend 392 MW de la capacité de production d'électricité totale de l'Alberta par l'intermédiaire de sa participation de 50 % dans les EAE de Sundance B et d'un contrat de location-acquisition visant 25 MW de capacité de pointe provenant de centrales électriques alimentées au gaz. En outre, des centrales à charge de pointe alimentées au gaz ont été installées en fonction d'une capacité totale de 14 MW. Le secteur comprend aussi une participation de 25 % dans une centrale hydroélectrique au fil de l'eau de 7 MW en Colombie-Britannique, un parc éolien de 102 MW en Colombie-Britannique qui est entré en exploitation commerciale le 24 octobre 2009 et environ 1 900 MW de possibilités de production énergétique en développement.

Résultats financiers	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2009**	2008	**2009**	2008
Produits	**47,9**	55,6	**140,2**	165,3
Produits nets	**24,8**	32,8	**75,7**	93,1
Charges d'exploitation et d'administration	**1,4**	1,0	**4,4**	2,2
Dotation aux amortissements	**2,0**	1,7	**6,2**	5,5
Bénéfice d'exploitation	**21,4**	30,1	**65,1**	85,4

Statistiques d'exploitation	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
	2009	2008	**2009**	2008
Volume d'électricité vendue (GWh)	**683**	651	**2 019**	1 958
Prix moyen réalisé à la vente d'électricité ($/MWh)[1]	**70,22**	83,10	**69,45**	83,57
Prix au comptant moyen de l'Alberta Power Pool ($/MWh)[1]	**49,75**	80,36	**48,35**	88,21

[1] *Moyenne de la période.*

Analyse des variations du secteur Production d'électricité

Trois mois terminés les 30 septembre

Pour le troisième trimestre de 2009, le bénéfice d'exploitation s'est établi à 21,4 millions de dollars comparativement à 30,1 millions de dollars pour le trimestre correspondant de 2008. Le bénéfice d'exploitation a reculé en raison de coûts plus élevés liés aux EAE, de la baisse des produits de la vente d'électricité aux prix au comptant et d'un gain, en 2008, à la vente d'actifs. Cette baisse a été en partie compensée par le recul des coûts de transport et de conformité environnementale.

Les produits nets pour le troisième trimestre se sont établis à 24,8 millions de dollars comparativement à 32,8 millions de dollars pour la période correspondante de 2008. Les produits nets ont fléchi en raison de la faiblesse des prix de l'électricité au comptant qui se sont établis, en moyenne, à 49,75 $/MWh, par rapport au prix moyen de 80,36 $/MWh enregistré au troisième trimestre de 2008. La baisse des prix de l'électricité au comptant s'est traduite par des produits moins importants de 2,1 millions de dollars. Par suite d'une panne imprévue à l'installation de Sundance B en juillet 2009, la Fiducie a acheté de l'électricité afin de maintenir les volumes au même niveau que ceux de sa position de couverture financière, de sorte que des volumes d'électricité plus élevés ont été vendus aux prix au comptant. Les produits nets ont aussi reculé en raison de la hausse des coûts liés aux EAE et d'un gain de 1,4 million de dollars sur la vente d'un projet électrique en développement en 2008. Cette baisse a été en partie contrebalancée par le recul des coûts du transport de 1,9 million de dollars, et la diminution des coûts de conformité environnementale de 0,5 million de dollars.

Les charges d'exploitation et d'administration se sont élevées à 1,4 million de dollars au troisième trimestre de 2009, en regard de 1,0 million de dollars pour la période correspondante de 2008. L'augmentation représente les charges d'administration engagées dans le cadre de la mise en valeur de projets d'énergie renouvelable et de la hausse des coûts d'exploitation relative aux nouvelles centrales à charge de pointe alimentées au gaz mises en service à la fin de 2008.

La dotation aux amortissements de 2,0 millions de dollars du troisième trimestre de 2009 était pratiquement inchangée par rapport au montant de 1,7 million de dollars comptabilisé à la période correspondante de 2008. L'augmentation résulte de la mise en service des centrales à charge de pointe alimentées au gaz qui sont entrées en exploitation commerciale à la fin de 2008.

Neuf mois terminés les 30 septembre

Pour les neuf premiers mois de 2009, le bénéfice d'exploitation du secteur Production d'électricité s'est établi à 65,1 millions de dollars en regard de 85,4 millions de dollars pour la période correspondante de 2008. La diminution du bénéfice d'exploitation est surtout attribuable à la baisse des produits provenant des ventes d'électricité aux prix au

comptant, à un gain à la vente d'actifs en 2008 et au recul des contributions des centrales à charge de pointe alimentées au gaz; ces facteurs ont été en partie neutralisés par la solidité des prix couverts, la faiblesse des coûts de transport et le recul des coûts de conformité environnementale. La baisse a aussi été contrebalancée par le recul des coûts liés aux EAE en raison d'un prix moyen de l'électricité sur 30 jours plus favorable pendant les pannes de juin et de juillet 2009.

Les produits nets des neuf premiers mois de 2009 ont atteint 75,7 millions de dollars, comparativement à 93,1 millions de dollars pour la période correspondante de 2008. Les produits nets ont diminué de 10,3 millions de dollars en raison du recul du prix de l'électricité au comptant, qui s'est établi en moyenne à 48,35 $/MWh pour les neuf premiers mois de 2009 contre 88,21 $/MWh pour la période correspondante de l'exercice précédent. Les produits nets ont connu une baisse de 10,3 millions de dollars attribuable à l'augmentation des volumes de l'électricité vendue aux prix au comptant en raison essentiellement des facteurs précités. Les produits nets ont aussi reculé en raison d'un gain de 1,4 million de dollars, en 2008, sur la vente d'un projet électrique en développement. Les centrales à charge de pointe ont enregistré une baisse des produits nets de 0,6 million de dollars. Ces baisses ont été en partie contrebalancées par le recul des coûts du transport de 5,3 millions de dollars, la diminution des coûts de conformité environnementale de 2,3 millions de dollars et le recul des coûts liés aux EAE de 0,4 million de dollars en raison d'un prix moyen de l'électricité sur 30 jours plus favorable pendant les pannes de juin et de juillet 2009.

Les charges d'exploitation et d'administration se sont élevées à 4,4 millions de dollars pour les neuf premiers mois de 2009, en regard de 2,2 millions de dollars pour la période correspondante de 2008. L'augmentation représente les coûts engagés dans le cadre de la mise en valeur de projets d'énergie renouvelable et la hausse des coûts relative aux nouvelles centrales à charge de pointe alimentées au gaz mises en service à la fin de 2008.

La dotation aux amortissements s'est élevée à 6,2 millions de dollars pour les neuf premiers mois de 2009, en regard de 5,5 millions de dollars pour la période correspondante de 2008. L'augmentation résulte de la mise en service, à la fin de 2008, des nouvelles centrales à charge de pointe alimentées au gaz.

Perspectives du secteur Production d'électricité

En 2009, près des deux tiers de l'électricité livrée à l'Alberta Power Pool par l'entremise de la participation d'AltaGas dans les EAE de la centrale de Sundance B sont couverts à 76 $/MWh, tout comme les prix couverts en 2008. Le marché à terme pour les prix de l'électricité de l'Alberta, publiés dans des rapports quotidiens de courtiers, prévoit que les prix se situeront dans une fourchette allant de 55 $ à 60 $ pour le reste de 2009. Cette prévision devrait entraîner une diminution des bénéfices sur les volumes non couverts. En se fondant sur le marché à terme et les couvertures actuelles, AltaGas prévoit réaliser un prix de l'électricité moyen d'environ 70 $/MWh en 2009. De plus, on s'attend à ce que le secteur Production d'électricité engage des charges d'exploitation et d'administration plus importantes à mesure que progresseront les travaux liés au développement de son portefeuille de projets renouvelables. AltaGas est en voie d'atteindre son objectif visant à couvrir deux tiers de la production pour 2010 et prévoit réaliser un prix couvert moyen en Alberta d'environ 70 $/MWh en 2010.

L'incidence de la baisse des prix au comptant devrait être compensée en partie par la capacité de pointe accrue installée vers la fin de 2008 et par la mise en service du parc éolien de Bear Mountain en octobre 2009.

AltaGas a mis sur pied un programme de gestion des coûts de conformité environnementale grâce à l'achat et à la vente de crédits d'émission et par l'application de crédits produits par d'autres secteurs. D'après la quantité d'électricité normalisée produite, AltaGas prévoit économiser environ 15 % en coûts de conformité environnementale sur une base annuelle.

L'exploitation commerciale du parc éolien Bear Mountain a été lancée le 24 octobre 2009. Le projet a été achevé selon le budget et en avance sur l'échéancier. Grâce au processus de mise en service et à la date anticipée d'exploitation commerciale, le parc éolien fonctionne comme prévu selon les prévisions en matière de vitesse des vents et de rendement des turbines.

SIÈGE SOCIAL

Description des immobilisations du secteur Siège social

Le secteur Siège social comprend les coûts liés à la prestation de services généraux ainsi que les frais généraux indirects de l'entreprise, les placements dans des entités ouvertes et fermées, et l'incidence des variations de la valeur sur les actifs et les passifs de gestion du risque. La direction prend des décisions liées à l'exploitation et évalue le rendement de ses secteurs d'exploitation en fonction des résultats atteints et à l'aide de mesures financières clés comme le rendement des capitaux propres et le rendement du capital investi, compte non tenu de l'incidence de la volatilité des prix des marchandises, des taux d'intérêt et des taux de change. La direction évalue l'incidence de la comptabilisation fondée sur l'évaluation à la valeur de marché sur l'entité consolidée, puisque le risque est géré à l'échelle des portefeuilles. Par conséquent, l'incidence de la comptabilisation fondée sur l'évaluation à la valeur de marché sur le bénéfice net est présentée et évaluée dans le secteur Siège social.

Résultats financiers	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2009**	2008	**2009**	2008
Produits	**5,1**	(0,1)	**11,1**	1,4
Gain latent sur gestion du risque	**4,4**	3,7	**10,9**	1,4
Produits nets	**9,5**	3,6	**22,0**	2,8
Charges d'exploitation et d'administration	**10,1**	8,3	**28,1**	29,8
Dotation aux amortissements	**0,7**	0,7	**1,9**	1,7
Perte d'exploitation	**(1,3)**	(5,4)	**(8,0)**	(28,7)
Perte d'exploitation avant gains latents sur gestion du risque	**(5,7)**	(9,1)	**(18,9)**	(30,1)

Analyse des variations du secteur Siège social

Trois mois terminés les 30 septembre

La perte d'exploitation du troisième trimestre de 2009 a atteint 1,3 million de dollars, en regard de 5,4 millions de dollars pour la période correspondante de 2008. La diminution de la perte a été entraînée par des gains réalisés et latents sur des placements comptabilisés à la valeur de marché, des distributions reçues sur les placements et des gains latents sur les contrats de gestion du risque. Cette baisse a été en partie compensée par la hausse des charges d'administration au soutien de la croissance de la Fiducie.

Pour le troisième trimestre de 2009, les produits nets se sont établis à 9,5 millions de dollars comparativement à 3,6 millions de dollars pour le troisième trimestre de 2008. Les produits nets ont augmenté en raison de gains réalisés et latents sur placements de 2,3 millions de dollars, de gains latents sur contrats de gestion du risque de 4,4 millions de dollars et de revenus de placement de 1,7 million de dollars.

Les charges d'exploitation et d'administration pour le troisième trimestre de 2009 se sont élevées à 10,1 millions de dollars, contre 8,3 millions de dollars pour la période correspondante de 2008. Cette croissance a découlé des coûts au soutien de la croissance de la Fiducie.

La dotation aux amortissements s'est établie à 0,7 million de dollars pour les troisièmes trimestres de 2008 et de 2009.

Neuf mois terminés les 30 septembre

La perte d'exploitation pour les neuf premiers mois de 2009 s'est établie à 8,0 millions de dollars, comparativement à 28,7 millions de dollars pour la période correspondante de 2008. Le recul de la perte a surtout découlé de gains réalisés et latents sur placements, de gains latents sur contrats de gestion du risque, des charges de l'exercice précédent au titre de coûts de développement de projets et de revenus de placement. Cette baisse a été en partie contrebalancée par une hausse des charges d'administration.

Pour les neuf premiers mois de 2009, les produits nets se sont établis à 22,0 millions de dollars, comparativement à un montant de 2,8 millions de dollars pour les neuf premiers mois de 2008. Les produits nets ont augmenté en raison de

gains réalisés et latents sur placements de 10,4 millions de dollars, de gains sur contrats de gestion du risque de 10,9 millions de dollars et de revenus de placement de 1,7 million de dollars.

Les charges d'exploitation et d'administration se sont élevées à 28,1 millions de dollars pour les neuf premiers mois de 2009, en regard de 29,8 millions de dollars pour la période correspondante de 2008. Cette baisse a été entraînée par une charge de 2,6 millions de dollars au titre de coûts de développement de projets, en partie contrebalancée par la hausse des charges d'administration au soutien de la croissance de la Fiducie.

La dotation aux amortissements s'est établie à 1,9 million de dollars pour les neuf premiers mois de 2009, contre 1,7 million de dollars pour la période correspondante de 2008.

Perspectives du secteur Siège social

Exclusion faite de l'incidence de la comptabilisation fondée sur l'évaluation à la valeur de marché, la perte d'exploitation de 2009 devrait être inférieure à celle de 2008. Les charges d'exploitation et d'administration devraient être plus basses qu'en 2008 en raison des mesures de resserrement des coûts. Le secteur Siège social devrait aussi afficher un bénéfice plus élevé tiré de placements dans des titres de capitaux propres.

L'incidence des contrats de gestion du risque est fondée sur des estimations liées aux prix des marchandises, aux taux d'intérêt et aux taux de change au fil du temps. Les montants réels varient en fonction de ces inducteurs et, en conséquence, la direction ne peut prédire l'incidence des instruments financiers. Toutefois, l'incidence des normes comptables devrait être relativement faible, puisque la Fiducie utilise des instruments financiers pour gérer l'exposition aux variations des prix des marchandises et pour acheter et vendre du gaz et de l'électricité selon des marges bloquées. La Fiducie ne conclut pas d'instruments financiers à des fins de spéculation.

CAPITAL INVESTI

Au cours du troisième trimestre de 2009, AltaGas a acquis des immobilisations, des placements à long terme et d'autres actifs totalisant 92,6 millions de dollars, comparativement à 99,8 millions de dollars pour le trimestre correspondant de 2008.

Capital investi net – type d'investissement[1] — Trois mois terminés le 30 septembre 2009

(en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Immobilisations	**5,1**	**3,3**	**5,2**	**65,1**	**0,8**	**79,5**
Placements à long terme et autres actifs	**-**	**-**	**-**	**(10,0)**	**23,0**	**13,0**
Capital investi net	**5,1**	**3,3**	**5,2**	**55,1**	**23,8**	**92,5**
Cessions :						
Immobilisations	**-**	**0,1**	**-**	**-**	**-**	**0,1**
Capital investi net	**5,1**	**3,4**	**5,2**	**55,1**	**23,8**	**92,6**

[1] *Certaines dépenses en immobilisations ont été reclassées entre les secteurs.*

Capital investi net – type d'investissement — Trois mois terminés le 30 septembre 2008

(en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Immobilisations	20,9	6,4	0,3	71,6	1,1	100,3
Placements à long terme et autres actifs	-	-	-	(0,3)	(0,2)	(0,5)
	20,9	6,4	0,3	71,3	0,9	99,8
Cessions :						
Immobilisations				(5,2)		(5,2)
Capital investi net	20,9	6,4	0,3	66,1	0,9	94,6

Capital investi net – type d'investissement — Neuf mois terminés le 30 septembre 2009

(en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Immobilisations	**17,4**	**8,0**	**13,3**	**122,6**	**2,7**	**164,0**
Placements à long terme et autres actifs	-	-	-	-	**23,9**	**23,9**
	17,4	**8,0**	**13,3**	**122,6**	**26,6**	**187,9**
Cessions :						
Immobilisations	-	**0,1**	-	-	-	**0,1**
Capital investi net	**17,4**	**8,1**	**13,3**	**122,6**	**26,6**	**188,0**

Capital investi net – type d'investissement — Neuf mois terminés le 30 septembre 2008

(en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Immobilisations	592,5	51,9	(0,2)	125,5	4,7	774,4
Placements à long terme et autres actifs	-	-	-	4,9	0,4	5,3
	592,5	51,9	(0,2)	130,4	5,1	779,7
Cessions :						
Immobilisations	-	(8,7)	-	(5,2)	-	(13,9)
Placements à long terme et autres actifs	-	-	-	-	(48,2)	(48,2)
Capital investi net	592,5	43,2	(0,2)	125,2	(43,1)	717,6

La Fiducie classe son capital investi dans les catégories entretien, croissance et administration.

Du capital de croissance de 91,4 millions de dollars a été engagé au troisième trimestre de 2009 (100,3 millions de dollars au troisième trimestre de 2008), qui comprenait un montant de 63,8 millions de dollars pour la construction du

parc éolien Bear Mountain, un montant de 5,0 millions de dollars pour divers projets visant le secteur Extraction et transport, un montant de 5,2 millions de dollars pour la construction de l'installation de stockage de Sarnia, un montant de 2,6 millions de dollars pour les projets du secteur Collecte et traitement sur place, un montant de 13,2 millions de dollars afin d'augmenter notre participation dans Magma, y compris le reclassement d'un montant de 10,0 millions de dollars du secteur Production d'électricité au secteur Siège social, et un montant de 1,3 million de dollars pour l'accélération des projets d'énergie renouvelable. Le capital de croissance a été financé au moyen de la hausse de la dette à long terme. Les charges d'administration et les dépenses au titre du capital investi dans la catégorie entretien pour le troisième trimestre de 2009 se sont élevées respectivement à 0,3 million de dollars et 0,9 million de dollars (respectivement 1,4 million de dollars et (1,9) million de dollars au troisième trimestre de 2008).

Du capital de croissance de 182,9 millions de dollars a été investi au cours des neuf premiers mois de 2009 (772,0 millions de dollars en 2008), dont 98,5 millions de dollars pour le projet du parc éolien Bear Mountain, 17,3 millions de dollars pour les projets visant le secteur Extraction et transport, 6,2 millions de dollars pour les projets du secteur Collecte et traitement sur place, 24,2 millions de dollars pour les projets d'énergie renouvelable, 23,2 millions de dollars pour l'acquisition d'une participation dans Magma et 13,3 millions de dollars pour la construction de l'installation de stockage de Sarnia. Les charges d'administration et les dépenses en immobilisations d'entretien pour les neuf premiers mois de 2009 ont été respectivement de 3,2 millions de dollars et 1,8 million de dollars (respectivement 5,2 millions de dollars et 2,5 millions de dollars pour les neuf mois terminés le 30 septembre 2008).

Capital investi – utilisation[1] Trois mois terminés le 30 septembre 2009

(en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Entretien	**0,1**	**0,8**	**-**	**-**	**-**	**0,9**
Croissance	**5,0**	**2,6**	**5,2**	**55,1**	**23,5**	**91,4**
Administration	**-**	**-**	**-**	**-**	**0,3**	**0,3**
Capital investi	**5,1**	**3,4**	**5,2**	**55,1**	**23,8**	**92,6**

[1] *Certaines dépenses en immobilisations ont été reclassées entre les secteurs.*

Capital investi – utilisation Trois mois terminés le 30 septembre 2008

(en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Entretien	(3,1)	1,2	-	-	-	(1,9)
Croissance	24,0	4,7	0,3	71,3	-	100,3
Administration	-	0,5	-	-	0,9	1,4
Capital investi	20,9	6,4	0,3	71,3	0,9	99,8

Capital investi – utilisation Neuf mois terminés le 30 septembre 2009

(en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Entretien	**0,1**	**1,7**	**-**	**-**	**-**	**1,8**
Croissance	**17,2**	**6,2**	**13,3**	**122,6**	**23,6**	**182,9**
Administration	**0,1**	**-**	**-**	**-**	**3,1**	**3,2**
Capital investi	**17,4**	**7,9**	**13,3**	**122,6**	**26,7**	**187,9**

Capital investi – utilisation

Neuf mois terminés le 30 septembre 2008

(en millions de dollars)	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Production d'électricité	Siège social	Total
Capital investi :						
Entretien	1,5	1,0	-	-	-	2,5
Croissance	591,0	48,8	(0,3)	130,4	2,1	772,0
Administration	-	2,1	0,1	-	3,0	5,2
Capital investi	592,5	51,9	(0,2)	130,4	5,1	779,7

INSTRUMENTS FINANCIERS

La Fiducie est exposée au risque de marché et à une perte potentielle découlant de changements dans la valeur des instruments financiers. AltaGas a conclu des contrats de dérivés financiers pour gérer son exposition aux fluctuations des prix des marchandises, des taux d'intérêt et des taux de change. Au cours du troisième trimestre de 2009, la Fiducie détenait des positions dans les types de dérivés suivants :

- Contrats à terme sur marchandises : la Fiducie conclut des contrats à terme sur le gaz, l'électricité et d'autres marchandises pour gérer son portefeuille d'actifs et arrêter des marges sur des contrats d'achat et de vente adossés. Dans un contrat à terme, une partie accepte de livrer une quantité donnée d'un actif sous-jacent à l'autre partie à une date ultérieure et à un prix donné. Les négociations du secteur Services énergétiques sont principalement fondées sur cette base.

- Swaps sur marchandises : la Fiducie conclut des swaps fixes-variables sur le prix de l'électricité pour gérer l'exposition de son portefeuille d'installations électriques. Un swap fixe-variable sur le prix est un accord entre deux parties visant l'échange d'un prix fixe contre un prix variable. Les résultats du secteur Production d'électricité sont grandement touchés par le prix de l'électricité en Alberta. AltaGas emploie des instruments dérivés sur marchandises afin de gérer l'exposition de la Fiducie à la volatilité des prix de l'électricité. L'Alberta Power Pool fixe les prix de l'électricité selon un tarif horaire, et les prix ont varié entre 2,93 $/MWh et 999,99 $/MWh au troisième trimestre de 2009 et entre 0,10 $/MWh et 999,99 $/MWh pour la période de neuf mois terminée le 30 septembre 2009. Le prix au comptant moyen s'est établi à 49,75 $/MWh au troisième trimestre de 2009 (80,36 $/MWh au troisième trimestre de 2008). AltaGas a atténué l'incidence de cette volatilité sur ses activités au moyen de couvertures financières sur une tranche de son portefeuille d'actifs. Le prix moyen obtenu par la Fiducie pour l'électricité a été de 70,22 $/MWh au troisième trimestre de 2009 (83,10 $/MWh au troisième trimestre de 2008). Environ la moitié des volumes d'électricité de 2010 exposés aux prix au comptant ont été couverts à 77 $/MWh.

- Couvertures des différentiels de fractionnement de LGN : la Fiducie conclut des swaps fixes-variables sur les différentiels de fractionnement de LGN pour gérer ces différentiels. Les résultats du secteur Extraction et transport sont tributaires des variations des différentiels de fractionnement de LGN. Au 30 septembre 2009, la Fiducie avait conclu des ententes visant des différentiels de fractionnement de LGN couvrant 3 500 b/j à un prix moyen d'environ 25 $/b pour la période allant d'octobre à décembre 2009. Le différentiel de fractionnement de LGN moyen au comptant pour les trois mois et neuf mois terminés le 30 septembre 2009 était respectivement de 19,74 $/b et 17,10 $/b (respectivement 36,92 $/b et 31,75 $/b pour les trois mois et neuf mois terminés le 30 septembre 2008). Le différentiel de fractionnement de LGN moyen réalisé pour les trois mois et neuf mois terminés le 30 septembre 2009 était respectivement de 20,55 $/b et 22,64 $/b (respectivement 26,02 $/b et 26,55 $/b pour les trois mois et neuf mois terminés le 30 septembre 2008). La Fiducie a aussi couvert des volumes moyens de 1 750 b/j, ou environ 30 %, exposés aux prix au comptant de 2010 pour un prix d'environ 21 $/b.

- Contrats de taux d'intérêt à terme : la Fiducie conclut des swaps de taux d'intérêt en vertu desquels des flux de trésorerie à taux fixe sont échangés contre des flux de trésorerie à taux variable. Au 30 septembre 2009, la Fiducie avait des swaps de taux d'intérêt totalisant 245 millions de dollars à échéances variées jusqu'au 31 mars 2012. Au 30 septembre 2009, la Fiducie avait fixé le taux d'intérêt de 100 % de sa dette, y compris des billets à moyen terme et des contrats de location-acquisition.

- Contrats de change à terme : le risque de change créé par la négociation de conventions commerciales en devises est géré au moyen de contrats de change à terme, en vertu desquels un taux fixe est arrêté en regard d'un taux variable, et de conventions d'option, en vertu desquelles est achetée ou vendue une option visant des opérations en devises à une date ultérieure. Au 30 septembre 2009, AltaGas avait conclu des contrats de change à terme de 24,1 millions d'euros à un taux de couverture effectif moyen de 1,5073 dollar canadien pour un euro, dans le but d'atténuer le risque de change associé à la construction du parc éolien Bear Mountain. Les contrats à terme ont été évalués à 1,5 million de dollars et arrivent à échéance entre octobre et décembre 2009.

La juste valeur des dérivés d'électricité, de gaz naturel et de LGN a été calculée selon les prix à terme estimatifs publiés de la période considérée. La juste valeur des dérivés de taux d'intérêt est calculée selon les cours du marché.

La Fiducie n'exerce pas d'activités de spéculation sur le prix des marchandises et, par conséquent, ne conclut pas d'opérations sur marchandises qui créent une exposition additionnelle ou qui sont uniquement fondées sur les attentes en matière de variation future des prix de l'électricité sur le marché. Les opérations sur marchandises sont utilisées afin de fixer les marges, d'optimiser les actifs corporels sous-jacents ou de réduire l'exposition aux variations du prix de l'électricité. AltaGas a un groupe de gestion du risque qui examine quotidiennement les risques liés aux marchandises et au crédit, et qui a conçu et qui applique une politique de gestion du risque et un programme de couverture prudents.

SITUATION DE TRÉSORERIE

À l'heure actuelle, selon les prévisions d'AltaGas, aucune tendance ou incertitude connue ne devrait réduire l'accès de la Fiducie à ses sources de financement habituelles. Les placements de billets à moyen terme de 2009 et la récente hausse de la notation de crédit par Dominion Bond Rating Services (DBRS) sont des indications de la capacité de la Fiducie à avoir accès à du financement. Chacune des facilités de crédit de la Fiducie porte une date d'échéance à laquelle, en l'absence d'un remplacement, d'une prorogation ou d'un renouvellement, la dette visée par la facilité de crédit devient remboursable. La première date d'échéance des facilités de crédit de la Fiducie est août 2010.

Flux de trésorerie	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
(en millions de dollars)	**2009**	2008	**2009**	2008
Flux de trésorerie d'exploitation	**43,7**	50,3	**141,1**	167,5
Activités d'investissement	**(82,1)**	(65,4)	**(217,8)**	(395,8)
Activités de financement	**(59,8)**	23,7	**76,8**	237,2
Variation de la trésorerie	**(98,2)**	8,6	**0,1**	8,9

Flux de trésorerie d'exploitation

Les flux de trésorerie d'exploitation présentés dans les états des flux de trésorerie consolidés se sont établis à 43,7 millions de dollars au troisième trimestre de 2009, contre 50,3 millions de dollars pour le trimestre correspondant de 2008. Le recul des flux de trésorerie d'exploitation est essentiellement attribuable à un bénéfice net moins élevé, à la montée des gains latents sur contrats de gestion du risque, à des revenus de placement latents plus importants et à la variation moins importante du fonds de roulement hors trésorerie, ce recul ayant été partiellement annulé par la hausse de l'amortissement et de la charge d'impôts futurs.

Fonds de roulement (en millions de dollars, sauf le ratio du fonds de roulement)	**30 septembre 2009**	30 septembre 2008
Actif à court terme	**342,8**	357,9
Passif à court terme	**339,1**	357,5
Fonds de roulement	**3,7**	0,4
Ratio du fonds de roulement	**1,01**	1,0

Le fonds de roulement s'est établi à 3,7 millions de dollars à la fin du troisième trimestre de 2009, comparativement à 0,4 million de dollars au 30 septembre 2008. Le ratio du fonds de roulement était de 1,01 à la fin du troisième trimestre de 2009, par rapport à 1,0 pour le trimestre correspondant de 2008.

Activités d'investissement

Les flux de trésorerie affectés aux activités d'investissement au troisième trimestre de 2009 ont été de 82,1 millions de dollars, par rapport à 65,4 millions de dollars pour le trimestre correspondant de 2008. Cette progression découle de l'acquisition de placements à court terme et d'immobilisations. Une description des acquisitions et des placements liés aux actifs à long terme figure à la rubrique «Capital investi» du présent rapport de gestion. Les flux de trésorerie affectés aux activités d'investissement reflètent les décaissements effectifs aux fins des activités d'investissement et peuvent ne pas correspondre au montant présenté dans les rubriques du rapport de gestion portant sur le capital investi en raison du moment des décaissements et du fait que certaines acquisitions peuvent constituer des opérations sans effet sur la trésorerie.

Activités de financement

Les flux de trésorerie affectés aux activités de financement du troisième trimestre de 2009 ont été de 59,8 millions de dollars, comparativement à des flux de trésorerie tirés des activités de financement de 23,7 millions de dollars pour le trimestre correspondant de 2008. La baisse des flux de trésorerie a découlé du remboursement de la dette à long terme et renouvelable, des distributions versées aux porteurs de parts et au rachat de débentures convertibles.

SOURCES DE FINANCEMENT

L'utilisation du financement par capitaux d'emprunt ou par capitaux propres dépend de la structure du capital d'AltaGas, qui est établie en fonction des normes et des risques associés à chacun de ses secteurs d'activité. Au 30 septembre 2009, l'encours de la dette d'AltaGas totalisait 668,9 millions de dollars, contre 582,0 millions de dollars au 31 décembre 2008. Au 30 septembre 2009, la Fiducie avait 500,0 millions de dollars en billets à moyen terme en circulation et avait accès à des emprunts au taux préférentiel, à des emprunts au taux de base, à des emprunts au LIBOR, à des acceptations bancaires et à des lettres de crédit en vertu de lignes de crédit bancaire totalisant 650,0 millions de dollars. Au 30 septembre 2009, la dette bancaire prélevée de la Fiducie s'établissait à 163,0 millions de dollars, et les lettres de crédit en cours totalisaient 69,1 millions de dollars.

Le 16 septembre 2009, AltaGas a racheté des débentures convertibles, 5,85 %, en circulation totalisant 16,6 millions de dollars pour un montant de 1 000,96 $ pour chaque tranche de capital de 1 000,00 $. Le montant du rachat est égal au capital majoré de la totalité des intérêts courus et impayés s'y rapportant.

Toutes les facilités d'emprunt sont sous réserve des clauses restrictives habituelles pour ce genre de facilités, qui doivent être respectées chaque fin de trimestre. AltaGas respecte ces clauses restrictives chaque trimestre depuis la mise en place des facilités. Le multiple de couverture d'intérêt des bénéfices de la Fiducie pour les douze mois terminés le 30 septembre 2009 était de 5,24 fois.

Par suite de l'acquisition de Utility Group, la Fiducie a augmenté son ratio d'endettement cible pour le faire passer de 40 % à 45 % à une fourchette de 45 % à 50 %. L'augmentation a découlé de l'ajout d'actifs de distribution de gaz naturel

au portefeuille d'actifs d'infrastructures énergétiques de la Fiducie. Au 30 septembre 2009, ce ratio était de 38,7 %, en hausse comparativement au ratio de 37,8 % au 31 décembre 2008. Sur une base pro forma, après la constatation de l'acquisition d'actifs de distribution de gaz naturel, le ratio d'endettement s'est accru pour passer à 48 %, et les actifs devraient augmenter d'environ 330 millions de dollars.

Facilités de crédit (en millions de dollars)	Capacité d'emprunt	**En cours au 30 septembre 2009**	En cours au 31 décembre 2008
Facilité de crédit d'exploitation à vue	50,0	**2,7**	2,8
Facilité de lettres de crédit	75,0	**66,4**	68,1
Facilité de crédit syndiquée[1]	150,0	**-**	100,0
Facilité de crédit d'exploitation syndiquée[2]	375,0	**163,0**	253,0
	650,0	**232,1**	423,9

[1] Facilité de crédit renouvelable venant à échéance le 13 août 2010.

[2] Facilité de crédit renouvelable venant à échéance le 30 septembre 2010.

Au 30 septembre 2009, la Fiducie détenait une facilité de lettres de crédit renouvelable, à échéance prorogeable pour une période de trois ans, non garantie, de 75,0 millions de dollars (75,0 millions de dollars au 31 décembre 2008) auprès d'une banque à charte canadienne et dont l'échéance est le 30 septembre 2010. AltaGas peut emprunter jusqu'à 25,0 millions de dollars sur la facilité de lettres de crédit au moyen d'emprunts au taux préférentiel, d'emprunts au taux de base américain, d'emprunts au LIBOR ou d'acceptations bancaires. Ces emprunts entraînent des frais et portent intérêt aux taux applicables selon la nature des montants prélevés. Au 30 septembre 2009, la Fiducie avait émis des lettres de crédit pour un montant de 66,4 millions de dollars (68,1 millions de dollars au 31 décembre 2008) aux termes de sa facilité de lettres de crédit à terme renouvelable prorogeable et des lettres de crédit de 2,7 millions de dollars (2,8 millions de dollars au 31 décembre 2008) aux termes de sa facilité de crédit d'exploitation à vue.

PASSIFS ÉVENTUELS

Le passif éventuel lié à la panne de la centrale Sundance B, unité 4 à la mi-décembre 2008 et attribuable au bris d'un ventilateur à tirage induit a été réglé. Les modalités du règlement sont confidentielles. Aucun passif éventuel n'est à payer relativement à des pannes d'électricité.

PARTIES LIÉES

La Fiducie a vendu 39,0 millions de dollars de gaz naturel à Utility Group et a engagé des frais de transport de 0,1 million de dollars facturés par cette dernière pour le troisième trimestre de 2009 dans le cours normal des affaires de la Fiducie. La Fiducie a également payé des frais de gestion de 0,1 million de dollars à Utility Group et a reçu des honoraires de gestion de 0,1 million de dollars de cette dernière pour des services administratifs. En outre, la Fiducie a fourni des services d'exploitation à Utility Group pour un montant de 0,1 million de dollars. Les opérations entre AltaGas et Utility Group sont évaluées à la valeur d'échange convenue par les deux parties. La Fiducie exerce un contrôle notable sur Utility Group parce qu'AltaGas possède une participation de 19,8 % dans cette dernière et que le président du conseil et chef de la direction d'AltaGas est un administrateur de Utility Group. En date du 9 octobre 2009, la Fiducie détient la totalité des actions de Utility Group. Par conséquent, à compter du quatrième trimestre de 2009, Utility Group ne sera plus reconnue comme une partie liée.

En vertu d'un bail pour des locaux de bureaux et du matériel, la Fiducie paie un loyer à 2013761 Ontario Inc., qui appartient à un salarié. Des paiements de 22 635 $ ont été faits au troisième trimestre de 2009 (21 900 $ au troisième trimestre de 2008), soit la valeur d'échange des biens convenue par les deux parties.

AGENCES DE NOTATION

Le 16 octobre 2009, DBRS a haussé la note de la Fiducie, la faisant passer de BBB (faible) avec des perspectives positives, à BBB avec des perspectives stables. DBRS a cité l'acquisition de Utility Group comme une amélioration du

profil de risque des activités d'AltaGas au moyen de l'ajout d'actifs de distribution de gaz naturel réglementés à risque peu élevé en Alberta, en Nouvelle-Écosse et dans les Territoires du Nord-Ouest.

SOMMAIRE DES RÉSULTATS CONSOLIDÉS DES HUIT DERNIERS TRIMESTRES

(en millions de dollars)	**T3 09**	T2 09	T1 09	T4 08	T3 08	T2 08	T1 08	T4 07
Produits nets[1]	**114,7**	114,3	112,1	125,8	122,7	117,3	110,7	76,4
Bénéfice d'exploitation[1]	**45,4**	45,5	44,7	54,1	50,7	37,0	47,6	28,9
Bénéfice net	**34,7**	36,9	37,5	39,6	53,5	32,9	37,6	31,8

(en dollars par part)	**T3 09**	T2 09	T1 09	T4 08	T3 08	T2 08	T1 08	T4 07
Bénéfice net								
De base	**0,44**	0,47	0,50	0,55	0,75	0,49	0,58	0,55
Dilué	**0,43**	0,46	0,49	0,56	0,75	0,49	0,57	0,55
Distributions déclarées	**0,54**	0,54	0,54	0,54	0,535	0,525	0,525	0,525

[1] *Mesure financière non conforme aux PCGR. Se reporter à la rubrique «Mesures financières non conformes aux PCGR».*

Les tendances qui se dégagent des activités d'AltaGas au cours des huit derniers trimestres reflètent : la croissance interne de l'entreprise, les acquisitions, la hausse générale des prix de l'électricité en Alberta jusqu'à 2009, l'augmentation des différentiels de fractionnement de LGN pendant la quasi-totalité de 2008 et la volatilité accrue au cours des trimestres récents ainsi que les cessions d'actifs.

Les éléments importants qui ont eu une incidence sur les résultats trimestriels distincts sont présentés ci-dessous :

- Au quatrième trimestre de 2007, une économie d'impôts futurs hors trésorerie de 6,1 millions de dollars a été constatée par suite d'une réduction des taux d'imposition sur les sociétés par le gouvernement fédéral qui est pratiquement entrée en vigueur.
- Au premier trimestre de 2008, l'acquisition de Taylor a été conclue pour une contrepartie totale de 455,2 millions de dollars, dont une contrepartie au comptant de 256,3 millions de dollars et l'émission de parts totalisant 198,9 millions de dollars. L'acquisition de Taylor s'est traduite par une amélioration des résultats du premier trimestre de 2008.
- Au deuxième trimestre de 2008, le bénéfice d'exploitation a subi l'incidence d'importants arrêts liés à l'entretien dans le secteur du gaz et d'une charge non récurrente passée en charges dans les coûts de développement de projets.
- Au troisième trimestre de 2008, AltaGas a constaté un recouvrement d'impôts de 13,8 millions de dollars lié à un passif d'impôts futurs réduit du fait de la baisse des taux d'imposition effectifs découlant de la restructuration d'entités juridiques au sein de la structure de la Fiducie.
- Au troisième trimestre de 2008, deux arrêts liés à l'entretien et une panne imprévue en raison de l'incendie d'un réchauffeur de combustible liquide au complexe Harmattan ont nui au bénéfice d'exploitation.
- À la fin du quatrième trimestre de 2008 et au premier semestre de 2009, les prix de l'électricité, du gaz naturel et des LGN ont chuté, brisant ainsi la tendance historique de prix de ces produits. L'activité des producteurs du bassin sédimentaire de l'Ouest canadien a subi le contrecoup de la réduction des prix du gaz naturel.
- Au deuxième trimestre de 2009, la Fiducie a réalisé un placement à court terme qui a donné lieu à un gain latent de 4,6 millions de dollars.
- Au cours de 2009, la Fiducie a rajusté les passifs liés à des opérations sur le gaz naturel du secteur Services énergétiques, dégageant des produits d'exploitation non récurrents de 9,2 millions de dollars.

RENSEIGNEMENTS SUR LES PARTS DE FIDUCIE

Au 30 octobre 2009, la Fiducie comptait 77,9 millions de parts de fiducie et 2,1 millions de parts échangeables en circulation, et sa capitalisation boursière s'établissait à 1,4 milliard de dollars, d'après un cours de clôture de 18,00 $ la

part de fiducie le 30 octobre 2009. Au 30 octobre 2009, 3,1 millions d'options étaient en cours et 823 856 options pouvaient être exercées en vertu des modalités du régime d'options d'achat de parts.

DISTRIBUTIONS

Les distributions d'AltaGas sont déterminées compte tenu des flux de trésorerie durables, qui sont tributaires du bénéfice net consolidé, du capital investi au titre des catégories entretien et croissance, et des exigences de remboursement de la dette de la Fiducie. AltaGas a pu maintenir ses distributions grâce aux liquidités provenant de l'exploitation. Au cours du trimestre terminé le 30 septembre 2009, la Fiducie a déclaré des distributions de 42,8 millions de dollars et détenait des flux de trésorerie d'exploitation de 50,5 millions de dollars (respectivement 38,0 millions de dollars et 56,3 millions de dollars pour la période correspondante de 2008), soit un ratio dividendes/bénéfice de 85 % (67 % pour la période correspondante de 2008).

Au cours des neuf mois terminés le 30 septembre 2009, la Fiducie a déclaré des distributions de 126,9 millions de dollars, et ses flux de trésorerie d'exploitation s'élevaient à 153,6 millions de dollars (respectivement 108,3 millions de dollars et 163,2 millions de dollars pour la période correspondante de 2008), ce qui s'est révélé plus que suffisant pour financer toutes les distributions aux porteurs de parts. AltaGas a un ratio dividendes/bénéfice cible qui varie de 65 % à 75 % des liquidités provenant de l'exploitation.

Le tableau suivant résume l'historique des distributions déclarées par AltaGas depuis 2007 :

Distributions
Exercices terminés les 31 décembre

(en dollars par part)	**2009**	2008	2007
Premier trimestre	**0,540**	0,525	0,510
Deuxième trimestre	**0,540**	0,525	0,510
Troisième trimestre	**0,540**	0,535	0,520
Quatrième trimestre	-	0,540	0,525
Distribution d'actions[1]	-	-	0,076
Total	**1,620**	2,125	2,141

[1] *Le 17 septembre 2007, une action de Utility Group a été émise pour chaque tranche de 100 parts de fiducie et parts échangeables détenues le 27 août 2007.*

AltaGas prévoit se convertir en société au deuxième semestre de 2010. Elle a l'intention de continuer à mettre en œuvre sa stratégie de croissance tout en s'efforçant d'offrir aux investisseurs un équilibre entre le revenu et la croissance. Lorsque AltaGas sera une société, la direction prévoit verser un dividende annuel allant de 1,10 $ à 1,40 $ l'action en appui à la stratégie de croissance future de la Fiducie. Au moment de la conversion, le conseil d'administration approuvera la politique de dividendes, sous réserve de la conjoncture économique et financière qui prévaudra à cette date. Jusqu'à sa conversion attendue, AltaGas prévoit continuer de verser un dividende mensuel de 0,18 $ la part de fiducie.

OPÉRATIONS NON MONÉTAIRES

AltaGas a conclu avec un tiers une opération non monétaire qui lui a permis d'échanger des certificats d'énergie renouvelable (CER) de la Colombie-Britannique en contrepartie de réductions d'émissions vérifiées qui ont été générées en Alberta. Les CER seront créés grâce à l'énergie produite de 2009 à 2011 par le parc éolien de Bear Mountain. Les réductions d'émissions vérifiées reçues par AltaGas lui ont servi à réduire les coûts engagés pour se conformer au SGER en 2009.

ÉVÉNEMENTS POSTÉRIEURS À LA DATE DU BILAN

Le 8 octobre 2009, AltaGas a acquis le contrôle de Utility Group. La Fiducie prévoit que l'actif augmentera d'environ 220 millions de dollars, la contrepartie au comptant ayant totalisé 75,2 millions de dollars, ou 10,50 $ l'action ordinaire. Le total de la dette prise en charge devrait s'établir à environ 125 millions de dollars.

Jusqu'à la date d'acquisition, AltaGas comptabilisait son placement dans Utility Group selon la méthode de la mise en équivalence. Par conséquent, trimestriellement, la tranche du bénéfice de Utility Group revenant à la Fiducie a été comptabilisée à titre de produits du secteur Siège social. En date du quatrième trimestre de 2009, les résultats d'exploitation de Utility Group seront consolidés avec les résultats de la Fiducie dans le secteur du gaz.

Le 3 novembre 2009, AltaGas a conclu un contrat d'achat avec SaskEnergy Incorporated et Scotia Investments Limited, en vertu duquel Utility Group fera l'acquisition de la participation de 75,1 % de Heritage Gas Limited qu'elle ne détient pas encore pour 109,8 millions de dollars. L'acquisition est assujettie aux conditions habituelles et devrait être finalisée à la mi-novembre.

Sur une base pro forma, après la constatation de l'acquisition des actifs de distribution de gaz naturel, le ratio d'endettement s'est accru pour passer à 48 %, et les actifs devraient augmenter d'environ 330 millions de dollars.

MODIFICATIONS DE CONVENTIONS COMPTABLES

Chapitre 3064, «Écarts d'acquisition et actifs incorporels»

Le nouveau chapitre 3064 du *Manuel de l'ICCA*, «Écarts d'acquisition et actifs incorporels», qui s'applique aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2008, remplace le chapitre 3062, «Écarts d'acquisition et autres actifs incorporels», et le chapitre 3450, «Frais de recherche et de développement». Ce chapitre établit des normes de comptabilisation, d'évaluation, de présentation et d'information applicables aux écarts d'acquisition et aux actifs incorporels, y compris les actifs incorporels générés en interne. L'adoption de cette norme n'a eu aucune incidence importante sur les états financiers consolidés pour les neuf mois terminés le 30 septembre 2009.

CPN-173, «Risque de crédit et juste valeur des actifs financiers et des passifs financiers»

En janvier 2009, le CPN est parvenu au consensus suivant : le risque de crédit propre à l'entité et le risque de crédit de la contrepartie devraient être pris en compte dans la détermination de la juste valeur des actifs financiers et des passifs financiers, y compris les instruments dérivés. Par conséquent, la Fiducie a dû établir la juste valeur des instruments dérivés au début de la période d'adoption pour tenir compte de son propre risque de crédit et du risque de crédit de la contrepartie. Tout écart en résultant a été comptabilisé comme un rajustement des bénéfices non répartis, à l'exception des couvertures de flux de trésorerie qui ont été comptabilisées dans le cumul des autres éléments du résultat étendu.

Conformément au chapitre 3863, «Instruments financiers – présentation», du *Manuel de l'ICCA*, la Fiducie a modifié sa présentation des actifs financiers et des passifs financiers dérivés afin de présenter le solde net au bilan lorsque AltaGas a un droit juridiquement exécutoire d'opérer compensation entre les montants comptabilisés et a l'intention soit de procéder à un règlement net, soit de réaliser l'actif et de régler le passif simultanément. Par conséquent, les soldes correspondants de la Fiducie ont été reclassés compte tenu de cette modification de conventions comptables. Pour l'incidence de l'adoption du CPN-173 sur les états financiers de la Fiducie, se reporter à la note 2 afférente aux états financiers consolidés intermédiaires pour le trimestre terminé le 30 septembre 2009.

NORMES INTERNATIONALES D'INFORMATION FINANCIÈRE (IFRS)

Le Conseil des normes comptables (CNC) a confirmé en février 2009 que les entités ayant une obligation publique de rendre des comptes devront adopter les Normes internationales d'information financière (IFRS) en remplacement des PCGR du Canada pour les périodes financières ouvertes à compter du 1er janvier 2011.

La direction a amorcé le processus de transition des PCGR du Canada aux IFRS en avril 2008. La direction a réuni une équipe de projet dirigée par des membres de la direction des services des finances et de la comptabilité, y compris des représentants d'autres secteurs de l'organisation requis pour planifier et réaliser une transition en douceur vers les IFRS.

L'équipe fera régulièrement rapport sur les progrès réalisés et sur l'avancement du projet de mise en œuvre des IFRS aux membres de la haute direction et au comité de vérification du conseil d'administration.

Le projet de mise en œuvre comporte six phases qui peuvent, dans certains cas, se dérouler simultanément :

- Phase de délimitation de la portée du projet – Cette phase comprend une évaluation globale des éléments clés qui subiront l'incidence de la conversion aux IFRS et la détermination des normes et des interprétations qui s'appliquent à la Fiducie. Cette phase est terminée.
- Phase de diagnostic – Cette phase consiste à évaluer chaque norme et chaque interprétation et permet de déceler les modifications requises aux conventions comptables existantes, aux systèmes d'information et aux processus d'affaires. Cette phase est terminée.
- Phase de conception et de planification – Cette phase consiste à évaluer et à adopter les différentes méthodes comptables possibles, les exemptions optionnelles et les exemptions obligatoires. Les estimations préliminaires sur l'incidence quantitative de l'application des nouvelles normes sont en cours.
- Phase d'élaboration d'une solution – D'après les méthodes comptables adoptées, l'équipe de projet définit et met au point les systèmes, les processus et la formation requis pour la mise en œuvre de solutions cibles conformes aux IFRS. L'estimation des soldes d'ouverture à la date de transition aux IFRS permet à la direction d'évaluer l'incidence quantitative de l'adoption des IFRS.
- Phase de mise en œuvre – C'est en 2010, année à laquelle l'information sera présentée selon les deux ensembles de normes, que les modifications des méthodes et des procédures comptables seront mises en œuvre. L'information financière conforme aux IFRS est recueillie aux fins de la présentation des chiffres correspondants en 2011. Le cas échéant, la Fiducie aura terminé la documentation et les tests sur les contrôles internes à l'égard de l'information financière et les contrôles et procédures de communication de l'information financière. Une formation sera offerte afin de s'assurer que tous les secteurs d'activité touchés par les nouvelles normes sont sensibilisés aux nouvelles obligations d'information et aux nouvelles exigences relatives aux processus.
- Phase d'analyse après mise en œuvre – Des états financiers selon les IFRS sont dressés pour chaque période. Le processus d'attestation de la conformité à la C-SOX est pleinement engagé pour permettre d'apporter les modifications requises à la suite de la conversion aux IFRS.

AltaGas prévoit que le projet de transition sera réalisé selon l'échéancier et que les obligations d'information selon les IFRS pour 2011 seront respectées.

PRINCIPALES CONVENTIONS COMPTABLES

Les principales conventions comptables d'AltaGas sont restées inchangées depuis le 31 décembre 2008, à l'exception de ce qui est présenté dans les notes afférentes aux états financiers consolidés intermédiaires pour les trois mois et les neuf mois terminés le 30 septembre 2009. Pour en savoir plus à l'égard de ces conventions, se reporter aux notes afférentes aux états financiers consolidés vérifiés contenues dans le rapport annuel 2008 d'AltaGas.

PRINCIPALES ESTIMATIONS COMPTABLES

Comme la détermination de la valeur de nombreux actifs, passifs, produits et charges dépend des événements futurs, la préparation des états financiers consolidés intermédiaires de la Fiducie requiert l'utilisation d'estimations et d'hypothèses fondées sur un jugement prudent. Les principales conventions comptables d'AltaGas sont décrites dans les notes afférentes aux états financiers consolidés intermédiaires pour les trois mois et neuf mois terminés le 30 septembre 2009 et les notes afférentes aux états financiers consolidés vérifiés de 2008 figurant dans le rapport annuel 2008 de la Fiducie. Certaines de ces conventions portent sur des estimations comptables critiques en raison de l'exigence de porter des jugements particulièrement subjectifs ou complexes à l'égard de questions qui sont intrinsèquement incertaines et de la probabilité de pouvoir constater des montants sensiblement différents dans différentes conditions ou selon des hypothèses différentes.

Les principales estimations comptables d'AltaGas demeurent la dotation aux amortissements, les obligations liées à la mise hors service d'immobilisations, l'évaluation de la dépréciation des actifs, les impôts sur les bénéfices et les

prestations de retraite. Pour une analyse complète de ces estimations comptables, se reporter au rapport de gestion figurant dans le rapport annuel 2008 d'AltaGas et aux notes afférentes aux états financiers consolidés intermédiaires pour les trois mois et neuf mois terminés le 30 septembre 2009.

ARRANGEMENTS HORS BILAN

La Fiducie n'a conclu aucun arrangement contractuel par lequel une entité non consolidée peut avoir une obligation en vertu de certains contrats de garantie, un droit conservé ou éventuel sur des actifs cédés à une entité non consolidée ou un arrangement semblable qui sert de soutien au risque de crédit, d'illiquidité ou de marché à cette entité pour ces actifs. La Fiducie n'a aucune obligation en vertu d'instruments dérivés ou d'un droit variable important dans une entité non consolidée qui fournit du financement, des liquidités, du soutien en matière de risque de marché ou de risque de crédit, ou encore qui fournit des services de crédit-bail, de couverture ou de recherche et développement à la Fiducie.

CONTRÔLES DE COMMUNICATION DE L'INFORMATION ET CONTRÔLES INTERNES

La direction de la Fiducie a la responsabilité d'établir et de maintenir les contrôles et procédures de communication de l'information (CPCI) et le contrôle interne à l'égard de l'information financière (CIIF), tels qu'ils sont définis dans le *Règlement 52-109 sur l'attestation de l'information présentée dans les documents annuels et intermédiaires des émetteurs*. Ce règlement vise à améliorer la qualité, la fiabilité et la transparence des documents déposés ou transmis en vertu des lois sur les valeurs mobilières.

Le chef de la direction et le chef des finances ont conçu, avec le concours d'employés de la Fiducie, des CPCI et un CIIF destinés à fournir une assurance raisonnable que les informations importantes sont portées à leur attention, dans les délais prescrits, que les informations financières sont fiables et que les états financiers ont été préparés, aux fins de publication de l'information financière, conformément aux PCGR du Canada. Au cours du troisième trimestre de 2009, aucun changement important n'a été apporté aux CPCI ni au CIIF de la Fiducie.

SEC File # 82-34911

Bilans consolidés

(non vérifié)

(en milliers de dollars)	**30 septembre 2009**	31 décembre 2008
ACTIF		
Actif à court terme		
Trésorerie et équivalents de trésorerie	**18 460 $**	18 304 $
Placement à court terme *(note 6)*	**45 625**	-
Débiteurs	**153 185**	220 280
Stocks	**558**	775
Liquidités soumises à restrictions provenant des clients	**28 324**	24 017
Gestion du risque *(notes 2 et 6)*	**84 510**	92 842
Autres actifs à court terme	**12 142**	7 705
	342 804	363 923
Immobilisations	**1 556 408**	1 436 686
Ententes, contrats et relations de services énergétiques	**131 440**	138 913
Écart d'acquisition	**143 840**	143 840
Gestion du risque *(notes 2 et 6)*	**27 217**	31 147
Placements à long terme et autres actifs	**41 663**	17 744
	2 243 372 $	2 132 253 $
PASSIF ET AVOIR DES PORTEURS DE PARTS		
Passif à court terme		
Créditeurs et charges à payer	**136 547 $**	198 232 $
Distributions à payer aux porteurs de parts	**14 363**	12 943
Dette à court terme	**604**	4 493
Tranche de la dette à long terme échéant à moins d'un an *(note 3)*	**101 411**	1 363
Dépôts des clients	**28 324**	24 017
Produits constatés d'avance	**40**	2 777
Gestion du risque *(notes 2 et 6)*	**45 368**	57 423
Autres passifs à court terme	**12 439**	21 927
	339 096	323 175
Dette à long terme *(note 3)*	**566 854**	559 412
Obligations liées à la mise hors service d'immobilisations	**45 887**	41 708
Impôts futurs *(note 2)*	**211 652**	211 256
Gestion du risque *(notes 2 et 6)*	**15 306**	16 745
Débentures convertibles *(note 4)*	**-**	16 682
Autres passifs à long terme	**6 475**	5 833
	1 185 270	1 174 811
Avoir des porteurs de parts *(notes 2, 7 et 8)*	**1 058 102**	957 442
	2 243 372 $	2 132 253 $

Voir les notes afférentes aux états financiers consolidés.

États des résultats et des bénéfices cumulés consolidés

(non vérifié)

(en milliers de dollars, sauf les montants par part)	Trois mois terminés les 30 septembre **2009**	2008	Neuf mois terminés les 30 septembre **2009**	2008
PRODUITS				
Exploitation	**281 843 $**	457 168 $	**909 765 $**	1 389 462 $
Gain latent sur gestion du risque *(note 6)*	**4 364**	3 654	**10 903**	1 386
Divers *(note 6)*	**5 170**	(120)	**11 163**	1 390
	291 377	460 702	**931 831**	1 392 238
CHARGES				
Coût des produits vendus	**176 676**	338 042	**590 695**	1 041 545
Charges d'exploitation et d'administration	**51 018**	54 729	**151 864**	165 436
Amortissement :				
Immobilisations	**15 756**	14 835	**46 339**	42 800
Ententes, contrats et relations de services énergétiques	**2 491**	2 552	**7 473**	7 412
	245 941	410 158	**796 371**	1 257 193
Gain (perte) de change	**(78)**	136	**259**	249
Intérêts débiteurs				
Dette à court terme	**401**	105	**1 038**	311
Dette à long terme	**8 422**	5 921	**21 441**	19 032
Bénéfice avant impôts sur les bénéfices	**36 535**	44 654	**113 240**	115 951
Charge (recouvrement) d'impôts				
Impôts exigibles	**(99)**	2 177	**167**	2 393
Impôts futurs	**1 868**	(10 977)	**3 910**	(10 386)
Bénéfice net	**34 766**	53 454	**109 163**	123 944
Bénéfice cumulé au début de la période	**748 133**	580 902	**673 736**	510 412
Bénéfice cumulé à la fin de la période	**782 899 $**	634 356 $	**782 899 $**	634 356 $
Résultat net par part *(note 9)*				
De base	**0,44 $**	0,75 $	**1,40 $**	1,83 $
Dilué	**0,43 $**	0,75 $	**1,39 $**	1,81 $
Nombre moyen pondéré de parts en circulation (en milliers) *(notes 8 et 9)*				
De base	**79 501**	71 138	**78 034**	67 873
Dilué	**80 449**	72 042	**78 993**	68 794

Voir les notes afférentes aux états financiers consolidés.

États du résultat étendu et du cumul des autres éléments du résultat étendu consolidés

(non vérifié)

(en milliers de dollars)	Trois mois terminés les 30 septembre **2009**	2008	Neuf mois terminés les 30 septembre **2009**	2008
Bénéfice net	**34 766 $**	53 454 $	**109 163 $**	123 944 $
Autres éléments du résultat étendu, après impôts				
Gain net latent sur les actifs financiers disponibles à la vente	**4 578**	-	**4 578**	-
Gain net latent sur les dérivés désignés comme couvertures de flux de trésorerie	**7 664**	15 689	**12 060**	823
Reclassement d'actifs financiers disponibles à la vente par suite de l'acquisition d'entreprises	-	-	-	(17 873)
Reclassement dans le bénéfice net du gain net (de la perte nette) sur les dérivés désignés comme couvertures de flux de trésorerie se rapportant aux périodes antérieures	**(5 631)**	4 810	**(20 686)**	2 387
	6 611	20 499	**(4 048)**	(14 663)
Résultat étendu	**41 377 $**	73 953 $	**105 115 $**	109 281 $
Cumul des autres éléments du résultat étendu au début de la période	**20 910 $**	(7 993) $	**31 569 $**	27 169 $
Autres éléments du résultat étendu, après impôts	**6 611**	20 499	**(4 048)**	(14 663)
Cumul des autres éléments du résultat étendu à la fin de la période *(note 6)*	**27 521 $**	12 506 $	**27 521 $**	12 506 $

Voir les notes afférentes aux états financiers consolidés.

États des flux de trésorerie consolidés

(non vérifié)

(en milliers de dollars)	Trois mois terminés les 30 septembre **2009**	2008	Neuf mois terminés les 30 septembre **2009**	2008
Flux de trésorerie d'exploitation				
Bénéfice net	**34 766 $**	53 454 $	**109 163 $**	123 944 $
Éléments sans effet sur la trésorerie :				
Amortissement	**18 247**	17 387	**53 812**	50 212
Désactualisation des obligations liées à la mise hors service d'immobilisations	**794**	838	**2 331**	1 793
Rémunération à base de parts	**1 548**	105	**1 484**	300
Charge (recouvrement) d'impôts futurs	**1 958**	(10 977)	**4 000**	(10 386)
Gain à la vente d'actifs	**-**	(1 407)	**(28)**	(1 725)
Quote-part du bénéfice de sociétés satellites	**171**	165	**(899)**	(416)
Gain latent	**(7 831)**	(3 654)	**(18 932)**	(1 386)
Divers	**886**	300	**2 677**	694
Obligations liées à la mise hors service d'immobilisations réglées	**-**	(182)	**(145)**	(399)
Variation nette du fonds de roulement hors trésorerie *(note 10)*	**(6 830)**	(5 722)	**(12 388)**	4 875
	43 709	50 307	**141 075**	167 506
Activités d'investissement				
Augmentation (diminution) des dépôts des clients	**5 208**	(517)	**(4 307)**	(163)
Diminution du billet à recevoir	**-**	1 000	**-**	6 500
Dépenses en immobilisations	**(69 748)**	(26 642)	**(158 292)**	(110 875)
Cession d'immobilisations	**-**	6 589	**-**	15 432
Distributions reçues de sociétés satellites	**81**	72	**380**	209
Acquisition de placements à court terme *(note 6)*	**(11 403)**	-	**(39 323)**	-
Acquisition de placements à long terme et d'autres actifs	**(6 223)**	(45 911)	**(16 223)**	(306 916)
	(82 085)	(65 409)	**(217 765)**	(395 813)
Activités de financement				
Remboursement de la dette à court terme	**(47)**	(2 154)	**(3 889)**	(3 406)
Émission nette (remboursement net) de la dette à long terme renouvelable	**(7 090)**	59 226	**(191 391)**	212 892
Émission de la dette à long terme	**(330)**	(207)	**295 146**	(207)
Remboursement de la dette à long terme	**(16 968)**	(4 636)	**(17 652)**	(5 369)
Distributions aux porteurs de parts	**(42 876)**	(37 666)	**(125 493)**	(105 732)
Produit net de l'émission de parts	**7 519**	9 091	**120 125**	134 515
Produit net de l'émission de bons de souscription	**-**	-	**-**	4 500
	(59 792)	23 654	**76 846**	237 193
Variation de la trésorerie et des équivalents de trésorerie	**(98 168)**	8 552	**156**	8 886
Trésorerie et équivalents de trésorerie au début de la période	**116 628**	12 785	**18 304**	12 451
Trésorerie et équivalents de trésorerie à la fin de la période	**18 460 $**	21 337 $	**18 460 $**	21 337 $

Voir les notes afférentes aux états financiers consolidés.

Principales notes afférentes aux états financiers consolidés

(non vérifié)

(Les montants des tableaux et des notes au bas des tableaux sont en milliers de dollars, sauf indication contraire.)

1. MODE DE PRÉSENTATION

Les états financiers consolidés intermédiaires d'AltaGas Income Trust (AltaGas ou la Fiducie) comprennent les comptes de la Fiducie et ceux de toutes ses filiales en propriété exclusive, ainsi que sa participation proportionnelle dans diverses sociétés de personnes et coentreprises.

Les états financiers consolidés intermédiaires ont été préparés par la direction selon les principes comptables généralement reconnus (PCGR) du Canada. Les conventions comptables appliquées sont conformes à celles qui sont décrites dans les états financiers consolidés annuels de la Fiducie pour l'exercice terminé le 31 décembre 2008, à l'exception de celles présentées dans la note 2 ci-après. Les présents états financiers consolidés intermédiaires n'incluent pas toute l'information exigée dans les états financiers annuels et doivent être lus avec les états financiers consolidés vérifiés de 2008 compris dans le rapport annuel de la Fiducie.

2. MODIFICATIONS DE CONVENTIONS COMPTABLES

En date du 1er janvier 2009, la Fiducie a adopté les recommandations de l'abrégé 173 du Comité sur les problèmes nouveaux (CPN-173), *Risque de crédit et juste valeur des actifs financiers et des passifs financiers*, et les nouvelles exigences du chapitre 3064, «Écarts d'acquisition et actifs incorporels», du *Manuel de l'Institut Canadien des Comptables Agréés* (ICCA). Conformément aux dispositions transitoires relatives aux nouvelles normes, ces conventions ont été adoptées rétrospectivement sans retraitement des états financiers des périodes antérieures.

Risque de crédit et juste valeur des actifs financiers et des passifs financiers

En janvier 2009, le CPN est parvenu au consensus suivant : le risque de crédit propre à l'entité et le risque de crédit de la contrepartie devraient être pris en compte dans la détermination de la juste valeur des actifs financiers et des passifs financiers, y compris les instruments dérivés. Par conséquent, la Fiducie a dû établir la juste valeur des instruments dérivés au début de la période d'adoption pour tenir compte de son propre risque de crédit et du risque de crédit de la contrepartie. Tout écart en résultant a été comptabilisé comme un rajustement des bénéfices non répartis, à l'exception des couvertures de flux de trésorerie qui ont été comptabilisées dans le cumul des autres éléments du résultat étendu.

Conformément au chapitre 3863, «Instruments financiers – présentation», du *Manuel de l'ICCA*, la Fiducie a modifié sa présentation des actifs financiers et des passifs financiers dérivés afin de présenter le solde net au bilan lorsque AltaGas a un droit juridiquement exécutoire d'opérer compensation entre les montants comptabilisés, et a l'intention soit de procéder à un règlement net, soit de réaliser l'actif et de régler le passif simultanément. Ainsi, les soldes correspondants de la Fiducie ont été reclassés pour tenir compte de cette modification aux conventions comptables.

L'incidence nette sur les états financiers de la Fiducie au 1er janvier 2009 des modifications susmentionnées se présente comme suit :

Postes visés du bilan	Augmentation (diminution)
Actif à court terme – gestion du risque	(25 772)
Actif à long terme – gestion du risque	(5 983)
Passif à court terme – gestion du risque	(25 421)
Passif à long terme – gestion du risque	(5 900)
Impôts futurs	(285)
Avoir des porteurs de parts – bénéfice cumulé	(176)
Avoir des porteurs de parts – cumul des autres éléments du résultat étendu	27

Les gains latents et les pertes latentes compris dans le bénéfice cumulé et le cumul des autres éléments du résultat étendu ont été comptabilisés après déduction du recouvrement et de la charge d'impôts respectivement de 287 645 $ et 2 629 $.

Écarts d'acquisition et actifs incorporels

Le nouveau chapitre 3064 du *Manuel de l'ICCA*, qui s'applique aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2008, remplace le chapitre 3062, «Écarts d'acquisition et autres actifs incorporels», lequel comprenait l'ancien chapitre 3450, «Frais de recherche et de développement», transféré en février 2008. Ce chapitre établit des normes de comptabilisation, d'évaluation, de présentation et d'information applicables aux écarts d'acquisition et aux actifs incorporels, y compris les actifs incorporels générés en interne. Ce nouveau chapitre est entré en vigueur le 1er janvier 2009 pour la Fiducie. Ces modifications n'ont eu aucune incidence financière sur les états financiers d'AltaGas.

L'écart d'acquisition représente la tranche du prix d'achat à l'acquisition qui dépassait la juste valeur des immobilisations nettes acquises. L'écart d'acquisition n'est pas assujetti à l'amortissement, mais est soumis à un test de dépréciation au moins annuellement en comparant la juste valeur de l'unité d'exploitation à sa valeur comptable. Si la valeur comptable de l'unité d'exploitation dépasse la juste valeur, il faut calculer la juste valeur implicite de l'écart d'acquisition. L'excédent de la valeur comptable sur la juste valeur implicite de l'écart d'acquisition est alors comptabilisé à titre de perte de valeur et passé en résultats.

Les actifs incorporels sont initialement comptabilisés au coût, y compris les coûts directement attribuables à l'acquisition, à la création, à la production et à la préparation de l'actif incorporel pour qu'il puisse être exploité de la manière prévue. Un actif incorporel qu'il est possible d'exploiter de la manière prévue est amorti selon la méthode linéaire sur la durée de vie utile estimative, sauf si sa durée de vie est jugée indéfinie. Les actifs incorporels sont soumis à un test de dépréciation au moins une fois l'an en comparant la juste valeur de l'unité d'exploitation à sa valeur comptable. Si la valeur comptable de l'unité d'exploitation dépasse la juste valeur, il faut calculer la juste valeur implicite de l'actif incorporel. Tout excédent de la valeur comptable sur la juste valeur implicite des actifs incorporels est alors comptabilisé à titre de perte de valeur et passé en charges.

MISE À JOUR DU SOMMAIRE DES CONVENTIONS COMPTABLES

Instruments financiers

Les instruments disponibles à la vente sont initialement comptabilisés à leur juste valeur, et les variations de la juste valeur sont constatées au poste Autres éléments du résultat étendu. Les placements dans des instruments de capitaux propres qui ne sont pas cotés sur un marché actif sont évalués au coût.

Placement à court terme

Les placements à court terme sont des placements hautement liquides sans échéance contractuelle. Ils sont comptabilisés à la juste valeur d'après les cours du marché, et les variations de la juste valeur sont constatées dans les produits.

CONVENTIONS COMPTABLES FUTURES

Chapitre 3862, «Instruments financiers – informations à fournir»

Avec prise d'effet pour les états financiers annuels des exercices se terminant après le 30 septembre 2009, les révisions apportées au chapitre 3862, «Instruments financiers – informations à fournir», du *Manuel de l'ICCA* établissent des normes qui se rapprochent davantage des Normes internationales d'information financière (IFRS). Les révisions exigent des informations additionnelles fondées sur une hiérarchie de la juste valeur qui reflète l'importance des intrants utilisés pour établir la juste valeur. Les actifs financiers et les passifs financiers dont l'évaluation à la juste valeur est fondée sur des cours du marché (non rajustés) sur des marchés actifs sont inclus dans le niveau 1; les intrants autres que des cours du marché qui sont soit directement ou indirectement observables sont inclus dans le niveau 2; et les intrants qui ne sont pas fondés sur des données observables sur le marché sont inclus dans le niveau 3. Les exigences en matière d'informations à fournir sont en vigueur pour la Fiducie à compter du 31 décembre 2009.

SEC File # 82-34911

3. DETTE À LONG TERME

	30 septembre 2009	31 décembre 2008
Facilités de crédit	**163 000 $**	353 000 $
Billets à moyen terme	**500 000**	200 000
Obligations découlant de contrats de location-acquisition	**7 825**	8 800
Autres dettes à long terme	**1 112**	1 282
Frais de financement reportés non amortis	**(3 672)**	(2 307)
	668 265	560 775
Moins la tranche échéant à moins d'un an	**101 411**	1 363
	566 854 $	$ 559 412 $

Facilités de crédit
Au 30 septembre 2009, la Fiducie détenait une facilité de crédit non garantie renouvelable, à échéance prorogeable pour une période de trois ans, de 375,0 millions de dollars (375,0 millions de dollars au 31 décembre 2008) auprès d'un syndicat de banques à charte canadiennes. Les emprunts sur la facilité peuvent comprendre des emprunts au taux préférentiel, des emprunts au taux de base américain, des emprunts au LIBOR, des acceptations bancaires ou des lettres de crédit. Les emprunts entraînent des frais et portent intérêt aux taux applicables selon la nature du montant prélevé. Le 30 septembre 2007, AltaGas a négocié une prorogation de l'échéance de sa facilité jusqu'au 30 septembre 2010.

Le 10 mars 2009, la Fiducie a conclu une facilité de crédit non garantie de 18 mois de 250,0 millions de dollars auprès d'un syndicat de banques à charte canadiennes qui vient à échéance le 13 août 2010 et qui remplace la facilité de crédit venant à échéance le 28 septembre 2009. Les emprunts sur la facilité peuvent comprendre des emprunts au taux préférentiel, des emprunts au taux de base américain, des emprunts au LIBOR ou des acceptations bancaires. Les emprunts entraînent des frais et portent intérêt aux taux applicables selon la nature du montant prélevé.

Au 30 septembre 2009, la Fiducie avait prélevé 163,0 millions de dollars (353,0 millions de dollars au 31 décembre 2008) sur les facilités. Le taux moyen des acceptations bancaires de la Fiducie au 30 septembre 2009 était de 1,1 % (3,1 % au 31 décembre 2008). Le 29 avril 2009, la Fiducie a émis des billets à moyen terme de premier rang non garantis totalisant 200 millions de dollars. Le 29 juin 2009, AltaGas a émis des billets à moyen terme de premier rang non garantis pour un capital de 100 millions de dollars. Conformément aux conditions de la facilité de crédit de 250 millions de dollars, une tranche de 100 millions de dollars du produit tiré de l'émission des billets à moyen terme a servi à rembourser la facilité et à la réduire le 9 juillet 2009, la faisant passer de 250 millions de dollars à 150 millions de dollars.

Billets à moyen terme
Le 30 août 2005, des billets à moyen terme de premier rang à 4,41 % non garantis ont été émis pour un capital de 100,0 millions de dollars. Les billets viennent à échéance le 1er septembre 2010, et les intérêts sont payables semestriellement.

Le 19 janvier 2007, AltaGas a émis une tranche supplémentaire de 100,0 millions de dollars de billets à moyen terme de premier rang non garantis. Les billets portent intérêt à un taux nominal de 5,07 % et viennent à échéance le 19 janvier 2012.

Le 29 avril 2009, AltaGas a émis des billets à moyen terme de premier rang non garantis pour un capital de 200 millions de dollars. Les billets portent intérêt à un taux nominal de 7,42 % et viennent à échéance le 29 avril 2014.

Le 29 juin 2009, AltaGas a émis des billets à moyen terme de premier rang non garantis pour un capital de 100 millions de dollars. Les billets portent intérêt à un taux nominal de 6,94 % et viennent à échéance le 29 juin 2016.

Facilité de lettres de crédit

Au 30 septembre 2009, la Fiducie détenait une facilité de lettres de crédit renouvelable, à échéance prorogeable pour une période de trois ans, non garantie, de 75,0 millions de dollars (75,0 millions de dollars au 31 décembre 2008) auprès d'une banque à charte canadienne et dont l'échéance est le 30 septembre 2010. AltaGas peut emprunter jusqu'à 25,0 millions de dollars sur la facilité de lettres de crédit au moyen d'emprunts au taux préférentiel, d'emprunts au taux de base américain, d'emprunts au LIBOR ou d'acceptations bancaires. Ces emprunts entraînent des frais et portent intérêt aux taux applicables selon la nature du montant prélevé. Au 30 septembre 2009, la Fiducie détenait des lettres de crédit en cours sur la facilité de lettres de crédit renouvelable, à échéance prorogeable, de 66,4 millions de dollars (68,1 millions de dollars au 31 décembre 2008).

4. DÉBENTURES CONVERTIBLES

Le 16 septembre 2009, la Fiducie a racheté des débentures convertibles en circulation totalisant 16,6 millions de dollars pour un montant de 1 000,96 $ pour chaque tranche de capital de 1 000,00 $. Le montant du rachat est égal au capital majoré de la totalité des intérêts courus et impayés s'y rapportant.

La Fiducie a constaté un gain au rachat des débentures convertibles de 77 246 $ à titre de produits et de 1,6 million de dollars à titre de surplus d'apport lié à la composante capitaux propres des débentures convertibles.

5. INFORMATIONS À FOURNIR CONCERNANT LE CAPITAL

Dans sa gestion du capital, la Fiducie vise à maintenir ses notations de première qualité, à maximiser la rentabilité de ses actifs existants et à accroître ses infrastructures énergétiques afin de créer de la valeur à long terme et d'améliorer le rendement pour les investisseurs. La Fiducie inclut l'avoir des porteurs de parts (y compris le cumul des autres éléments du résultat étendu) ainsi que la dette à court terme et à long terme (y compris la tranche échéant à moins d'un an), moins la trésorerie et les équivalents de trésorerie dans sa structure du capital. Dans son ensemble, la stratégie de la Fiducie reste la même depuis 2008.

L'utilisation du financement par capitaux d'emprunt ou par capitaux propres dépend de la structure du capital d'AltaGas, qui est établie en fonction des normes et des risques associés à chacun de ses secteurs d'activité. Au 30 septembre 2009, le ratio d'endettement cible d'AltaGas se situait entre 40 % et 45 %. Au 30 septembre 2009, ce ratio était de 38,7 % (37,8 % au 31 décembre 2008). Après l'acquisition d'actifs de distribution de gaz naturel (note 15), la Fiducie a augmenté son ratio d'endettement cible pour le situer entre 45 % et 50 %. L'augmentation a découlé de l'ajout d'actifs de distribution de gaz naturel au portefeuille d'actifs d'infrastructures énergétiques de la Fiducie.

	30 septembre 2009	31 décembre 2008
Dette		
Dette à court terme	**604 $**	4 493 $
Tranche de la dette à long terme échéant à moins d'un an	**101 411**	1 363
Dette à long terme	**566 854**	559 412
Débentures convertibles	**-**	16 682
	668 869	581 950
Avoir des porteurs de parts	**1 058 102**	957 442
Total de la structure du capital	**1 726 971 $**	1 539 392 $
Ratio d'endettement (%)	**38,7**	37,8

Toutes les facilités d'emprunt sont assorties des clauses restrictives habituelles pour ce type de facilités. Elles doivent être respectées à la fin de chaque trimestre civil. AltaGas a respecté ces clauses restrictives chaque trimestre depuis la mise en place des facilités.

6. INSTRUMENTS FINANCIERS ET GESTION DU RISQUE FINANCIER

Dans le cours normal des affaires, la Fiducie achète et vend du gaz naturel, des liquides de gaz naturel (LGN) et de l'électricité, et émet des titres d'emprunt à court terme et à long terme. La Fiducie se sert d'instruments dérivés pour réduire son exposition aux fluctuations des prix des marchandises, des taux d'intérêt et des taux de change qui découlent de ces activités. La Fiducie n'utilise pas d'instruments dérivés à des fins spéculatives.

Juste valeur des instruments financiers

Au 30 septembre 2009 et au 31 décembre 2008, tous les dérivés, outre ceux qui correspondent à l'exception visant les achats et ventes ordinaires, sont portés aux bilans consolidés à leur juste valeur. La juste valeur des dérivés d'électricité, de gaz naturel et de LGN a été calculée selon les prix à terme estimatifs publiés de la période considérée. Le calcul de la juste valeur des dérivés de taux d'intérêt et de taux de change est effectué selon les cours du marché.

La juste valeur de la dette à long terme a été estimée selon les versements du capital et de l'intérêt futurs actualisés au moyen de taux d'intérêt estimatifs. La juste valeur des débentures convertibles a été estimée selon le modèle de Black et Scholes.

La valeur comptable et la juste valeur des actifs financiers et des passifs financiers de la Fiducie se présentaient comme suit :

Sommaire des justes valeurs	30 septembre 2009 Valeur comptable	Juste valeur	31 décembre 2008 Valeur comptable	Juste valeur
Actifs financiers				
Détenus à des fins de transaction				
Trésorerie et équivalents de trésorerie[1]	**18 460 $**	**18 460 $**	18 304 $	18 304 $
Placement à court terme	**45 625**	**45 625**	-	-
Gestion du risque – dérivés[2]	**73 429**	**73 429**	49 270	49 270
Placements à long terme et autres actifs	**7 958**	**7 958**	-	-
Couvertures de flux de trésorerie				
Gestion du risque[2]	**38 298**	**38 298**	74 720	74 720
Prêts et créances				
Débiteurs et autres actifs[1, 3]	**142 738**	**142 738**	216 079	216 079
Liquidités soumises à restrictions provenant des clients[1]	**28 324**	**28 324**	24 017	24 017
Disponibles à la vente				
Placements à long terme et autres actifs	**15 280**	**15 280**	-	-
	370 112 $	**370 112 $**	382 390 $	382 390 $
Passifs financiers				
Détenus à des fins de transaction				
Gestion du risque – dérivés[2]	**58 582 $**	**58 582 $**	44 862 $	44 862 $
Couvertures de flux de trésorerie				
Gestion du risque[2]	**2 092**	**2 092**	29 307	29 307
Autres passifs financiers				
Créditeurs et autres charges à payer[1, 4]	**147 691**	**147 691**	216 502	216 502
Dépôts de clients[1]	**28 324**	**28 324**	24 017	24 017
Dette à court terme	**604**	**604**	4 493	4 493
Dette à long terme[5]	**671 937**	**686 758**	563 082	550 971
Débentures convertibles	**-**	**-**	16 682	16 334
	909 230 $	**924 051 $**	898 945 $	886 486 $

[1] *En raison de la nature ou de l'échéance à court terme de ces instruments financiers, leur valeur comptable se rapproche de leur juste valeur.*

[2] *La juste valeur correspond à la valeur comptable des dérivés et des éléments couverts.*

[3] *Excluent des impôts sur les bénéfices, des taxes de vente, des crédits d'émission et des charges payées d'avance totalisant 22 588 $ (11 906 $ au 31 décembre 2008).*

[4] *Excluent des impôts sur les bénéfices et des taxes de vente ainsi que des produits constatés d'avance totalisant 1 297 $ (3 655 $ au 31 décembre 2008).*

[5] *Comprend la tranche de la dette à long terme échéant à moins d'un an et exclut les frais de financement reportés de 3 672 $ (2 307 $ au 31 décembre 2008).*

Sommaire du gain latent (de la perte latente) sur la gestion du risque

	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
	2009	2008	**2009**	2008
Gaz naturel	**4 781 $**	3 982 $	**7 679 $**	4 810 $
LGN	**213**	5 630	**6 026**	4 029
Électricité	**-**	(431)	**67**	(360)
Énergie thermique	**(1 287)**	-	**(706)**	(188)
Swaps de taux d'intérêt	**1 266**	(972)	**3 484**	(1 629)
Change	**(609)**	(4 555)	**(5 647)**	(5 276)
	4 364 $	3 654 $	**10 903 $**	1 386 $

Sommaire du gain latent (de la perte latente) sur les dérivés désignés comme couvertures de flux de trésorerie (après impôts)

	30 septembre 2009	30 septembre 2008
LGN	**837 $**	4 592 $
Électricité	**24 077**	7 847
Contrat à terme sur obligations	**(3 018)**	67
Change	**1 047**	-
Disponibles à la vente	**4 578**	-
	27 521 $	12 506 $

Placements à long terme et autres actifs

En janvier 2009, AltaGas a acquis 10 millions de dollars d'actions ordinaires de Magma Energy Corp. dans le cadre d'un placement privé de titres de capitaux propres. Ces actions ont été classées comme disponibles à la vente. La variation de la valeur de ces actions ordinaires est présentée dans les autres éléments du résultat étendu et s'établissait à 4,6 millions de dollars au 30 septembre 2009. En juillet 2009, AltaGas a acquis des actions ordinaires additionnelles de Magma Energy Corp. dans le cadre de son premier appel public à l'épargne. Ces actions ont été classées comme détenues à des fins de transaction et incluses dans les placements à long terme et autres actifs. Au 30 septembre 2009, la Fiducie a constaté un gain latent de 1,7 million de dollars dans les produits du secteur Siège social.

Placement à court terme

Au troisième trimestre de 2009, AltaGas a constaté un gain réalisé de 0,6 million de dollars et un gain latent de 1,7 million de dollars dans les produits du secteur Siège.social. Pour les neuf mois terminés le 30 septembre 2009, la Fiducie a constaté un gain réalisé de 0,6 million de dollars et un gain latent de 6,3 millions de dollars.

7. AVOIR DES PORTEURS DE PARTS

	30 septembre 2009	31 décembre 2008
Capital des porteurs de parts *(note 8)*	**973 714 $**	850 992 $
Surplus d'apport *(note 4)*	**5 745**	4 261
Bénéfices cumulés	**782 901**	673 736
Débentures convertibles	**-**	1 600
Bons de souscription	**4 500**	4 500
Dividendes cumulés	**(41 114)**	(41 114)
Distributions aux porteurs de parts cumulées déclarées[1]	**(665 141)**	(538 227)
Distributions d'actions ordinaires de Utility Group	**(29 848)**	(29 848)
Rajustements transitoires découlant de l'adoption de nouvelles normes comptables relatives aux instruments financiers	**(176)**	-
Cumul des autres éléments du résultat étendu	**27 521**	31 542
	1 058 102 $	957 442 $

[1] *Les distributions aux porteurs de parts cumulées versées par la Fiducie au 30 septembre 2009 s'élevaient à 650,8 millions de dollars (525,3 millions de dollars au 31 décembre 2008).*

8. CAPITAL DES PORTEURS DE PARTS

Parts de fiducie émises et en circulation	Nombre de parts	Montant
31 décembre 2008	69 761 778	835 957 $
Parts émises au comptant à l'exercice d'options	18 500	267
Parts émises en vertu du régime de réinvestissement des distributions[1]	1 766 967	26 200
Parts émises contre des parts échangeables	57 527	854
Parts émises à la conversion des débentures convertibles	2 637	71
Parts émises dans le cadre d'un appel public à l'épargne (déduction faite de frais d'émission de 5,4 millions de dollars et d'une économie d'impôts de 0,9 million de dollars)	6 100 000	96 184
30 septembre 2009	**77 707 409**	**959 533**

Parts échangeables émises et en circulation	Nombre de parts	Montant
Émises par AltaGas LP #1 le 31 décembre 2008	2 143 173	15 035 $
Parts d'AltaGas LP #1 rachetées contre des parts de fiducie	(57 527)	(854)
30 septembre 2009	**2 085 646**	**14 181**
Émises et en circulation au 30 septembre 2009	**79 793 055**	**973 714 $**

[1] *Régime de réinvestissement des distributions et régime optionnel d'achat de parts.*

	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
Nombre moyen pondéré de parts en circulation[1]	**2009**	2008	**2009**	2008
Nombre de parts – de base	**79 501 209**	71 137 882	**78 033 546**	67 873 398
Instruments de capitaux propres dilutifs[2]	**947 874**	904 070	**959 412**	920 614
Nombre de parts – dilué	**80 449 083**	72 041 952	**78 992 958**	68 794 012

[1] *Comprennent les parts échangeables.*

[2] *Comprennent les options, les débentures convertibles et les bons de souscription.*

La Fiducie a un régime d'options d'achat de parts en vertu duquel les employés et les administrateurs sont admissibles à recevoir des attributions. Au 30 septembre 2009, 10 % des parts en circulation étaient réservées pour émission en vertu de ce régime. Au 30 septembre 2009, les droits des options attribuées en vertu du régime avaient, en général, une durée de dix ans et pouvaient être acquis sur une période d'au plus quatre ans.

Au 30 septembre 2009, les options en cours pouvaient être exercées à diverses dates sur une période d'au plus neuf ans. Au 30 septembre 2009, la juste valeur non imputée de la charge de rémunération à base d'options d'achat de parts associée aux périodes futures était de 0,3 million de dollars (0,6 million de dollars au 31 décembre 2008).

Le tableau qui suit résume l'information sur les options d'achat de parts de la Fiducie :

	Options en cours	
	Nombre d'options	Prix d'exercice[1]
Options d'achat de parts en cours au 31 décembre 2008	2 972 250	26,36 $
Attribuées	47 000	16,44
Exercées	(18 500)	9,97
Échues	(112 500)	20,30
Options d'achat de parts en cours au 30 septembre 2009	**2 888 250**	**20,33 $**
Options d'achat de parts exerçables au 30 septembre 2009	**820 356**	**26,31 $**

[1] *Moyenne pondérée.*

Le tableau suivant résume le régime d'options d'achat de parts des employés au 30 septembre 2009 :

	Options en cours			Options exerçables	
	Nombre d'options en cours	Prix d'exercice moyen pondéré	Durée contractuelle restante moyenne pondérée	Nombre exerçable	Prix d'exercice
5,00 $ - 15,25 $	1 354 500	14,17 $	9,11	18 000	8,52 $
15,26 $ - 26,08 $	742 250	23,77	8,03	258 022	24,22
26,09 $ - 29,15 $	791 500	27,67	7,14	544 334	27,89
	2 888 250	20,33 $	8,29	820 356	26,31 $

En 2004, AltaGas a mis sur pied un régime de rémunération à base de parts qui attribue des parts fictives à certains employés. À compter de 2008, tous les employés sont devenus admissibles au régime de parts fictives. Les parts fictives sont évaluées selon les distributions déclarées et le cours des parts de Fiducie. Les droits des parts sont acquis selon un calendrier d'acquisition graduelle. La charge de rémunération comptabilisée au troisième trimestre de 2009 à l'égard de ce régime a été de 2,1 millions de dollars (1,7 million de dollars au troisième trimestre de 2008). Au 30 septembre 2009, la juste valeur non imputée de la charge de rémunération à base de parts associée aux périodes futures était de 19,3 millions de dollars (18,4 millions de dollars au 31 décembre 2008).

9. RÉSULTAT NET PAR PART

Le calcul du résultat net par part est présenté dans le tableau suivant :

	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
	2009	2008	**2009**	2008
Numérateur :				
Numérateur du résultat de base net par part	**34 766 $**	53 454 $	**109 163 $**	123 944 $
Numérateur du résultat dilué net par part	**34 969 $**	53 699 $	**109 852 $**	124 449 $
Dénominateur :				
Nombre moyen pondéré de parts	**79 501**	71 138	**78 034**	67 873
Instruments de capitaux propres dilutifs[1]	**948**	904	**959**	921
Dénominateur du résultat dilué net par part	**80 449**	72 042	**78 993**	68 794
Résultat de base net par part	**0,44 $**	0,75 $	**1,40 $**	1,83 $
Résultat dilué net par part	**0,43 $**	0,75 $	**1,39 $**	1,81 $

[1] *Comprennent les options, les débentures convertibles et les bons de souscription.*

10. VARIATION NETTE DU FONDS DE ROULEMENT HORS TRÉSORERIE

La variation nette des éléments du fonds de roulement hors trésorerie a fait augmenter (diminuer) les flux de trésorerie provenant de l'exploitation, comme suit :

	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
	2009	2008[1]	**2009**	2008[1]
Débiteurs	**1 157 $**	24 747 $	**67 095 $**	20 313 $
Stocks	**(52)**	(444)	**217**	(444)
Autres actifs à court terme[2]	**(4 261)**	1 105	**(4 437)**	2 922
Créditeurs et charges à payer	**18 996**	(19 290)	**(61 685)**	(20 163)
Dépôts des clients	**(5 208)**	517	**4 307**	163
Produits constatés d'avance	**(3 193)**	-	**(2 737)**	1 059
Autres passifs à court terme	**(4 325)**	1 114	**(9 488)**	10 702
	3 114	7 749	**(6 728)**	14 552
Ajouter : augmentation (diminution) des coûts en capital à payer	**(9 944)**	(13 471)	**(5 660)**	(9 677)
Variation nette du fonds de roulement hors trésorerie lié à l'exploitation	**(6 830) $**	(5 722) $	**(12 388) $**	4 875 $

[1] *Certains postes peuvent ne pas correspondre à la variation nette indiquée au bilan consolidé en raison d'une acquisition.*

[2] *Excluent un billet à recevoir de 6,5 millions de dollars inclus dans les activités d'investissement en 2008.*

Les paiements au comptant ci-après ont été pris en compte dans le calcul du bénéfice :

	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
	2009	2008	**2009**	2008
Intérêts payés	**9 519 $**	5 698 $	**24 238 $**	18 091 $
Impôts sur les bénéfices payés (recouvrés)	**(218) $**	90 $	**(90) $**	415 $

11. RÉGIMES DE RETRAITE ET RÉGIMES D'AVANTAGES COMPLÉMENTAIRES DE RETRAITE

Les coûts des régimes à prestations déterminées sont fondés sur les estimations de la direction du taux de rendement futur sur la juste valeur des actifs des régimes de retraite, de la croissance des salaires, de la mortalité et d'autres facteurs ayant une incidence sur le paiement des avantages sociaux futurs. AltaGas a rajusté la provision actuarielle de ces régimes afin d'être conforme aux hypothèses utilisées pour les régimes de retraite existants.

La charge nette de retraite par régime de retraite pour la période se présente comme suit :

	Trois mois terminés les 30 septembre		Neuf mois terminés les 30 septembre	
	2009	2008	**2009**	2008
Régime de retraite à cotisations déterminées	**616 $**	567 $	**1 784 $**	1 341 $
Régime de retraite à prestations déterminées	**(9)**	120	**436**	519
Régime de retraite complémentaire des dirigeants	**295**	428	**884**	928
	902 $	1 115 $	**3 104 $**	2 788 $

12. OPÉRATION NON MONÉTAIRE

Au premier trimestre de 2009, AltaGas a conclu avec un tiers une opération non monétaire qui lui a permis d'échanger des certificats d'énergie renouvelable (CER) de la Colombie-Britannique en contrepartie de réductions d'émissions vérifiées qui ont été générées en Alberta. Les CER seront créés grâce à l'énergie produite de 2009 à 2011 par le parc éolien de Bear Mountain. Les réductions d'émissions vérifiées reçues par AltaGas ont servi à réduire les coûts engagés pour se conformer au Alberta's Specified Gas Emitters Regulation en 2009.

13. PASSIF ÉVENTUEL

Panne d'électricité à la centrale Sundance B, unité 4

Le passif éventuel lié à la panne de la centrale Sundance B, unité 4 à la mi-décembre 2008 et attribuable au bris d'un ventilateur à tirage induit a été réglé en août 2009. Les modalités du règlement sont confidentielles. Aucun passif éventuel n'est à payer relativement à des pannes d'électricité.

14. CHIFFRES CORRESPONDANTS

Certains chiffres correspondants ont été reclassés afin de les rendre conformes à la présentation des états financiers de la période considérée.

15. ÉVÉNEMENTS POSTÉRIEURS À LA DATE DU BILAN

Le 8 octobre 2009, AltaGas a acquis le contrôle de Utility Group. La Fiducie prévoit que l'actif augmentera d'environ 220 millions de dollars, la contrepartie au comptant ayant totalisé 75,2 millions de dollars, ou 10,50 $ l'action ordinaire. Le total de la dette prise en charge devrait s'établir à environ 125 millions de dollars.

Jusqu'à la date d'acquisition, AltaGas comptabilisait son placement dans Utility Group selon la méthode de la mise en équivalence. Par conséquent, trimestriellement, la tranche du bénéfice de Utility Group revenant à la Fiducie a été comptabilisée à titre de produits du secteur Siège social. En date du quatrième trimestre de 2009, les résultats d'exploitation de Utility Group seront consolidés avec les résultats de la Fiducie dans le secteur du gaz.

Le 3 novembre 2009, AltaGas a conclu un contrat d'achat avec SaskEnergy Incorporated et Scotia Investments Limited, en vertu duquel Utility Group fera l'acquisition de la participation de 75,1 % de Heritage Gas Limited qu'elle ne détient pas encore pour 109,8 millions de dollars. L'acquisition est assujettie aux conditions habituelles et devrait être finalisée à la mi-novembre.

Sur une base pro forma, après la constatation de l'acquisition des actifs de distribution de gaz naturel, le ratio d'endettement s'est accru pour passer à 48 %, et les actifs devraient augmenter d'environ 330 millions de dollars.

16. INFORMATIONS SECTORIELLES

AltaGas est une fiducie énergétique intégrée possédant un portefeuille d'actifs et de services servant à acheminer l'énergie de la source à l'utilisateur final. La majorité des opérations entre les secteurs d'exploitation est comptabilisée au prix du marché des marchandises et le reste, à la valeur d'échange. Les cinq secteurs d'exploitation de la Fiducie sont décrits ci-dessous :

Extraction et transport — usines de traitement des LGN et d'extraction de l'éthane et gazoducs de transport de gaz naturel et de LGN;

Collecte et traitement sur place — réseaux de collecte de gaz naturel et installations de traitement;

Services énergétiques — services de consultation en énergie et vente de gaz naturel et d'électricité;

Production d'électricité — production d'électricité par des centrales alimentées au charbon et au gaz, conformément à des ententes d'achat d'électricité et d'autres contrats, des centrales électriques alimentées au gaz, des projets de production d'électricité au fil de l'eau et par éoliennes en développement;

Siège social — coûts liés à la prestation de services généraux et frais généraux de l'entreprise, placements dans des entités ouvertes et fermées, actifs de l'entreprise et incidence des variations de la juste valeur des contrats de gestion du risque.

Les tableaux suivants présentent la composition par secteur :

Trois mois terminés le 30 septembre 2009	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Secteur du gaz – total partiel	Production d'électricité	Siège social	Élimination inter-sectorielle	Total
Produits	**84 164 $**	**32 953 $**	**128 811 $**	**245 928 $**	**47 892 $**	**5 170 $**	**(11 977) $**	**287 013 $**
Gain latent sur gestion du risque	**-**	**-**	**-**	**-**	**-**	**4 364**	**-**	**4 364**
Coût des produits vendus	**(38 749)**	**(2 185)**	**(123 614)**	**(164 548)**	**(23 065)**	**-**	**10 937**	**(176 676)**
Charges d'exploitation et d'administration	**(14 008)**	**(23 402)**	**(3 083)**	**(40 493)**	**(1 392)**	**(10 173)**	**1 040**	**(51 018)**
Amortissement	**(7 677)**	**(7 287)**	**(590)**	**(15 554)**	**(2 061)**	**(632)**	**-**	**(18 247)**
Perte de change	**-**	**-**	**-**	**-**	**-**	**(78)**	**-**	**(78)**
Intérêts débiteurs	**-**	**-**	**-**	**-**	**-**	**(8 823)**	**-**	**(8 823)**
Bénéfice avant impôts sur les bénéfices	**23 730 $**	**79 $**	**1 524 $**	**25 333 $**	**21 374 $**	**(10 172) $**	**-**	**36 535 $**
Acquisitions nettes :								
Immobilisations[1]	**5 088 $**	**3 408 $**	**5 177 $**	**13 673 $**	**65 092 $**	**739 $**	**-**	**79 504 $**
Placement à long terme et autres actifs[2]	**-**	**-**	**-**	**-**	**(9 955) $**	**23 040 $**	**-**	**13 085 $**
Écart d'acquisition	**143 725 $**	**115 $**	**-**	**143 840 $**	**-**	**-**	**-**	**143 840 $**
Actifs sectoriels	**1 022 598 $**	**524 040 $**	**121 320 $**	**1 667 958 $**	**383 479 $**	**191 935 $**	**-**	**2 243 372 $**

[1] *Écarts temporaires des flux de trésorerie et des opérations hors trésorerie de 9 756 $.*

[2] *Écarts temporaires des flux de trésorerie et des opérations hors trésorerie de 6 862 $.*

Neuf mois terminés le 30 septembre 2009	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Secteur du gaz – total partiel	Production d'électricité	Siège social	Élimination inter-sectorielle	Total
Produits	**259 805 $**	**102 779 $**	**447 455 $**	**810 039 $**	**140 178 $**	**11 162 $**	**(40 451) $**	**920 928 $**
Gain latent sur gestion du risque	**-**	**-**	**-**	**-**	**-**	**10 903**	**-**	**10 903**
Coût des produits vendus	**(127 378)**	**(5 995)**	**(430 073)**	**(563 446)**	**(64 461)**	**-**	**37 212**	**(590 695)**
Charges d'exploitation et d'administration	**(43 011)**	**(70 239)**	**(9 258)**	**(122 508)**	**(4 422)**	**(28 173)**	**3 239**	**(151 864)**
Amortissement	**(22 380)**	**(21 848)**	**(1 478)**	**(45 706)**	**(6 215)**	**(1 891)**	**-**	**(53 812)**
Gain de change	**-**	**-**	**-**	**-**	**-**	**259**	**-**	**259**
Intérêts débiteurs	**-**	**-**	**-**	**-**	**-**	**(22 479)**	**-**	**(22 479)**
Bénéfice (perte) avant impôts sur les bénéfices	**67 036 $**	**4 697 $**	**6 646 $**	**78 379 $**	**65 080 $**	**(30 219) $**	**-**	**113 240 $**
Acquisitions nettes :								
Immobilisations[1]	**17 381 $**	**8 009 $**	**13 340 $**	**38 730 $**	**122 662 $**	**2 711 $**	**-**	**164 103 $**
Placement à long terme et autres actifs[2]	**-**	**-**	**-**	**-**	**(20) $**	**23 931 $**	**-**	**23 911 $**
Écart d'acquisition	**143 725 $**	**115 $**	**-**	**143 840 $**	**-**	**-**	**-**	**143 840 $**
Actifs sectoriels	**1 022 598 $**	**524 040 $**	**121 320 $**	**1 667 958 $**	**383 479 $**	**191 935 $**	**-**	**2 243 372 $**

[1] *Écarts temporaires des flux de trésorerie et des opérations hors trésorerie de 5 811 $.*

[2] *Écarts temporaires des flux de trésorerie et des opérations hors trésorerie de 7 688 $.*

Trois mois terminés le 30 septembre 2008	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Secteur du gaz – total partiel	Production d'électricité	Siège social	Élimination inter-sectorielle	Total
Produits	111 828 $	41 329 $	263 825 $	416 982 $	55 637 $	(120) $	(15 451) $	457 048 $
Gains latents sur gestion du risque	-	-	-	-	-	3 654	-	3 654
Coût des produits vendus	(68 009)	(3 208)	(259 414)	(330 631)	(22 787)	-	15 376	(338 042)
Charges d'exploitation et d'administration	(18 405)	(23 868)	(3 015)	(45 288)	(1 035)	(8 345)	75	(54 593)
Amortissement	(7 445)	(7 089)	(524)	(15 058)	(1 776)	(553)	-	(17 387)
Gain de change	-	-	-	-	-	136	-	136
Intérêts débiteurs	-	-	-	-	-	(6 026)	-	(6 026)
Bénéfice (perte) avant impôts sur les bénéfices	17 969 $	7 164 $	872 $	26 005 $	30 039 $	(11 254) $	-	44 790 $
Acquisitions (réductions) nettes :								
Immobilisations[1]	20 274 $	6 994 $	313 $	27 581 $	66 339 $	1 166 $	-	95 086 $
Ententes, contrats et relations de services énergétiques	(12 900) $	-	-	(12 900) $	(18 000) $	-	-	(30 900)
Placements à long terme et autres actifs[2]	-	-	-	-	(292) $	(250) $	-	(542)
Écart d'acquisition	143 725 $	215 $	-	143 940 $	-	4 348 $	-	148 288 $
Actifs sectoriels	1 494 945 $	104 158 $	56 098 $	1 655 201 $	326 968 $	131 323 $	-	2 113 492 $

[1] *Écarts temporaires des flux de trésorerie, des opérations hors trésorerie et des actifs acquis par suite d'acquisitions d'entreprises comptabilisés à titre d'acquisitions de placements à long terme à l'état des flux de trésorerie de 75 033 $.*

[2] *Écarts temporaires des flux de trésorerie, des opérations hors trésorerie et des actifs acquis par suite d'acquisitions d'entreprises comptabilisés à titre d'acquisitions de placements à long terme à l'état des flux de trésorerie de 46 453 $.*

Neuf mois terminés le 30 septembre 2008	Extraction et transport	Collecte et traitement sur place	Services énergétiques	Secteur du gaz – total partiel	Production d'électricité	Siège social	Élimination inter-sectorielle	Total
Produits	332 031 $	119 303 $	824 859 $	1 276 193 $	165 342 $	1 390 $	(52 073) $	1 390 852 $
Gain latent sur gestion du risque	-	-	-	-	-	1 386	-	1 386
Coût des produits vendus	(198 530)	(9 012)	(814 029)	(1 021 571)	(72 221)	-	52 247	(1 041 545)
Charges d'exploitation et d'administration	(51 372)	(72 115)	(9 508)	(132 995)	(2 236)	(29 782)	(174)	(165 187)
Amortissement	(20 523)	(20 937)	(1 574)	(43 034)	(5 508)	(1 670)	-	(50 212)
Gain de change	-	-	-	-	-	249	-	249
Intérêts débiteurs	-	-	-	-	-	(19 343)	-	(19 343)
Bénéfice (perte) avant impôts sur les bénéfices	61 606 $	17 239 $	(252) $	78 593 $	85 377 $	(47 770) $	-	116 200 $
Acquisitions nettes :								
Immobilisations[1]	592 412 $	43 173 $	(179) $	635 406 $	120 260 $	4 771 $	-	760 437 $
Ententes, contrats et relations de services énergétiques	53 100 $	-	-	53 100 $	-	-	-	53 100 $
Placement à long terme et autres actifs[2]	-	-	-	-	4 942 $	(47 808) $	-	(42 866) $
Écart d'acquisition	143 725 $	215 $	-	143 940 $	4 348 $	-	-	148 288 $
Actifs sectoriels	1 494 945 $	104 158 $	56 098 $	1 655 201 $	326 968 $	131 323 $	-	2 113 492 $

[1] *Écarts temporaires des flux de trésorerie, des opérations hors trésorerie et des actifs acquis par suite d'acquisitions d'entreprises comptabilisés à titre d'acquisitions de placements à long terme à l'état des flux de trésorerie de 664 994 $.*

[2] *Écarts temporaires des flux de trésorerie, des opérations hors trésorerie et des actifs acquis par suite d'acquisitions d'entreprises comptabilisés à titre d'acquisitions de placements à long terme à l'état des flux de trésorerie de 349 782 $.*

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	10/01/2009 - 10/31/2009

Summary

Issued & Outstanding Opening Balance :	77,707,409	As at :	10/01/2009

	Effect on Issued & Outstanding Securities
Employee Trust Unit Option Plan #1 (10%) April 27, 2006	0
DRIP Plan #1 - Trust Units	166,656
DRIP Plan #2 - Exchangeable LP Units	10
Other Issuances and Cancellations	1,990
Issued & Outstanding Closing Balance :	77,876,065

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance:	**2,888,250**	As at :	10/01/2009

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
10/09/2009	N	179,500			
Filer's comment					
Options granted to new employees upon acquisition of AUGI at $18.00 expiring October 9, 2019					
10/07/2009	N	40,000			
Filer's comment					
Options granted to existing employees at $17.89 expiring October 7, 2019					
10/13/2009	N	7,000			
Filer's comment					
Options granted to new employees at $17.90 expiring October 13, 2019					
10/22/2009	N			250	
Filer's comment					
December 10, 2007 options cancelled due to employee departure					
Totals		226,500	0	250	0

Stock Options Outstanding Closing Balance:	**3,114,500**	As at :	10/31/2009

DRIP Plan #1 - Trust Units

Opening Reserve	**786,267**	As at :	10/01/2009

Effective Date	Securities Listed	Securities Issued
10/15/2009		166,656
Totals	0	166,656

Closing Reserve:	**619,611**	As at :	10/31/2009

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve		**704,105**	As at :	10/01/2009

Effective Date	**Securities Listed**	**Securities Issued**
10/15/2009		10
Totals	0	10

Closing Reserve:		**704,095**	As at :	10/31/2009

Other Issuances and Cancellations

Effective Date	**Transaction Type**	**Number of Securities**
10/20/2009	Conversion (General)	1,990

Filer's comment

1990 AltaGas Holdings Limited Parnership #1 units exchanged on a 1:1 basis for AIT Trust Units

Totals		1,990

Filed on behalf of the Issuer by:

Name:	Tammy Belsham
Phone:	403-691-7575
Email:	tammy.belsham@altagas.ca
Submission Date:	11/06/2009
Last Updated:	11/06/2009

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	09/01/2009 - 09/30/2009

Summary

Issued & Outstanding Opening Balance :	77,505,310	As at :	09/01/2009

	Effect on Issued & Outstanding Securities
Employee Trust Unit Option Plan #1 (10%) April 27, 2006	2,500
DRIP Plan #1 - Trust Units	195,807
DRIP Plan #2 - Exchangeable LP Units	11
Other Issuances and Cancellations	3,781

Issued & Outstanding Closing Balance :	77,707,409

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance:	**2,886,375**	As at :	09/01/2009

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
09/09/2009	N			7,500	
Filer's comment December 10, 2008 options cancelled due to employee departure					
09/21/2009	N	7,500			
Filer's comment Options granted to new employee at an exercise price of $17.10 expiring September 21, 2019					
09/22/2009	N	5,000			
Filer's comment Options granted to new employee at an exercise price of $17.17 expiring September 22, 2019					
09/22/2009	N			750	
Filer's comment December 10, 2007 options cancelled due to employee departure					
09/22/2009	N			2,000	
Filer's comment December 10, 2008 options cancelled due to employee departure					
09/24/2009	N			1,000	
Filer's comment February 1, 2008 options cancelled due to employee departure					
09/28/2009	N	5,000			
Filer's comment Options granted to new employee at an exercise price of $17.15 expiring September 28, 2019					
09/28/2009	N		2,500		
Filer's comment December 8, 1999 options exercised at $7.00 per trust unit					
09/30/2009	N			750	
Filer's comment September 6, 2006 options cancelled due to employee departure					
09/30/2009	N			500	
Filer's comment					

March 23, 2007 options cancelled due to employee departure

09/30/2009	N			625	

Filer's comment

December 10, 2007 options cancelled due to employee departure

Totals	17,500	2,500	13,125	0

Stock Options Outstanding Closing Balance: **2,888,250** As at : 09/30/2009

DRIP Plan #1 - Trust Units

Opening Reserve **982,074** As at : 09/01/2009

Effective Date	Securities Listed	Securities Issued
09/15/2009		195,807
Totals	0	195,807

Closing Reserve: **786,267** As at : 09/30/2009

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve **704,116** As at : 09/01/2009

Effective Date	Securities Listed	Securities Issued
09/15/2009		11
Totals	0	11

Closing Reserve: **704,105** As at : 09/30/2009

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
09/11/2009	Conversion (General)	3,781

Filer's comment

AltaGas Holding Limited Partnership No. 1 Units converted on a 1:1 basis to AIT Trust Units

Totals		3,781

Filed on behalf of the Issuer by:

Name:	Tammy Belsham
Phone:	403-691-7575
Email:	tammy.belsham@altagas.ca
Submission Date:	10/02/2009
Last Updated:	10/02/2009